DLA

RECEIVED

2008 JAN -2 P 4:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 Garden Road
Central
Hong Kong
DX 009157 Central 1
T +852 2103 0694
F +852 2810 1345
W www.dlapiper.com

Attn: Neil Miller
DLA Piper
500 Eighth Street, NW
Washington, DC 20004
USA

Your reference

Our reference
DL/DL/28/17
HKM/511429.1

31 December 2007 [redacted]

08001601

By Courier

Dear Neil

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD. - INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (FILE NO.82-34809)

I am assisting Gene Buttrill in this matter.

In connection with the captioned matter, I enclose herewith two copies of the letter from Ping An Insurance (Group) Company of China, Ltd. dated 29 December 2007 together with a copy of the enclosure for your further handling.

If you have any questions, please free feel to contact me at +852 2103 0694 or damon.law@dlapiper.com.

Yours sincerely

D. Law

Damon Law
Associate
DIBB LUPTON ALSOP

PROCESSED
APR 04 2008 E
THOMSON FINANCIAL

dw 4/1

合夥人
陳立峰 陳熙 陳承元 簡基祥
戴耀信 馮敬德 高思本 梁寶瑤
劉蔚 呂馮美儀†# 馬能治 吳昭慶
岑君毅 王惟鴻† 葉忠青

外國顧問律師
卜嘉男(紐約,美國)
謝漢春(新南威爾斯,澳洲)
李在哲(英國及威爾斯)
施偉(英國及威爾斯)

†國際公證人
#中國司法部委托公證人

Regulated by the Law Society of Hong Kong

Partners:
Daniel L.F. Chan, Kevin N. Chan, Roy S.Y. Chan, Christopher J.D. Clarke, Justin C. Davidson, Steven J. Dewhurst, King Tak Fung, Satpal S. Gobindpuri, D. W. Harrison, Esther P.Y. Leung, Wei Liu, Mabel M. Lui†#, Tejinder S. Mahil, Nicholas H. Mallard, Ivan C.K. Ng, Ronald K.N. Sum, Andrew W.H. Wang†, John T.K. Yeap

Foreign Legal Consultants:
S. Eugene Buttrill III (New York, USA), Gigi K.C. Cheah (New South Wales, Australia), Peter C.D. Kwon (England & Wales), Jae-Chul Lee (England & Wales), Patrice Marceau (Quebec, Canada), Giovanni Marino (Italy), Nicholas P. Seddon (England & Wales), Gordon Smith (England & Wales)

†Notary public
#China-appointed attesting officer

Dibb Lupton Alsop is a law firm and part of DLA Piper, a global organisation.

Hong Kong switchboard
+852 2103 0808

中国平安
PING AN OF CHINA

RECEIVED

2008 JAN -2 P 4:44 29 December, 2007

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Ping An Insurance (Group) Company of China, Ltd.
Information Furnished Pursuant to Rule
12g3-2(b) under the Securities Exchange Act of
1934 (File No. 82-34809)

Ladies and Gentlemen:

Enclosed please find a copy of each of the documents to be furnished to the Securities and Exchange Commission (the "**Commission**") pursuant to subparagraph (1) (iii) of Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

Information Submitted Herewith

Documents which the Company is required to furnish to the Commission pursuant to subparagraph (1) (iii) of the Rule are set forth in Annex A attached hereto. With respect to documents for which an English version or summary is available, copies of the documents are enclosed herein.[1] With respect to documents for which no English language version, translation or summary has been prepared, brief descriptions of the documents are set forth in Annex B attached hereto.

If you have any questions in connection with this matter, please contact the undersigned person in Shenzhen, China by telephone at +86 755 8240 4515 or by fax at +86 755 8243 1019, or Mr. Gene Buttrill of Dibb Lupton Alsop by telephone at +852 2103 0811 or by fax at +852 2810 1345.

Very truly yours,

Yao Jun

(Enclosures)

[1] Documents for which an English version is available are denoted by an asterisk in Annex A.

Annex A

List of Documents Published, Filed or Distributed

1 Overseas Regulatory Announcement in Hong Kong in respect of increase in foreign investment dated 4 December 2007

2 Announcement in Hong Kong in respect of audit on mandatory traffic accident liability insurance for motor vehicles dated 30 November 2007*

3 Announcement in Hong Kong in respect of the acquisition of around 95.01 million of shares in Fortis SA/NV and Fortis N.V. in the secondary market by Ping An Life Insurance Co. of China, Ltd. dated 29 November 2007*

4 Overseas Regulatory Announcement in Hong Kong in respect of an increase in registered capital and amendments to the Articles of Association dated 26 November 2007

5 Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2007 to 31 October 2007 dated 20 November 2007*

6 Overseas Regulatory Announcement in Hong Kong in respect of the provision of guarantee by the Company to China Ping An Insurance Overseas (Holdings) Co. Ltd. dated 15 November 2007

7 Overseas Regulatory Announcement in Hong Kong in respect of the provisions of guarantee by the Company to 深圳市平安置业投资有限公司 (Shenzhen Ping An Real Estate Investment Co. Ltd.) and China Ping An Insurance Overseas (Holdings) Co. Ltd. dated 6 November 2007

8 Overseas Regulatory Announcement in Hong Kong in respect of the third quarter results of the Company dated 25 October 2007*

9 Overseas Regulatory Announcement in Hong Kong in respect of resolutions passed in the Board meeting dated 26 October 2007

10 Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2007 to 30 September 2007 dated 18 October 2007*

11 Overseas Regulatory Announcement in Hong Kong in respect of restructuring of corporate governance of special project dated 27 September 2007

12 Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2007 to 31 August 2007 dated 20 September 2007*

13 Announcement in Shanghai in respect of increase in foreign investment dated 4 December 2007

14 Announcement in Shanghai in respect of audit on mandatory traffic accident liability insurance for motor vehicles dated 30 November 2007

15 Announcement in Shanghai in respect of the acquisition of around 95.01 million of shares in Fortis SA/NV and Fortis N.V. in the secondary market by Ping An Life Insurance Co. of China, Ltd. dated 29 November 2007

16 Announcement in Shanghai in respect of an increase in registered capital and amendments to the Articles of Association dated 26 November 2007

17 Announcement in Shanghai of the Articles of Association on 26 November 2007

18 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2007 to 31 October 2007 dated 20 November 2007

19 Announcement in Shanghai in respect of the provision of guarantee by the Company to China Ping An Insurance Overseas (Holdings) Co. Ltd. dated 15 November 2007

20 Announcement in Shanghai in respect of the provisions of guarantee by the Company to 深圳市平安置业投资有限公司 (Shenzhen Ping An Real Estate Investment Co. Ltd.) and China Ping An Insurance Overseas (Holdings) Co. Ltd. dated 6 November 2007

21 Announcement in Shanghai of the third quarter results of the Company on 26 October 2007*

22 Announcement in Shanghai in respect of resolutions passed in the Board meeting dated 26 October 2007

23 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2007 to 30 September 2007 dated 18 October 2007

24 Announcement in Shanghai in respect of restructuring of corporate governance of special project dated 27 September 2007

25 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2007 to 31 August 2007 dated 20 September 2007

Annex B

Brief Descriptions of Documents with No English Language Version, Translation or Summary

1 Announcement in Shanghai in respect of the use of the Company's exchange capital and Renminbi fund for purchasing foreign exchange for investing in the Hong Kong stock market and major shareholding projects dated 4 December 2007

2 Announcement in Shanghai in respect of the summarized results of the audited financial reports on mandatory traffic accident liability insurance for motor vehicles for the period from 1 July 2006 to 30 June 2007 dated 30 November 2007

3 Announcement in Shanghai in respect of the acquisition of around 95.01 million of shares in Fortis SA/NV and Fortis N.V., representing approximately 4.18% of the total issued share capital of Fortis SA/NV and Fortis N.V., in the secondary market by Ping An Life Insurance Co. of China, Ltd. dated 29 November 2007

4 Announcement in Shanghai in respect of an increase in registered capital to RMB 7,345,053,334 and amendments to the Articles of Association dated 26 November 2007

5 Announcement in Shanghai regarding amendment of the Articles of Association pursuant to the 2006 Annual General Meeting held on 7 June 2007 and as approved by the China Insurance Regulatory Commission on 26 October 2006 dated 26 November 2007

6 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company, namely, Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd., for the period from 1 January 2007 to 31 October 2007 dated 20 November 2007

7 Announcement in Shanghai in respect of the provision of guarantee by the Company to China Ping An Insurance Overseas (Holdings) Co. Ltd. in the amount of US$100,000,000 dated 15 November 2007

8 Announcement in Shanghai in respect of the provisions of guarantee by the Company to 深圳市平安置业投资有限公司 (Shenzhen Ping An Real Estate Investment Co. Ltd)., in the amount of RMB1,000,000,000 and to China Ping An Insurance Overseas (Holdings) Co. Ltd. in the amount of US$10,000,000 dated 6 November 2007

9 Announcement in Shanghai in respect of resolutions passed in the 15th meeting of the 7th Board of Directors in relation to 2007 third quarter results and the increase in the cap amount of guarantee to be provided by the Company to China Ping An Insurance Overseas (Holdings) Co. Ltd. which the executive directors can authorize dated 26 October 2007

10 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company, namely, Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd., for the period from 1 January 2007 to 30 September 2007 dated 18 October 2007

11 Announcement in Shanghai in respect of implementation of new internal control policies to provide for a more efficient corporate governance framework dated 27 September 2007

12 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company, namely, Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd., for the period from 1 January 2007 to 31 August 2007 dated 20 September 2007

RECEIVED

2008 JAN -2 P 4:29

29 December, 2007

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Ping An Insurance (Group) Company of China, Ltd. Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (File No. 82-34809)

Ladies and Gentlemen:

Enclosed please find a copy of each of the documents to be furnished to the Securities and Exchange Commission (the "**Commission**") pursuant to subparagraph (1) (iii) of Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

Information Submitted Herewith

Documents which the Company is required to furnish to the Commission pursuant to subparagraph (1) (iii) of the Rule are set forth in Annex A attached hereto. With respect to documents for which an English version or summary is available, copies of the documents are enclosed herein.[1] With respect to documents for which no English language version, translation or summary has been prepared, brief descriptions of the documents are set forth in Annex B attached hereto.

If you have any questions in connection with this matter, please contact the undersigned person in Shenzhen, China by telephone at +86 755 8240 4515 or by fax at +86 755 8243 1019, or Mr. Gene Buttrill of Dibb Lupton Alsop by telephone at +852 2103 0811 or by fax at +852 2810 1345.

Very truly yours,

Yao Jun

(Enclosures)

[1] Documents for which an English version is available are denoted by an asterisk in Annex A.

Annex A

List of Documents Published, Filed or Distributed

1 Overseas Regulatory Announcement in Hong Kong in respect of increase in foreign investment dated 4 December 2007

2 Announcement in Hong Kong in respect of audit on mandatory traffic accident liability insurance for motor vehicles dated 30 November 2007*

3 Announcement in Hong Kong in respect of the acquisition of around 95.01 million of shares in Fortis SA/NV and Fortis N.V. in the secondary market by Ping An Life Insurance Co. of China, Ltd. dated 29 November 2007*

4 Overseas Regulatory Announcement in Hong Kong in respect of an increase in registered capital and amendments to the Articles of Association dated 26 November 2007

5 Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2007 to 31 October 2007 dated 20 November 2007*

6 Overseas Regulatory Announcement in Hong Kong in respect of the provision of guarantee by the Company to China Ping An Insurance Overseas (Holdings) Co. Ltd. dated 15 November 2007

7 Overseas Regulatory Announcement in Hong Kong in respect of the provisions of guarantee by the Company to 深圳市平安置业投资有限公司 (Shenzhen Ping An Real Estate Investment Co. Ltd.) and China Ping An Insurance Overseas (Holdings) Co. Ltd. dated 6 November 2007

8 Overseas Regulatory Announcement in Hong Kong in respect of the third quarter results of the Company dated 25 October 2007*

9 Overseas Regulatory Announcement in Hong Kong in respect of resolutions passed in the Board meeting dated 26 October 2007

10 Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2007 to 30 September 2007 dated 18 October 2007*

11 Overseas Regulatory Announcement in Hong Kong in respect of restructuring of corporate governance of special project dated 27 September 2007

12 Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2007 to 31 August 2007 dated 20 September 2007*

13 Announcement in Shanghai in respect of increase in foreign investment dated 4 December 2007

14 Announcement in Shanghai in respect of audit on mandatory traffic accident liability insurance for motor vehicles dated 30 November 2007

15 Announcement in Shanghai in respect of the acquisition of around 95.01 million of shares in Fortis SA/NV and Fortis N.V. in the secondary market by Ping An Life Insurance Co. of China, Ltd. dated 29 November 2007

16 Announcement in Shanghai in respect of an increase in registered capital and amendments to the Articles of Association dated 26 November 2007

17 Announcement in Shanghai of the Articles of Association on 26 November 2007

18 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2007 to 31 October 2007 dated 20 November 2007

19 Announcement in Shanghai in respect of the provision of guarantee by the Company to China Ping An Insurance Overseas (Holdings) Co. Ltd. dated 15 November 2007

20 Announcement in Shanghai in respect of the provisions of guarantee by the Company to 深圳市平安置业投资有限公司 (Shenzhen Ping An Real Estate Investment Co. Ltd.) and China Ping An Insurance Overseas (Holdings) Co. Ltd. dated 6 November 2007

21 Announcement in Shanghai of the third quarter results of the Company on 26 October 2007*

22 Announcement in Shanghai in respect of resolutions passed in the Board meeting dated 26 October 2007

23 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2007 to 30 September 2007 dated 18 October 2007

24 Announcement in Shanghai in respect of restructuring of corporate governance of special project dated 27 September 2007

25 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2007 to 31 August 2007 dated 20 September 2007

Annex B

Brief Descriptions of Documents with No English Language Version, Translation or Summary

1 Announcement in Shanghai in respect of the use of the Company's exchange capital and Renminbi fund for purchasing foreign exchange for investing in the Hong Kong stock market and major shareholding projects dated 4 December 2007

2 Announcement in Shanghai in respect of the summarized results of the audited financial reports on mandatory traffic accident liability insurance for motor vehicles for the period from 1 July 2006 to 30 June 2007 dated 30 November 2007

3 Announcement in Shanghai in respect of the acquisition of around 95.01 million of shares in Fortis SA/NV and Fortis N.V., representing approximately 4.18% of the total issued share capital of Fortis SA/NV and Fortis N.V., in the secondary market by Ping An Life Insurance Co. of China, Ltd. dated 29 November 2007

4 Announcement in Shanghai in respect of an increase in registered capital to RMB 7,345,053,334 and amendments to the Articles of Association dated 26 November 2007

5 Announcement in Shanghai regarding amendment of the Articles of Association pursuant to the 2006 Annual General Meeting held on 7 June 2007 and as approved by the China Insurance Regulatory Commission on 26 October 2006 dated 26 November 2007

6 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company, namely, Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd., for the period from 1 January 2007 to 31 October 2007 dated 20 November 2007

7 Announcement in Shanghai in respect of the provision of guarantee by the Company to China Ping An Insurance Overseas (Holdings) Co. Ltd. in the amount of US$100,000,000 dated 15 November 2007

8 Announcement in Shanghai in respect of the provisions of guarantee by the Company to 深圳市平安置业投资有限公司 (Shenzhen Ping An Real Estate Investment Co. Ltd)., in the amount of RMB1,000,000,000 and to China Ping An Insurance Overseas (Holdings) Co. Ltd. in the amount of US$10,000,000 dated 6 November 2007

9 Announcement in Shanghai in respect of resolutions passed in the 15th meeting of the 7th Board of Directors in relation to 2007 third quarter results and the increase in the cap amount of guarantee to be provided by the Company to China Ping An Insurance Overseas (Holdings) Co. Ltd. which the executive directors can authorize dated 26 October 2007

10 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company, namely, Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd., for the period from 1 January 2007 to 30 September 2007 dated 18 October 2007

11 Announcement in Shanghai in respect of implementation of new internal control policies to provide for a more efficient corporate governance framework dated 27 September 2007

12 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company, namely, Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd., for the period from 1 January 2007 to 31 August 2007 dated 20 September 2007

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

海外監管公佈

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2007年12月4日

於本公佈日期，本公司的執行董事為馬明哲、孫建一及張子欣，本公司的非執行董事為林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

中國平安保險（集團）股份有限公司
關於獲批提高境外投資比例的公告

特別提示：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」）及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

本公司於日前獲得中國保險監督管理委員會的批覆，同意本公司按照《保險資金境外投資管理暫行辦法》的有關規定，運用自有外匯資金和人民幣購匯資金，合計不超過上年末總資產的15%，投資香港股票市場和重大股權項目。

特此公告

中國平安保險（集團）股份有限公司董事會
2007年12月4日

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

AUDIT ON MANDATORY TRAFFIC ACCIDENT LIABILITY INSURANCE FOR MOTOR VEHICLES

The China Insurance Regulatory Commission (hereinafter "**CIRC**") has recently requested Chinese insurance companies to submit audited financial reports regarding the mandatory traffic incident insurance for motor vehicles (hereinafter the "**Mandatory Traffic Insurance**"). The summarized result of such reports is officially announced as at the date of this announcement. As set forth in the said report, for the period from 1 July 2006 to 30 June 2007, according to the PRC GAAP, the earned insurance premiums, claims, operating expenses, allocated investment gains and operating loss in relation to the Mandatory Traffic Insurance of Ping An Property & Casualty Insurance Company of China, Ltd., a subsidiary of the Company, amounted to RMB2,275.62 million, RMB1,308.15 million, RMB1,287.00 million, RMB133.14 million and RMB186.39 million respectively.

The full text of the above report is available on the website of CIRC at www.circ.gov.cn.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 30 November 2007

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

As at closing of trading hours on Euronext Brussels and Amsterdam on 27 November 2007, Ping An Life, a subsidiary of the Company, has acquired in the secondary market approximately 95.01 million Fortis Shares, representing approximately 4.18% of the Fortis Share Capital.

The Company and Fortis also entered into a memorandum of understanding dated 28 November 2007.

As at close of trading hours on Euronext Brussels and Amsterdam on 27 November 2007, Ping An Life, a subsidiary of the Company, has acquired in the secondary market approximately 95.01 million Fortis Shares, representing approximately 4.18% of the Fortis Share Capital. The total consideration was approximately EUR 1.81 billion. The investment is part of Ping An Life's ordinary and usual course of business of applying its insurance funds and matching its assets to its liabilities under insurance policies.

The Company and Fortis also entered into a memorandum of understanding dated 28 November 2007, pursuant to which the Company will be entitled to nominate a non-executive director to the board of directors of Fortis.

Fortis is an international financial services provider engaged in banking and insurance. The Fortis share has dual primary listings on Euronext Brussels and Euronext Amsterdam, and has a secondary listing on the Luxembourg Stock Exchange and a sponsored over-the-counter ADR programme in the United States. It has presence in over 50 countries with a workforce of 60,000. As at 30 June 2007, the total asset value and shareholders' equity of Fortis were approximately EUR 917.7 billion and EUR 21.2 billion respectively. As at 31 October 2007, Fortis had a market capitalisation of approximately EUR 48.6 billion.

This announcement is published by the Company on a voluntary basis to keep shareholders of the Company informed of the Company's development. The directors of the Company are of the view that the acquisition of Fortis Shares and the entering into the memorandum of understanding are not price sensitive in nature, and will not constitute notifiable transactions under Chapter 14 of the Listing Rules nor connected transactions under Chapter 14A of the Listing Rules.

DEFINITIONS

"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock company duly incorporated in the People's Republic of China with limited liability, the A shares of which are listed on the Shanghai Stock Exchange and the H shares of which are listed on The Stock Exchange of Hong Kong Limited;
"Euro" or "EUR"	The lawful currency of the member states of the European Union that adopted the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, and as from time to time further amended or supplemented;
"Fortis"	Fortis SA/NV and Fortis N.V.;
"Fortis N.V."	A company organized and existing under the Law of The Netherlands and having its registered office at 6 Archimedeslaan, 3584 BA, Utrecht, The Netherlands;
"Fortis SA/NV"	A company organized and existing under the Law of Belgium and having its registered office at 20 Rue Royale, Brussels, Belgium;
"Fortis Share"	Unit (as referred to in Fortis SA/NV and Fortis N.V.'s articles of association) that comprises one Fortis SA/NV share and one Fortis N.V. share;
"Fortis Share Capital"	The total issued share capital of Fortis SA/NV and Fortis N.V. at any time, including, for the avoidance of doubt, (i) any outstanding share capital held by Fortis SA/NV or Fortis N.V. itself, or any other subsidiary of Fortis and (ii) any potential share capital to be issued in connection with warrants, stock option plans or any other engagement;
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Ping An Life"	Ping An Life Insurance Company of China, Ltd., a 99% owned subsidiary of the Company.

Unless otherwise stated, a reference to any time contained in this announcement is a reference to that time in Brussels, Belgium.

By Order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, 29 November 2007

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter, Ng Sing Yip Kenneth, Henry Cornell, Dou Wen Wei, Huang Jianping, Liu Haifeng David and Shi Yuxin, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui Edward, Chow Wing Kin Anthony, and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

海外監管公佈

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2007年11月26日

於本公佈日期，本公司的執行董事為馬明哲、孫建一及張子欣，本公司的非執行董事為林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業；獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

中國平安保險(集團)股份有限公司
關於註冊資本變更和章程修訂的公告

特別提示：

中國平安保險(集團)股份有限公司(以下簡稱「本公司」)及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

經中國證券監督管理委員會證監發行字【2007】130號文核准，本公司於2007年3月1日首次公開發行A股11.5億股，面值每股人民幣1.00元，發行價格為每股人民幣33.8元。A股發行完成後，根據2006年年度股東大會決議，本公司辦理了變更註冊資本和修訂公司章程報中國保險監督管理委員會(以下簡稱「中國保監會」)核准以及工商變更登記的相關手續。本公司於2007年10月26日獲得中國保監會《關於中國平安保險(集團)股份有限公司變更註冊資本及修改公司章程的批覆》批准，並於近日取得國家工商行政管理總局換發的《企業法人營業執照》，註冊資本變更為人民幣7,345,053,334元。同時，亦完成了公司章程的工商備案登記手續。

特此公告

中國平安保險(集團)股份有限公司董事會
2007年11月26日

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd. for the period from January 1, 2007 to October 31, 2007 were RMB 65,192.13 million, RMB 17,919.74 million, RMB 1.48 million and RMB 55.47 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, November 20, 2007

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

海外監管公佈

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2007年11月15日

於本公佈日期，本公司的執行董事為馬明哲、孫建一及張子欣，本公司的非執行董事為林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永鋭、周永健、張鴻義、陳甦及夏立平。

中國平安保險(集團)股份有限公司
關於對中國平安保險海外(控股)有限公司提供擔保的公告

特別提示：

中國平安保險(集團)股份有限公司(以下簡稱「本公司」)及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

重要內容提示：

- 被擔保人名稱：中國平安保險海外(控股)有限公司(以下簡稱「平安海外(控股)公司」)
- 本次擔保數量及累計為其擔保數量：本次擬擔保金額美元1億元，本次擔保發生前累計為其擔保金額美元3.89億元
- 本次是否有反擔保：無
- 對控股子公司擔保累計數量：人民幣11.90億元，美元3.89億元(不含此次擔保)
- 對外擔保逾期的累計數量：無

一、擔保情況概述

根據本公司2006年年度股東大會審議通過的《關於為控股子公司提供綜合擔保額度的議案》、本公司第七屆董事會第十四次會議審議通過的《關於授權執行董事審議平安集團與控股子公司重大關聯交易的議案》以及本公司第七屆董事會第十五次會議審議通過的《關於調整執行董事審議平安集團與海外控股公司擔保交易的授權額度的議案》，經審慎研究和分析，本公司執行董事批准以「內保外貸」方式為本公司全資子公司平安海外(控股)公司的銀行貸款提供擔保，擔保金額為美元1億元。

具體擔保情況為境外香港銀行向平安海外(控股)公司提供貸款，華夏銀行股份有限公司深圳分行(以下簡稱「華夏銀行深圳分行」)在其外匯擔保額度內為平安海外(控股)公司向境外香港銀行提供擔保，本公司為華夏銀行深圳分行的上述對外擔保提供反擔保。

截至披露日前，本公司實際為控股子公司提供累計人民幣11.90億元和美元3.89億元的擔保，除此之外，本公司並無其他對外擔保。

二、被擔保人基本情況

平安海外(控股)公司為本公司全資子公司，於中國香港註冊，公司董事長為萬放先生，主要從事股權投資等業務。截至2006年12月31日止，該公司經審計資產總額為港幣14.26億元，負債總額為港幣8.05億元，淨資產為港幣6.21億元。

三、擔保協議的主要內容

本公司於2007年11月13日與華夏銀行深圳分行簽立《最高額保證合同》，授信期限為2007年7月12日至2008年7月12日，授信額度為美元1億元，擔保函種類限於借款保函。幣種限於美元，有效期不超過12個月。

平安海外(控股)公司與華夏銀行深圳分行簽訂《最高額融資合同》和《開立保函協議》，本公司做為保證人與華夏銀行深圳分行簽訂《最高額保證合同》。根據上述合同，平安海外(控股)公司就境外香港銀行的貸款事項向華夏銀行深圳分行申請開立融資保函，本公司就華夏銀行深圳分行為平安海外(控股)公司開立的融資保函提供最高額不超過美元1億元的反擔保，擔保期為1年。

四、執行董事意見

本公司執行董事認為本公司在日常業務過程中，為支持平安海外(控股)公司的業務拓展，為其銀行貸款提供擔保，符合本公司的經營發展及投資策略。本公司為平安海外(控股)公司提供擔保並不影響本公司合併財務報表數據。

五、累計對外擔保數量及逾期擔保的數量

截至披露日前，除為本公司控股子公司提供累計人民幣11.90億元和美元3.89億元的擔保外，本公司無其他對外擔保；同時，亦無任何逾期擔保。

六、備查文件目錄

1. 本公司2006年年度股東大會決議
2. 本公司第七屆董事會第十四次會議決議
3. 本公司第七屆董事會第十五次會議決議
4. 本公司關於批准平安集團通過華夏銀行內保外貸方式為平安海外(控股)公司提供擔保的決議
5. 平安海外(控股)公司截至2006年12月31日止審計報告
6. 平安海外(控股)公司營業執照和公司章程

中國平安保險(集團)股份有限公司董事會
2007年11月15日

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

海外監管公佈

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2007年11月6日

於本公布日期，本公司的執行董事為馬明哲、孫建一及張子欣，本公司的非執行董事為林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

中國平安保險(集團)股份有限公司
關於對中國平安保險海外(控股)有限公司和
深圳市平安置業投資有限公司提供擔保的公告

特別提示：

中國平安保險(集團)股份有限公司(以下簡稱「本公司」)及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

重要內容提示：

- 被擔保人名稱：

  深圳市平安置業投資有限公司(以下簡稱「平安置業」)

  中國平安保險海外(控股)有限公司(以下簡稱「平安海外(控股)公司」)

- 本次擔保數量及累計為其擔保數量：

  本次擬為平安置業提供擔保金額人民幣10億元，本次擔保發生前尚未為其提供任何擔保；

  本次擬為平安海外(控股)公司提供擔保金額美元0.1億元，本次擔保發生前累計為其擔保金額美元3.79億元。

- 本次是否有反擔保：無

- 對控股子公司擔保累計數量：人民幣3億元，美元3.79億元(不含上述擔保)

- 對外擔保逾期的累計數量：無

一、擔保情況概述

根據本公司2006年年度股東大會審議通過的《關於為控股子公司提供綜合擔保額度的議案》、本公司第七屆董事會第十四次會議審議通過的《關於授權執行董事審議平安集團與控股子公司重大關聯交易的議案》以及本公司第七屆董事會第十五次會議審議通過的《關於調整執行董事審議平安集團與海外控股公司擔保交易的授權額度的議案》，經審慎研究和分析，本公司執行董事批准為平安置業的銀行貸款提供擔保，擔保金額為人民幣10億元。具體擔保情況為廣東發展銀行股份有限公司深圳平安大廈支行(以下簡稱「廣發平安支行」)為平安置業提供人民幣10億元貸款，本公司為平安置業提供擔保。

同時，本公司執行董事批准以「內保外貸」方式為本公司全資子公司平安海外(控股)公司的銀行貸款提供擔保，擔保金額為美元0.1億元。具體擔保情況為招商銀行股份有限公司離岸業務部(以下簡稱「招行離岸部」)向平安海外(控股)公司提供美元0.1億元貸款，招商銀行股份有限公司深圳金色家園支行(以下簡稱「招行金色家園支行」)在其外匯擔保額度內為平安海外(控股)公司向招行離岸部提供擔保，本公司為招行金色家園支行的對外擔保提供反擔保。

截至披露日前，本公司為控股子公司提供累計人民幣3億元和美元3.79億元的擔保，除此之外，本公司並無其他對外擔保。

二、被擔保人基本情況

平安置業為本公司控股子公司平安信托投資有限責任公司的控股子公司，於2005年3月8日註冊，公司董事長為宋成立先生，主要從事房地產投資、投資興辦各類實業。截至2006年12月31日止，該公司經審計資產總額為人民幣3.67億元，負債總額為人民幣0.57億元，淨資產為人民幣3.10億元。

平安海外(控股)公司為本公司全資子公司，於中國香港註冊，公司董事長為萬放先生，主要從事股權投資等業務。截至2006年12月31日止，該公司經審計資產總額為港幣14.26億元，負債總額為港幣8.05億元，淨資產為港幣6.21億元。

三、擔保協議的主要內容

本公司於2007年11月5日與廣發平安支行簽立《最高額保證合同》，由本公司在最高授信額度內為廣發平安支行提供給平安置業的貸款提供擔保，授信期限為2007年11月5日至2008年11月5日，授信最高限額為人民幣10億元。

本公司將於2007年11月6日與招行金色家園支行簽立《保函／備用信用證額度授信協議》，授信期限為2007年11月6日至2008年11月6日，授信額度為美元0.1億元，備用信用證種類限於借款保函。幣種限於美元，有效期不超過12個月。根據該授信合同，本公司本次將在授信額度內向招行金色家園支行申請開立美元借款備用信用證，受益人為招行離岸部，由招行金色家園支行為平安海外(控股)公司與招行離岸部將訂立的《離岸授信協議》下的應付本金及利息，共計美元0.1億元提供擔保，擔保期限一年。

四、執行董事意見

本公司執行董事認為本公司在日常業務過程中，為支持平安置業和平安海外(控股)公司的業務拓展，為其銀行貸款提供擔保，符合本公司的經營發展及投資策略。本公司為平安置業和平安海外(控股)公司提供擔保並不影響本公司合併財務報表數據。

五、累計對外擔保數量及逾期擔保的數量

截至披露日前，除為本公司控股子公司提供累計人民幣3億元和美元3.79億元的擔保外，本公司無其他對外擔保；同時，亦無任何逾期擔保。

六、備查文件目錄

1、 本公司2006年年度股東大會決議

2、 本公司第七屆董事會第十四次會議決議

3、 本公司第七屆董事會第十五次會議決議

4、 本公司關於批准平安集團為平安置業提供擔保的決議

5、 本公司關於批准平安集團為平安海外(控股)公司提供擔保的決議

6、 平安置業截至2006年12月31日止審計報告

7、 平安海外(控股)公司截至2006年12月31日止審計報告

8、 平安置業營業執照和公司章程

9、 平安海外(控股)公司營業執照和公司章程

中國平安保險(集團)股份有限公司董事會
2007年11月6日

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

OVERSEAS REGULATORY ANNOUNCEMENT
– THIRD QUARTER RESULTS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The third quarter financial report for 2007 of the Company is prepared in accordance with PRC Accounting Standards and has not been audited.

October 25, 2007

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安

专业·价值 PING AN OF CHINA

Ping An Insurance (Group) Company of China, Ltd.

中国平安保险（集团）股份有限公司

Third Quarter Report 2007

（Stock Code：601318）

October 25, 2007

§1 Important Notice

1.1 The Board of Directors, the Supervisory Committee and the directors, supervisors and senior management of the Company undertake that there are no misrepresentation, misleading statement, or material omission contained in the Report and accept joint and several responsibility for the authenticity, accuracy and completeness of the contents of the Report.

1.2 The Board meeting should be attended by 19 directors. 17 directors attended in person and 2 directors attended by proxy. (Mr. CHEN Su appointed Mr. CHOW Wing Kin Anthony, as his proxy to attend the meeting and vote, Mr. WONG Tung Shun Peter appointed Mr. NG Sing Yip, as his proxy attend the meeting and vote.)

1.3 The third quarter financial report of the Company is unaudited.

1.4 Mr. MA Mingzhe, Chairman and Chief Executive Officer, Mr. CHEUNG Chi Yan Louis, President and Chief Financial Officer, and Mr. MAK, Wai Lam William, Deputy Chief Financial Officer, confirm the authenticity and completeness of the financial statement in the Quarter Report.

1.5 This report is prepared in both Chinese and English. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

§2 Basic Information of the Company

2.1 Major financial information and financial indicators

	As at Sep 30, 2007	As at Dec 31, 2006	Increase/decrease compared to prior year end (%)
Total assets (RMB million)	623,722	463,288	34.6
Total equity (1) (RMB million)	103,235	45,260	128.1
Net assets per share(1) (RMB)	14.06	7.31	92.3
	For the nine months ended Sep 30,2007		Increase/decrease compared to the same period last year (%)
Net cash flows from operating activities (RMB million)	19,778		(40.7)
Net cash flows per share from operating activities (RMB)	2.79		(48.1)
	For the three months ended Sep 30, 2007	For the nine months ended Sep 30, 2007	Increase/decrease compared to the reporting period last year (%)
Net profit(1) (RMB million)	3,616	11,679	347.5
Earnings per share - basic (RMB)	0.49	1.65	276.9
Earnings per share based on net profit after deducting non-recurring items - basic (RMB)	-	1.60	-
Earnings per share - diluted (RMB)	0.49	1.65	276.9
Return on net assets (fully diluted) (1) (%)	3.5	11.3	Increase by 1.3 percentage points

Return on net assets based on net profit after deducting non-recurring items (fully diluted)(1) (%)	3.5	11.0	Increase by 1.3 percentage points

Non-recurring items	For the nine months ended Sep 30, 2007 (RMB million)
Gains or losses on disposal of non-current assets	349
Non operating income and expenses other than those mentioned above, net	62
Tax impact	(67)
Minority's share	(37)
Total	307

(1) Based on the amount attributable to shareholders of the parent company.

2.2 Total number of shareholders and top ten holders of listed shares not subject to trading moratorium as at the end of the reporting period

Unit: Shares

Total number of shareholders at the end of the reporting period (shareholders)	Total number of shareholders was 100,057, of which 94,064 were holders of A shares and 5,993 were holders of H shares	
Particulars of top ten holders of listed shares not subject to trading moratorium		
Name of shareholders	Number of listed shares not subject to moratorium held at the end of the reporting period	Class of shares
HSBC Insurance Holdings Limited	618,886,334	H Share
The Hongkong and Shanghai Banking Corporation Limited	613,929,279	H Share
The Dai-ichi Mutual Life Insurance Company	49,333,334	H Share
ICBC - Lion Stock Securities Investment Fund	24,305,518	A Share
ICBC - Bosera Third Industry Growth Stock Securities Investment Fund	14,003,401	A Share
ICBC - INVESCO Great Wall Selected Blue Chip Stock Securities Investment Fund	13,542,339	A Share
China Life Insurance Company Limited – Traditional – Ordinary Insurance Product – 005L – CT001 – Shanghai	13,077,800	A Share
CCB – Yinhua Core Value Selected Stock Securities Investment Fund	12,350,543	A Share
CCB – Bank of Communications Schroder Blue Chip Stock Securities Investment Fund	10,748,161	A Share
ICBC – China Universal Growth Focus Stock Securities Investment Fund	10,577,452	A Share

§3 Significant Events

3.1 Particulars on material change of significant financial statements and financial indicators of the Company and reasons therefore

√applicable□ not applicable

Unit: RMB million

Balance Sheet	As at Sep 30, 2007	As at Dec 31, 2006	Change (%)	Main reasons
Held-for-trading financial assets	64,585	44,003	46.8	Expansion of investment scale
Loans and advances to customers	68,651	49,152	39.7	Expansion of banking businesses
Term deposits	41,043	65,416	(37.3)	Due to maturity and decrease of term deposits investment
Available-for-sale financial assets	153,085	95,200	60.8	Expansion of investment scale
Long-term equity investments	1,841	415	343.6	Increase in investment
Investment properties	3,731	1,660	124.8	Increase in investment properties due to consolidation of Shenzhen CITIC City Plaza Investment Co., Ltd.
Customer brokerage deposits	11,988	3,750	219.7	Expansion of securities business
Long-term borrowings	1,625	155	948.4	Increase in long-term borrowings by a subsidiary
Capital reserve	71,506	23,246	207.6	A shares issued at a premium and increase in fair value of available-for-sale financial assets
Retained profits	16,968	9,182	84.8	Due to net profit for the period
Income Statement	**For the three months ended Sep 30, 2007**	**For the three months ended Sep 30, 2006**	**Change (%)**	**Main reasons**
Net interest income from banking business	620	11	5,536.4	Expansion of banking businesses
Investment income	17,018	4,442	283.1	Expansion of investment assets and higher investment yield
Gains from changes in fair values	5,342	(983)	Not applicable	Increase in fair value of held-for-trading financial assets
Change in insurance contract reserves	23,034	10,705	115.2	Change in life insurance contract reserves increased
Policyholder dividends	426	(737)	Not applicable	The special dividend reserves which were recorded under policyholders' dividend before were reclassified under policyholders' reserves during the same period last year
General and administrative expenses	5,148	2,153	139.1	Expansion of business scale

Impairment losses	235	108	117.6	Increase of loan loss provision in banking businesses
Net profit	3,739	825	353.2	Three major business lines, including insurance, banking and asset management businesses, all recorded substantial increases in net profit.

3.2 Explanation and analysis of significant events and their impacts and solutions

☐ applicable √ not applicable

3.3 Implementation of undertakings by the Company, its shareholders and effective controller

☐ applicable √ not applicable

3.4 Forecast on possible loss on accrued net profit for the period from the beginning of the year to the end of next reporting period or warning on significant change from the same period last year and the reasons therefore

☐ applicable √ not applicable

3.5 Other significant events

3.5.1 Equity investments of other listed companies

√ applicable ☐ not applicable

As at the end of the reporting period, the Company together with its subsidiaries had the following interests in the equity investments of other listed companies (the top ten equity investments are listed in sequence based on initial investment cost):

Serial No.	Stock code	Abbreviation	Number of shares held (million)	Initial investment cost (RMB million)	Percentage of the share capital of the company	Accounting items
1	600016	Minsheng Bank	721	5,501	5.20%	Available-for-sale financial assets
			32	138		Held-for-trading financial assets
2	HK1088	China Shenhua	6	149	0.44%	Available-for-sale financial assets
	601088		60	2,210		Available-for-sale financial assets
			21	789		Held-for-trading financial assets
3	600000	Shanghai Pudong Development Bank of China	197	2,228	4.92%	Available-for-sale financial assets
			17	206		Held-for-trading financial assets
4	HK0939	China	80	218	0.18%	Available-for-sale financial assets

	601939	Construction Bank	210	1,357		Available-for-sale financial assets
			122	802		Held-for-trading financial assets
5	HK1398	Industrial and Commercial Bank of China	62	273	0.13%	Available-for-sale financial assets
	601398		353	1,100		Available-for-sale financial assets
			6	34		Held-for-trading financial assets
6	HK3988	Bank of China	260	750	0.14%	Available-for-sale financial assets
	601988		91	280		Available-for-sale financial assets
7	HK2628	China Life Insurance	17	526	0.15%	Available-for-sale financial assets
	601628		24	444		Available-for-sale financial assets
			1	54		Held-for-trading financial assets
8	601006	Daqin railway	140	692	1.09%	Available-for-sale financial assets
			2	14		Held-for-trading financial assets
9	000002	Wanke A	86	615	1.29%	Available-for-sale financial assets
			3	32		Held-for-trading financial assets
10	600048	Poly Real Estate	6	268	1.06%	Available-for-sale financial assets
			7	347		Held-for-trading financial assets
Total				**19,027**		

3.5.2 Interest of unlisted financial company

√ applicable □ not applicable

As at the end of the reporting period, China Ping An Trust & Investment Co., Ltd. , a subsidiary of the Company, had the following interest of unlisted financial company:

Company name	Initial investment cost (RMB million)	Number of shares held (million)	Percentage of the share capital of the company	Net book value(in RMB million)
Xingye Securities Co., Ltd.	9	7	0.77%	4

Chairman and Chief Executive Officer MA Mingzhe

The Board of Directors of
Ping An Insurance (Group) Company of China, Ltd.
October 25, 2007

§4 Appendix:

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2007
(in RMB million)

	2007-9-30 (Unaudited)	2006-12-31 (Audited)
ASSETS		
Cash on hand and at bank	104,374	42,585
Balances with clearing companies	4,772	875
Precious metal	-	111
Placements with banks and otherfinancial institutions	660	1,727
Held-for-trading financial assets	64,585	44,003
Derivative financial assets	17	21
Financial assets purchased under agreements to resell	18,650	7,251
Interest receivables	5,044	3,249
Premium receivables	4,328	3,073
Receivable from reinsurers	2,053	795
Unearned premium reserves receivable from reinsurers	2,797	2,437
Claim reserves receivable from reinsurers	2,204	1,724
Policyholders' reserves for life insurance receivable from	6	-
Long-term reserves for health insurance receivable from	6	-
Policy loans	2,153	1,381
Loans and advances to customers	68,651	49,152
Deposits with stock and futures exchanges	990	334
Term deposits	41,043	65,416
Available-for-sale financial assets	153,085	95,200
Held-to-maturity investments	129,090	129,250
Long-term equity investments	1,841	415
Goodwill	475	409
Statutory deposits	1,560	1,520
Investment properties	3,731	1,660
Fixed assets	6,782	4,552
Intangible assets	917	940
Deferred tax assets	447	888
Other assets	3,461	4,320
Total assets	623,722	463,288

LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Short-term borrowings	**1,358**	527
Due to banks and other financial institutions	**7,297**	3,465
Guarantee deposits	**6,468**	5,485
Placements from banks and other financial institutions	**1,160**	992
Derivative financial liabilities	**384**	178
Assets sold under agreements to repurchase	**17,914**	14,573
Customer bank deposits	**62,872**	66,725
Customer brokerage deposits	**11,988**	3,750
Premiums received in advance	**669**	1,352
Handling charges and commission payable	**1,185**	894
Due to reinsurers	**2,490**	746
Salary and welfare payable	**5,481**	2,133
Taxes payable	**1,641**	1,166
Interest payable	**475**	287
Claim payable	**4,251**	3,981
Policyholder dividends payable	**5,039**	4,107
Policyholder deposits and investments	**5,570**	4,049
Unearned premium reserves	**15,628**	12,937
Claim reserves	**7,778**	6,480
Policyholders' reserves for life insurance	**313,429**	248,574
Long-term reserves for health insurance	**35,547**	30,694
Long-term borrowings	**1,625**	155
Deferred tax liabilities	**5,721**	1,441
Other liabilities	**2,815**	1,971
Total liabilities	**518,785**	416,662
SHAREHOLDERS' EQUITY		
Share capital	**7,345**	6,195
Capital reserve	**71,506**	23,246
Surplus reserves	**6,928**	6,120
General risk provision	**517**	517
Retained profits	**16,968**	9,182
Foreign currency translation differences	**(29)**	-
Attributable to equity holders of the parent	**103,235**	45,260
Minority interests	**1,702**	1,366
Total shareholders' equity	**104,937**	46,626
Total liabilities and shareholders' equity	**623,722**	463,288

MA Mingzhe	CHEUNG Chi Yan Louis	MAK, Wai Lam William
Chairman and Chief Executive Officer	President and Chief Financial Officer	Deputy Chief Financial Officer

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
CONSOLIDATED INCOME STATEMENT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
(in RMB million)

	For the three months ended Sep 30, 2007	For the nine months ended Sep 30, 2007	For the three months ended Sep 30, 2006	For the nine months ended Sep 30, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
1. Operating income	45,051	129,102	20,836	75,463
Earned premiums	21,213	70,393	17,238	58,718
Premium income	22,307	76,192	18,397	64,397
Including: reinsurance premium income	18	65	18	25
Less: Premium ceded to reinsurers	(868)	(3,468)	(954)	(3,420)
Provision for unearned premium reserves	(226)	(2,331)	(205)	(2,259)
Net interest income from banking business	620	1,647	11	32
Interest income from banking operations	1,016	2,732	16	38
Interest expense of banking operations	(396)	(1,085)	(5)	(6)
Net income from fees and commission	660	1,804	95	283
Fees and commission income	781	2,138	102	320
Fees and commission expenses	(121)	(334)	(7)	(37)
Investment income	17,018	46,142	4,442	13,244
Gains from changes in fair values	5,342	8,436	(983)	3,018
Foreign exchange losses	(132)	(467)	(157)	(287)
Other operating income	330	1,147	190	455
2. Operating expenses	(41,162)	(116,726)	(20,075)	(70,275)
Surrenders	(3,804)	(9,723)	(1,966)	(5,876)
Claim paid	(5,847)	(17,638)	(4,537)	(12,351)
Less: Reinsurers' share of claims paid	563	1,730	642	1,774
Change in insurance contract reserves	(23,034)	(67,983)	(10,705)	(40,726)
Less: Reinsurers' share of insurance contract reserves	144	492	22	31
Policyholder dividends	(426)	(1,323)	737	(977)
Expenses for reinsurance accepted	(3)	(10)	(1)	(2)
Business tax and surcharges	(1,055)	(2,797)	(459)	(1,233)

Handling charges and commission expenses related to insurance business	(2,445)	(8,111)	(1,836)	(5,768)
General and administrative expenses	(5,148)	(11,719)	(2,153)	(6,139)
Less: Expenses recoverable from reinsurers	237	912	333	1,255
Other operating expenses	(109)	(304)	(44)	(110)
Impairment losses	(235)	(252)	(108)	(153)
3. Operating profit	3,889	12,376	761	5,188
Add: Non-operating income	5	440	12	28
Less: Non-operating expenses	21	(29)	(10)	(27)
4. Profit before tax	3,915	12,787	763	5,189
Less: Income tax	(176)	(722)	62	(358)
5. Net profit	3,739	12,065	825	4,831
Attributable to equity holders of the parent	3,616	11,679	808	4,753
Minority interests	123	386	17	78
6. Earnings per share				
Earnings per share-basic	0.49	1.65	0.13	0.77
Earnings per share-diluted	0.49	1.65	0.13	0.77

MA Mingzhe	CHEUNG Chi Yan Louis	MAK, Wai Lam William
Chairman and Chief Executive Officer	President and Chief Financial Officer	Deputy Chief Financial Officer

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(in RMB million)

	For the nine months ended Sep 30，2007	For the nine months ended Sep 30，2006
	(Unaudited)	(Unaudited)
1. Cash flows from operating activities:		
Premiums received from direct business	74,139	61,511
Net cash from reinsurance business	(321)	(278)
Increase in policyholder deposits and investments	1,131	513
Increase/(decrease) in customer bank deposits and due to banks and other financial institutions	(21)	483
Increase in placement from other financial institutions	816	79
Cash received from interest, feesand commission income	4,729	283
Net increase in placements from banks and other financial institutions	168	-
Cash received from other operating activities	10,400	901
Sub-total of cash inflows	91,041	63,492
Direct business claims paid	(17,252)	(11,829)
Policyholder dividends paid	(391)	(153)
Net increase in loans and advances to customers	(19,383)	(2)
Net increase in deposits with central bank and other financial institutions	(3,627)	(550)
Interest, handling charges and commission paid	(9,389)	(5,690)
Cash paid to and for employees	(3,944)	(2,757)
Cash paid for taxes and surcharges	(3,366)	(1,146)
Cash paid for other operating activities	(13,911)	(8,040)
Sub-total of cash outflows	(71,263)	(30,167)
Net cash flows from operating activities	19,778	33,325
2. Cash flow from investing activities		
Cash received from sales and redemption of investments	267,264	71,066
Cash received from returns on investment	12,862	6,580
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	92	186

Sub-total of cash inflows	**280,218**	77,832
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	**(2,075)**	(1,122)
Cash paid for acquisition of investments	**(257,260)**	(96,357)
Increase in policy loans, net	**(772)**	(356)
Acquisition of a subsidiary	**(382)**	-
Acquisition of minority interest in a subsidiary	**(229)**	-
Cash paid for other investing activities	-	(357)
Sub-total of cash outflows	**(260,718)**	(98,192)
Net cash flows from investing activities	**19,500**	(20,360)
3. Cash flows from financing activities		
Cash received from capital contributions	**38,222**	76
Cash received from borrowings	**982**	955
Cash received from other financing activities	**3,341**	-
Sub-total of cash inflows	**42,545**	1,031
Cash paid for distribution of dividends and interest	**(3,617)**	(2,022)
Including dividends paid to minority shareholders	**(34)**	(78)
Cash paid for other financing activities	-	(4,502)
Sub-total of cash outflows	**(3,617)**	(6,524)
Net cash flows from financing activities	**38,928**	(5,493)
4. Effect of changes in foreign exchange rate on cash and cash equivalents	**(96)**	(295)
5. Net increase in cash and cash equivalents	**78,110**	7,177
Add: Beginning balance of cash and cash equivalents	**47,327**	25,488
6. Ending balance of cash and cash equivalents	**125,437**	32,665

MA Mingzhe	CHEUNG Chi Yan Louis	MAK, Wai Lam William
Chairman and Chief Executive Officer	President and Chief Financial Officer	Deputy Chief Financial Officer

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
BALANCE SHEET
SEPTEMBER 30, 2007
(in RMB million)

	2007-9-30 (Unaudited)	2006-12-31 (Unaudited)
ASSETS		
Cash on hand and at bank	46,478	3,139
Held-for-trading financial assets	5,527	5,458
Interest receivables	93	29
Term deposits	824	776
Available-for-sale financial assets	4,940	4,227
Long-term equity investments	17,868	17,368
Fixed assets	67	69
Intangible assets	13	18
Other assets	827	422
Total assets	76,637	31,506
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Placements from banks and other financial institutions	1,236	820
Assets sold under agreements to repurchase	3,290	-
Salary and welfare payable	1,627	586
Taxes payable	168	75
Deferred tax liabilities	93	93
Other liabilities	114	146
Total liabilities	6,528	1,720
SHAREHOLDERS' EQUITY		
Share capital	7,345	6,195
Capital reserve	52,718	15,731
Surplus reserves	5,429	4,969
General risk provision	395	395
Retained profits	4,222	2,496
Total shareholders' equity	70,109	29,786
Total liabilities and shareholders' equity	76,637	31,506

MA Mingzhe	CHEUNG Chi Yan Louis	MAK, Wai Lam William
Chairman and Chief Executive Officer	President and Chief Financial Officer	Deputy Chief Financial Officer

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

INCOME STATEMENT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(in RMB million)

	For the three months ended Sep 30, 2007	For the nine months ended Sep 30, 2007	For the three months ended Sep 30, 2006	For the nine months ended Sep 30, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
1. Operating income	1,576	6,918	172	5,479
Investment income	1,170	6,048	150	5,363
Gains from changes in fair values	364	723	27	96
Foreign exchange losses	9	(16)	(11)	(16)
Other operating income	33	163	6	36
2. Operating expenses	(946)	(1,504)	(186)	(454)
Business tax and surcharges	(52)	(106)	(1)	(4)
General and administrative expenses	(894)	(1,398)	(185)	(450)
3. Operating profit	630	5,414	(14)	5,025
Add: Non-operating income	-	-	-	-
Less: Non-operating expenses	-	(1)	(1)	(1)
4. Profit before tax	630	5,413	(15)	5,024
Less: Income tax	37	(142)	32	(6)
5. Net profit	667	5,271	17	5,018

MA Mingzhe	CHEUNG Chi Yan Louis	MAK, Wai Lam William
Chairman and Chief Executive Officer	President and Chief Financial Officer	Deputy Chief Financial Officer

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

CASH FLOW STATEMENT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(in RMB million)

	For the nine months ended Sep 30, 2007	For the nine months ended Sep 30, 2006
	(Unaudited)	(Unaudited)
1. Cash flows from operating activities:		
Cash received from other operating activities	163	36
Sub-total of cash inflows	163	36
Cash paid to and for employees	(197)	(148)
Cash paid for taxes and surcharges	(289)	(10)
Cash paid for other operating activities	(102)	(123)
Sub-total of cash outflows	(588)	(281)
Net cash flows from operating activities	(425)	(245)
2. Cash flow from investing activities		
Cash received from sales and redemption of investments	11,455	11,747
Cash received from returns on investment	3,884	5,087
Net cash received from disposals of fixed assets and intangible assets	14	-
Sub-total of cash inflows	15,353	16,834
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(30)	(39)
Cash paid for acquisition of investments	(10,715)	(13,719)
Acquisition of a subsidiary	-	(1,386)
Sub-total of cash outflows	(10,745)	(15,144)
Net cash flows from investing activities	4,608	1,690
3. Cash flows from financing activities		
Cash received from capital contributions	38,222	-
Cash received from borrowings	416	34
Cash received from other financing activities	3,290	11,817
Sub-total of cash inflows	41,928	11,851
Cash paid for distribution of dividends and interest	(3,053)	(1,972)

Cash paid for other financing activities	-	(12,285)
Sub-total of cash outflows	(3,053)	(14,257)
Net cash flows from financing activities	38,875	(2,406)
4. Effect of changes in foreign exchange rate on cash and cash equivalents	(16)	(15)
5. Net increase in cash and cash equivalents	43,042	(976)
Add: Beginning balance of cash and cash equivalents	3,448	2,637
6. Ending balance of cash and cash equivalents	46,490	1,661

MA Mingzhe	CHEUNG Chi Yan Louis	MAK, Wai Lam William
Chairman and Chief Executive Officer	President and Chief Financial Officer	Deputy Chief Financial Officer

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

海外監管公告

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條規定而作出。

二零零七年十月二十六日

於本公布日期，本公司的執行董事為馬明哲、孫建一及張子欣，本公司的非執行董事為林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永鋭、周永健、張鴻義、陳甦及夏立平。

中國平安保險（集團）股份有限公司
第七屆董事會第十五次會議決議公告

特別提示：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」）及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

本公司第七屆董事會第十五次會議通知已於2007年10月11日發出，會議於2007年10月25日於昆明市召開，會議應出席董事19人，實到董事17人。董事陳甦先生和王冬勝先生因公務原因未能出席，已分別書面委托董事周永健先生和伍成業先生代為出席並行使表決權。本公司部分監事和高級管理人員列席了會議。會議符合《公司法》和本公司《章程》的規定。

會議以投票表決方式通過了如下議案：

一、《公司2007年第三季度報告》

表決結果：19票贊成、0票反對、0票棄權

二、《關於調整執行董事審議平安集團與海外控股公司擔保交易的授權額度的議案》

根據股東大會授權，董事會同意將執行董事審批本公司與本公司控股子公司中國平安保險海外（控股）有限公司擔保交易的授權額度提高至人民幣115億元。

關於上述授權事項亦可參考本公司於2007年6月7日公布的《2006年年度股東大會決議公告》和於2007年8月17日公布的《第七屆董事會第十四次會議決議公告》。

表決結果：19票贊成、0票反對、0票棄權

特此公告

中國平安保險（集團）股份有限公司董事會
2007年10月26日

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd. for the period from January 1, 2007 to September 30, 2007 were RMB 59,660.90 million, RMB 16,307.29 million, RMB 1.09 million and RMB 51.54 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, October 18, 2007

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

海外監管公告

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條規定而作出。

二零零七年九月二十七日

於本公布日期，本公司的執行董事為馬明哲、孫建一及張子欣，本公司的非執行董事為林友鋒、張利華、賀培、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永鋭、周永健、張鴻義、陳甦及夏立平。

中國平安保險(集團)股份有限公司
上市公司治理專項活動整改報告

特別提示：

中國平安保險(集團)股份有限公司(以下簡稱「本公司」)及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

經本公司第七屆董事會第十四次會議審議通過，本公司《上市公司治理專項活動整改報告》如下：

為認真貫徹落實中國證券監督管理委員會《關於開展加強上市公司治理專項活動有關事項的通知》(證監公司字【2007】28號)以及深圳證監局《關於做好深圳轄區上市公司治理專項活動有關工作的通知》(深證監公司字【2007】14號)有關文件精神，公司根據境內外有關法律法規的要求，重新審視了自身公司治理的各個環節，從嚴遵守相關監管要求，積極開展專項治理工作，補充和完善了法人治理一系列基礎性管理制度和經營規範制度，並整理完成了本公司《上市公司治理專項活動的整改報告》，現報告如下：

一、　公司治理專項活動組織安排

針對本次公司治理專項活動，中國平安高度重視，於2007年4月26日舉行的公司第七屆董事會第十一次會議期間，公司特地邀請銀河證券、中信證券和高盛高華證券三家保薦機構，對公司董事、監事和高級管理層進行了境內上市公司治理監管要求的專項培訓，並傳達和認真學習了中國證監會及深圳證監局關於本次公司治理專項活動有關文件精神。

公司同時決定成立「中國平安公司治理專項活動領導小組」專門負責具體落實此項工作，公司決定以此次專項活動為契機，堅決按照中國證監會及深圳證監局相關要求完成各項工作，夯實公司治理基礎，妥善解決各項具體問題，進一步加強和提升中國平安公司治理水準，爭取成為此次公司治理專項活動的優秀標杆企業。

中國平安公司治理專項活動領導小組成員名單：

領導小組組長：
董事長兼首席執行官馬明哲

小組副組長：
執行董事兼公司常務副總經理和董事會秘書孫建一、
執行董事兼公司總經理（首席運營官）和首席財務官張子欣

小組成員：
集團總經理助理兼首席稽核執行官葉素蘭、
首席律師兼法律事務部總經理和合規負責人姚軍、
副首席財務執行官兼合資格會計師麥偉林、
董事會辦公室主任金紹梁、
董事會辦公室副主任兼證券事務代表周強

責任部門：
集團董事會辦公室、
集團法律事務部、
集團企劃精算部、
集團財務核算部、
集團集團資金部、
集團稽核監察部、
集團品牌宣傳部、
集團辦公室

二、 中國平安公司治理專項活動的時間安排及進展情況報告

根據中國證監會、深圳證監局的統一部署，結合公司的實際情況，中國平安開展公司治理專項活動的各階段工作時間、責任部門、責任人和具體整改措施及進展情況如下：

1、 自查階段

時間：2007年4月28日至5月25日

責任部門： 董事會辦公室、集團法律事務部、企劃精算部、財務核算部、集團資金部、集團稽核監察部、品牌宣傳部和集團辦公室

責任人員： 金紹梁、姚軍、姚波、李佩鋒、唐本勝、陳和蘭、盛瑞生、樊剛

進展情況：

根據中國證監會、深圳證監局有關文件要求，2007年4月30日公司將所有自查事項按照內部職責分工具體分解落實到各責任部門，並且組織公司具體責任部門的部門長和工作執行人員學習中國證監會、深圳證監局有關文件精神要求，傳達落實公司高級管理層對待本次公司治理專項活動的要求，督促各責任部門的部門長和工作執行人員高度重視並認真落實本次公司治理專項活動的各項工作。

2007年4月30日至5月10日，各責任部門嚴格對照中國證監會、深圳證監局下發的「加強上市公司治理專項活動」自查事項，認真落實查找公司治理工作中存在的各種問題和不足，並在此期間陸續將自查問題反饋匯總至公司董事會辦公室。5月10日至5月14日董事會辦公室將自查工作過程中所有發現的問題建立自查工作底稿，在此基礎上進行歸納匯總，再提交領導小組進行深入分析，總結提升形成自查報告。公司治理領導小組將所有問題制定明確的整改措施和時間進度表，明確整改責任部門和具體工作執行人，形成了初步的整改計劃。

公司於5月15日發出通知，在5月15日至5月25日專門召集了一次以通訊表決方式召開的臨時董事會會議和監事會會議，將公司的《公司治理專項自查報告和整改計劃》提交公司董事會、監事會審議，並由公司所有獨立董事對自查報告和整改計劃出具相應的評價意見。

6月15日，公司將自查報告和整改計劃在上海證券交易所網站上進行了公布，公司同日在《中國證券報》、《上海證券報》和《證券時報》發布了自查報告和整改計劃。為了擴大本次上市公司治理專項活動投資者、社會公眾的參與廣度和深度，公司同步在香港聯交所網站同步發布了海外監管公告。

2、 公眾評議階段

時間：2007年4月28日至7月13日

責任部門：董事會辦公室

責任人員：金紹粱

進展情況：

公司在4月28日設立了專門的電話和網絡平臺聽取廣大投資者、社會公眾的意見和建議，該電話和網絡平臺通過網絡方式公布。4月28日至7月13日期間公司通過設立的投資者諮詢電話、電子郵件和網絡平臺，廣泛聽取和收集廣大投資者、社會公眾的意見和建議，期間投資者就公司經營管理等多方面提出了普遍關注的一些問題，但在公司治理方面基本未提出其他具體明確的整改建議和意見。

為進一步收集和聽取投資者對公司治理方面的意見和建議，2007年7月13日，公司針對本次法人治理專項活動舉行了一次公司治理交流會，公司董事長兼首席執行官馬明哲、執行董事兼公司常務副總經理和董事會秘書孫建一等有關人員出席了本次公司治理交流會。通過本次公司治理交流會，公司與廣大投資者和公眾進行了充分溝通和互動，詳細解答了廣大投資者和公眾提出法人治理等各方面的問題，介紹了中國平安在公司治理方面的特點、認識和具體舉措。通過交流，投資者普遍對中國平安的公司治理水準表示充分認知和認可，基本未提出在公司治理方面具體需整改的意見和建議。

三、 公司治理活動發現的主要問題、整改措施及整改落實情況

時間：　2007年6月30日至8月16日

責任部門：　董事會辦公室、集團法律事務部、企劃精算部、財務核算部、集團資金部、集團稽核監察部、品牌宣傳部和集團辦公室

責任人員：　金紹粱、姚軍、姚波、李佩鋒、唐本勝、陳和蘭、盛瑞生、樊剛

整改措施：

公司根據自查情況、整改計劃和監管機關、投資者、社會公眾提出的意見和建議，切實進行整改工作，著力提高治理水平。針對本次法人治理專項活動發現的問題，公司具體的整改措施及整改落實情況如下：

	發現問題	整改措施	整改落實情況
1、執行委員會工作細則	根據公司章程的有關規定：公司設執行委員會，由首席執行官(CEO)、首席營運官(COO)、首席財務官(CFO)以及其他若干成員組成，執行委員會應制訂執行委員會工作細則，報董事會批准後實施。 在法人治理專項活動進行自查以前，公司雖然制定了《集團執行委員會會議制度(2006版)》，但該制度僅屬於公司內部的會議制度，尚未通過公司董事會審議並批准。	公司根據公司章程的規定制定《執行委員會工作細則》。	公司已制定完成《執行委員會工作細則》，並將《執行委員會工作細則》提交2007年8月16日召開的公司中期董事會批准後實施。

2、信息披露事務管理制度	根據中國證監會《上市公司信息披露管理辦法》的要求，上市公司應制定《信息披露事務管理制度》，並提交董事會審議後實施。 在法人治理專項活動自查以前，公司雖然按照《上市公司信息披露管理辦法》和《上海證券交易所股票上市規則》等規定由董事會秘書和董事會辦公室負責信息披露工作，並制定有相應的規章和指南，但沒有制定專門的《信息披露事務管理制度》並報專門的董事會批准。	公司制定《信息披露事務管理制度》，該制度同時對定期報告的編制、審議和披露的流程進行規範。	公司已制定完成《信息披露事務管理制度》，於2007年6月15日至6月25日期間以通訊表決的方式召開第七屆董事會第十三次會議，審議批准了《信息披露事務管理制度》，並於2007年7月2日公司以平保辦〔2007〕24號文形式在公司內下發：要求公司各相關單位遵照執行。

3、募集資金管理制度	在法人治理專項活動自查以前，雖然公司對募集資金實行嚴格的專項專戶管理，募集資金均集中存放在深圳市商業銀行的專項賬戶中，募集資金的使用也嚴格遵循公司既有的資金使用辦法和制度，但公司沒有制定專項的《募集資金管理制度》。	公司制定《募集資金專項存儲及使用管理制度》，以規範募集資金管理，提高募集資金的使用效率。	公司已制定完成《募集資金專項存儲及使用管理制度》，並於2007年7月6日公司以平保辦〔2007〕28號文形式下發了《募集資金專項存儲及使用管理制度》，要求公司各相關單位遵照執行。
4、獨立董事工作指引	在法人治理專項活動自查以前，雖然在《公司章程》和董事會專業委員會工作細則中，對獨立董事的任職資格、任免制度、職責、義務有相關規定，但公司未綜合各項規定，制訂專門的獨立董事制度。	公司匯總境內外有關規定，參照最佳市場實踐制定有關獨立董事工作指引。	公司已制定完成《獨立董事工作指引》，並於2007年8月16日第七屆董事會第十四次會議上作為備案文件提交董事會和獨立董事審閱備查。

5、關聯交易管理制度	中國保監會2007年4月6日制定發布了《保險公司關聯交易管理暫行辦法》，要求各保險公司貫徹落實。公司需要根據保監會對關聯交易的管理規定，相應修訂公司關聯交易管理制度。	公司根據保監會《保險公司關聯交易管理暫行辦法》，修訂公司《關聯交易管理制度》，以規範集團公司以及各專業子公司與關聯人士的關聯交易，確保關聯交易符合公開、公平、公正的原則，保障公司和全體股東的合法權益。	公司已制定完成《關聯交易管理制度》，2007年6月29日公司以平保辦〔2007〕22號文形式下發了《關聯交易管理制度》，要求公司各相關單位遵照執行。
6、董事、監事及高級管理人員持有及買賣本公司股票的行為守則	公司發行H股並上市後，制定了有關《董事、監事及高級管理人員持有及買賣本公司股票的行為守則》，公司2007年3月發行A股並上市後，該守則需要根據境內A股有關的法律法規作出相應修訂。	公司根據境內A股有關法律法規的要求，相應修訂公司《董事、監事及高級管理人員持有及買賣本公司股票的行為守則》，以規範集團公司董事、監事及高級管理人員及集團公司、各專業子公司相關人員持有及買賣公司股票的行為，為其提供有效的指引，防範規避內幕交易。	公司已修訂完成《董事、監事及高級管理人員持有及買賣本公司股票的行為守則》，2007年7月3日公司以平保辦〔2007〕26號文形式下發了《董事、監事及高級管理人員持有及買賣本公司股票的行為守則》，要求公司各相關人員遵照執行。

7、投資者關係管理制度	公司發行H股並上市後，為強化投資者關係管理，公司設立了投資者關係管理委員會並制訂了《投資者關係管理委員會章程》、《投資者關係工作指引》及相關操作細則等。公司2007年3月發行A股並上市後，面對新的投資者群體和新的監管環境，需要對現有的投資者關係管理制度，遵照境內A股有關的法律法規作出相應修訂。	公司投資者關係管理委員會遵照境內A股有關的法律法規對《投資者關係管理委員會章程》和《投資者關係工作指引》進行相應修訂並制訂《投資者關係工作制度》。	公司已修訂完成《投資者關係管理委員會章程》和《投資者關係工作指引》，制定完成了《投資者關係工作制度》。並於8月提交投資者關係管理委員會會議審議通過並生效。
8、重大交易管理制度	在本次法人治理專項活動中，公司高度重視規範公司及子公司的重大交易的重要性，以保護公司和全體股東的合法權益，並依法對該類交易進行信息披露。	根據上市規則的要求，並結合公司的實際情況，制定《重大交易管理制度》。	公司已制定完成《重大交易管理制度》，2007年6月28日公司以平保辦〔2007〕20號文形式下發了《重大交易管理制度》，要求公司各相關單位遵照執行。

四、 中國平安公司治理專項活動總體成效

通過本次公司治理專項活動，公司對照相關監管要求對公司治理的方方面面進行了深入全面的檢視和分析，發現了一系列的有關問題。公司通過積極分析上述問題產生的主要原因，並且認真對發現的問題進行整改，逐一跟進落實整改措施，最終完成了本次治理專項活動的所有整改工作。

通過本次公司治理專項活動，中國平安根據中國境內外有關法律法規的要求，重新審視了自身公司治理的各個環節，從嚴遵守相關監管要求，補充和完善了法人治理一系列基礎性管理制度和經營規範制度。對中國平安的公司治理規範度和公平度、信息披露及時性和透明度、股東價值提升及認同度、財務會計準則和監管機構規定遵守程度、風險管理機制和內部控制制度的完善程度方面都起到了明顯的促進作用。

本次富有成效的治理專項活動，有利於提高公司的經營管理水平和競爭能力，有利於公司的持續、健康和穩定發展，為公司發展成為國際領先的綜合金融服務集團打下了堅實的基礎。公司今後將不定期對公司的治理進行重新審視和規範。

中國平安保險(集團)股份有限公司
二零零七年九月二十七日

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd. for the period from January 1, 2007 to August 31, 2007 were RMB 53,218.90 million, RMB 14,422.72 million, RMB 0.50 million and RMB 31.00 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, September 20, 2007

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

证券简称：中国平安　　证券代码：601318　　编号：临 2007-042

中国平安保险（集团）股份有限公司
关于获批提高境外投资比例的公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司于日前获得中国保险监督管理委员会的批复，同意本公司按照《保险资金境外投资管理暂行办法》的有关规定，运用自有外汇资金和人民币购汇资金，合计不超过上年末总资产的 15%，投资香港股票市场和重大股权项目。

特此公告

中国平安保险（集团）股份有限公司董事会

2007 年 12 月 4 日

中国平安保险（集团）股份有限公司
关于交强险审计情况的公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

近期，中国保险监督管理委员会（以下简称“中国保监会”）要求各中资产险公司报送经审计的机动车交通事故责任强制保险（以下简称“交强险”）专题财务报告，上述报告的汇总结果于今日正式公布。报告中列示，本公司控股子公司中国平安财产保险股份有限公司 2006 年 7 月 1 日至 2007 年 6 月 30 日期间，按照中国会计准则，交强险已赚保费人民币 227,562 万元，赔款人民币 130,815 万元，经营费用人民币 128,700 万元，分摊的投资收益人民币 13,314 万元，本期间经营亏损人民币 18,639 万元。

上述报告全文可于中国保监会网站 www.circ.gov.cn 查询。

特此公告

中国平安保险（集团）股份有限公司董事会

2007 年 11 月 30 日

中国平安保险（集团）股份有限公司
公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称"本公司"）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司获悉，截至比利时时间 2007 年 11 月 27 日 Euronext Brussels and Amsterdam (布鲁塞尔和阿姆斯特丹的泛欧交易所）交易时段结束，本公司控股子公司中国平安人寿保险股份有限公司（以下简称"平安人寿"）已通过二级市场购入 Fortis SA/NV and Fortis N.V.（富通集团）9,501 万股股份，占其已发行股本的 4.18%，总代价为 18.1 亿欧元。此外，本公司亦与富通集团于比利时时间 2007 年 11 月 28 日签订谅解备忘录。根据该谅解备忘录，本公司有权向富通集团董事会提名一名非执行董事。

富通集团是一家以经营银行及保险业务为主的国际金融服务提供商，拥有遍布全球 50 多个国家的网点以及 6 万名员工。该集团于阿姆斯特丹和布鲁塞尔的泛欧交易所第一上市，并于 Luxembourg Stock Exchange（卢森堡证券交易所）第二上市，且于美国发行存托凭证（ADR）。截至 2007 年 6 月 30 日，富通集团总资产为 9,177 亿欧元，股东权益为 212 亿欧元。截至 2007 年 10 月 31 日，该集团市值为 486 亿欧元。投资者可以通过富通集团网站 www.fortis.com，泛欧交易所网站 www.euronext.com，以及卢森堡证券交易所网站 www.bourse.lu 了解更多该集团的资讯。

上述投资是平安人寿在《保险资金境外投资管理暂行办法》颁布后，进行的一项保险资金日常收益性的财务投资，符合相关法律法规和公司章程的规定，符合平安人寿全球资产配置的整体投资战略。

特此公告

中国平安保险（集团）股份有限公司董事会

2007 年 11 月 29 日

中国平安保险（集团）股份有限公司
关于注册资本变更和章程修订的公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

经中国证券监督管理委员会证监发行字[2007]130 号文核准，本公司于 2007 年 3 月 1 日首次公开发行 A 股 11.5 亿股，面值每股人民币 1.00 元，发行价格为每股人民币 33.8 元。A 股发行完成后，根据 2006 年年度股东大会决议，本公司办理了变更注册资本和修订公司章程报中国保险监督管理委员会（以下简称“中国保监会”）核准以及工商变更登记的相关手续。本公司于 2007 年 10 月 26 日获得中国保监会《关于中国平安保险（集团）股份有限公司变更注册资本及修改公司章程的批复》批准，并于近日取得国家工商行政管理总局换发的《企业法人营业执照》，注册资本变更为人民币 7,345,053,334 元。同时，亦完成了公司章程的工商备案登记手续。

特此公告

中国平安保险（集团）股份有限公司董事会

2007 年 11 月 26 日

中国平安保险(集团)股份有限公司

(于中华人民共和国注册成立之股份有限公司)

章　　程

2006年11月13日召开的2006年第二次临时股东大会决议通过
2007年6月7日召开的2006年年度股东大会决议修改
2007年10月26日经中国保险监督管理委员会
(保监发改[2007]1349号)批复

(本章程根据《到境外上市公司章程必备条款》("《必备条款》")、证监海函[1995]1号《关于到香港上市公司对公司章程作补充修改的意见的函》("证监海函")、《关于进一步促进境外上市公司规范运作和深化改革的意见》("意见")、《上市公司章程指引》(2006年修订)("《指引》")以及《香港联合交易所上市规则》("《上市规则》")制定)

目　录

中国平安保险(集团)股份有限公司章程

第一章 总 则

第一条　中国平安保险(集团)股份有限公司（以下简称"公司"或"本公司"）系依照《中华人民共和国公司法》（以下简称"《公司法》"）、《中华人民共和国证券法》（以下简称"《证券法》"）、《中华人民共和国保险法》（以下简称"《保险法》"）、《国务院关于股份有限公司境外募集股份及上市的特别规定》（以下简称"《特别 规定》"）和国家其他有关法律、行政法规成立的股份有限公司。

公司经中国人民银行银复[1988]113号文批准于1988年3月21日设立并领取了注册号为深新企字第05716号营业执照；公司于1996年5月24日经中国人民银行银复[1996]157号文核准《中国平安保险股份有限公司章程》，并于1997年1月16日在中华人民共和国国家工商行政管理局登记注册，取得企业法人营业执照，注册号码是：1000001001231。

公司的发起人为：中国工商银行、招商局蛇口工业区有限公司、中国远洋运输(集团)总公司、深圳市财政局、深圳市新豪时投资发展公司。

第二条　公司注册名称：

中文：中国平安保险(集团)股份有限公司

英文：Ping An Insurance (Group) Company of China, Ltd.

第三条　公司住所：中国广东省深圳市八卦岭八卦三路平安大厦

邮政编码：518029

电　话：4008866338

图文传真：（0755）82431019

网　址：www.pa18.com

第四条　公司的法定代表人是公司董事长。

第五条　公司为永久存续的股份有限公司。

第六条　公司必须遵守国家法律、法规，执行国家统一的金融保险方针、政策，接受中国保监会的领导、管理、协调、监督和稽核。

第七条　公司有独立的法人财产，享有法人财产权。公司全部资本分为等额股份，股东以其认购的股份为限对公司承担责任，公司以其全部财产对公司的债务承担责任。

第八条　公司作为保险集团公司，以股权为纽带，对所投资的控股子公司进行监督管理，同时依法开展其他金融业务。

第九条　公司依据《公司法》、《证券法》和国家其他法律、行政法规的有关规定，对原有公司章程（以下简称"公司原章程"）作了修订，制定本公司章程（以下简称"公司章程"或"本章程"）。

公司原章程已经公司2004年3月9日召开的2004年第一次临时股东大会特别

决议通过及国务院授权的公司审批部门批准后并于 2004 年 6 月 24 日在香港联合交易所有限公司（以下简称“香港联交所”）挂牌交易之日起生效。后经 2006 年 5 月 25 日召开的 2006 年股东周年大会决议修改，中国保监会于 2006 年 6 月 15 日以保监发改〔2006〕621 号批准公司原章程的修改内容。

本章程经公司股东大会特别决议通过及国务院授权的公司审批部门批准后于公司内资股在上海证券交易所挂牌交易之日起生效。

本章程自生效之日起，即成为规范公司的组织与行为、公司与股东、股东与股东之间权利义务的具有法律约束力的文件，对公司及其股东、董事、监事、高级管理人员均有法律约束力的文件；前述人员均可以依据本章程提出与公司事宜有关的权利主张。

在不违反本章程第二十一章的情况下，股东可以依据公司章程起诉公司；股东依据公司章程可以起诉股东；股东依据公司章程可以起诉公司的董事、监事、高级管理人员。公司依据公司章程可以起诉股东、董事、监事、高级管理人员。

前款所称起诉，包括向法院提起诉讼或者向仲裁机构申请仲裁。

第十条　　公司章程所称公司高级管理人员，包括公司的董事长、董事会秘书、首席执行官、首席营运官、首席财务官以及执行委员会副主任委员和副总经理。

公司高级管理人员必须具备中国保监会规定的任职资格。

第十一条　　公司可以依法向其他有限责任公司、股份有限公司投资，并以该出资额为限对所投资公司承担责任。

第二章　经营宗旨和范围

第十二条　　公司的经营宗旨是：以专业化的服务、产品、技术和人才，致力于成为国际一流的综合金融保险服务集团，并在金融保险服务领域，积极改革，开拓创新。在科学决策、规范管理和稳健经营的前提下，实现股东、员工、客户和社会的价值最大化，并以此促进和支持国民经济的发展和社会的进步。

公司以现代企业制度为基础，不断提高经营管理水平、提高风险管控能力和提高偿付能力，自主经营、自担风险、自负盈亏、自我约束。

第十三条　　公司的经营范围以公司登记机关核准的项目为准。

公司的经营范围为：

（一）投资保险企业；

（二）监督管理控股投资企业的各种国内、国际业务；

（三）开展保险资金运用业务；

（四）经批准开展国内、国际保险业务；

（五）经中国保监会及国家有关部门批准的其他业务。

第三章 股份和注册资本

第十四条 公司在任何时候均设置普通股；公司根据需要，经国务院授权的公司审批部门批准，可以设置其他种类的股份。公司的股份采取股票的形式。

第十五条 公司股份的发行，实行公开、公平、公正的原则，同种类的每一股份具有同等权利。

同次发行的同种类股票，每股的发行条件和价格相同；任何单位或者个人所认购的股份，每股应当支付相同的价额。

第十六条 公司发行的股票，均为有面值股票，每股面值人民币一元。

前款所称人民币，是指中华人民共和国的法定货币。

第十七条 经中国证监会批准，公司可以向境内投资人和境外投资人发行股票。

前款所称境外投资人是指认购公司发行股份的外国和香港、澳门、台湾地区的投资人；境内投资人是指认购公司发行股份的，除前述地区以外的中华人民共和国境内的投资人。

第十八条 公司向境内投资人发行的以人民币认购的股份，称为内资股。公司向境外投资人发行的以外币认购的股份，称为外资股。外资股在境外上市的，称为境外上市外资股。内资股股东和外资股股东同是普通股股东，享有和承担相同的权利和义务。

前款所称外币是指国家外汇主管部门认可的，可以用来向公司缴付股款的人民币以外的其他国家或者地区的法定货币。

第十九条 经国务院授权的公司审批部门批准，公司于 2004 年 6 月 24 日首次境外发行在香港联交所上市的境外上市外资股（以下简称“H 股”）并上市时，已发行的普通股总数为 6,195,053,334 股。公司 1997 年 1 月 16 日进行股份制规范重新登记时向发起人发行 2,191,610,986 股，占公司该时已发行普通股总数的 35.38%。公司 2004 年 6 月 24 日首次境外发行 H 股并上市时，因国有股减持，发起人股中 72,955,249 股转换成为 H 股，持有公司发起人股股东的持股情况见附件。

持有发起人股的股东依照《公司法》、其他法律法规及本章程的规定，转让其所持有的股份后，公司需要相应修改本章程附件和股东名册中有关股东的记载，对本章程附件的该项修改不需再由股东大会表决，由股东大会授权公司法定代表人进行修改。

第二十条 首次境外发行 H 股并上市后公司的股本结构为：普通股总数 6,195,053,334 股，其中内资股为 3,636,409,636 股，占公司当时已发行普通股总数的 58.70%，H 股为 2,558,643,698 股（含由外资法人股所转换成的 H 股股份 1,170,751,698 股），占公司当时已发行普通股总数的 41.30%。

第二十一条 公司在境外发行上市 H 股之后，经批准首次公开发行 11.5 亿股内资股，截至该次发行结束之日，公司的股本结构为：普通股总数 7,345,053,334 股，其中内资股 4,786,409,636 股，占本公司已发行的普通股总数的 65.17%， H 股 2,558,643,698 股，占本公司已发行的普通股总数的 34.83%。

第二十二条 经中国证监会批准的公司发行境外上市外资股和内资股的计划，公司董事会可以做出分别发行的实施安排。

公司依照前款规定分别发行境外上市外资股和内资股的计划，可以自中国证监会批准之日起十五个月内分别实施。

第二十三条　公司在发行计划确定的股份总额内，分别发行境外上市外资股和内资股的，应当分别一次募足；有特殊情况不能一次募足的，经中国证监会批准，也可以分次发行。

第二十四条　公司的注册资本为人民币 7,345,053,334 元。

第二十五条　公司根据经营和发展的需要，可以按照公司章程的有关规定批准增加资本。

公司增加资本可以采取下列方式：

（一）向非特定投资人募集新股（包括向社会公众发行股份和向战略投资者发行股份）；

（二）向现有股东配售新股；

（三）向现有股东派送新股；

（四）以资本公积金转增股本；

（五）发行可转换公司债券；

（六）依法制定员工持股计划，向员工持股机构发股；

（七）法律、行政法规许可的其他方式。

公司增资发行新股，按照公司章程的规定批准后，根据国家有关法律、行政法规规定的程序办理。

第二十六条　除法律、行政法规另有规定外，公司股份可以自由转让，并不附带任何留置权。

第二十七条　公司不接受本公司的股票作为质押权的标的。

第二十八条　发起人持有的公司股份，自公司以股份有限公司形式成立之日起一年内不得转让。持有公司首次公开发行内资股（A 股）前已发行的股份的转让，应按照法律、行政法规及有关上市规则的规定进行。

第二十九条　公司董事、监事、高级管理人员在其任职期间内，应定期向公司申报所持有的公司股份及变动情况。上述人员转让股份应按照法律、行政法规及有关上市规则的规定进行。

第三十条　公司董事、监事、高级管理人员、持有公司股份百分之五以上的股东，将其所持有的本公司股票在买入之日起六个月以内卖出，或者在卖出之日起六个月以内又买入的，由此获得的收益归本公司所有，本公司董事会将收回其所得收益。证券公司因包销购入售后剩余股票而持有百分之五以上股份的，卖出该股票不受六个月时间限制。

公司董事会不按照前款规定执行的，股东有权要求董事会在三十日内执行。公司董事会未在上述期限内执行的，股东有权为了公司的利益而依法行使相关的权利。

公司董事会不按照第一款的规定执行的，负有责任的董事依法承担连带责任。

第三十一条　公司股份一经转让，股份承让人的姓名（名称）将作为该等股份的持有人，列

入股东名册内。

第三十二条　所有境外上市外资股的发行或转让将登记在根据第四十七条存放于境外的境外上市外资股股东名册。公司内资股在中国证券登记结算有限责任公司上海分公司集中托管。

第三十三条　任何境外上市外资股持有人可利用任何香港联交所规定的标准过户表格或董事会可接纳的其他格式的转让文件转让所有或部分股份。转让文件须由转让人及承让人以人手或印刷形式签署。所有转让文据必须置于公司的法定地址或董事会不时可能指定的其他地方。

第四章　减资和购回股份

第三十四条　根据公司章程的规定，公司可以减少其注册资本。

第三十五条　公司减少注册资本时，必须编制资产负债表及财产清单。

公司应当自作出减少注册资本决议之日起十日内通知债权人，并于三十日内在报纸上至少公告三次。债权人自接到通知书之日起三十日内，未接到通知书的自第一次公告之日起四十五日内，有权要求公司清偿债务或者提供相应的偿债担保。

公司减少资本后的注册资本，不得低于法定的最低限额。

第三十六条　公司在下列情况下，可以依照法律、行政法规、部门规章和公司章程的规定，报国家有关主管机构批准，购回其发行在外的股份：

（一）为减少公司资本而注销股份；

（二）与持有本公司股票的其他公司合并；

（三）将股份奖励给本公司职工；

（四）股东因对公司股东大会作出的公司合并、分立决议持异议，要求公司收购其股份的；

（五）法律、行政法规许可的其他情况。

除上述情形外，公司不得进行买卖本公司股份的活动。

因上述第（一）项至第（三）项的原因收购本公司股份的，应当经股东大会决议。公司依照上述规定收购本公司股份后，属于第（一）项情形的，应当自收购之日起十日内注销；属于第（二）项、第（四）项情形的，应当在六个月内转让或者注销。依据上述第（三）项规定收购的本公司股份不得超过本公司已发行股份总额的百分之五；用于收购的资金应当从公司的税后利润中支出；所收购的股份应当在一年内转让给职工。

第三十七条　公司经国家有关主管机构批准购回股份，可以下列方式之一进行：

（一）向全体股东按照相同比例发出购回要约；

（二）在证券交易所通过公开交易方式购回；

（三）在证券交易所外以协议方式购回；

（四）中国证监会认可的其他方式。

第三十八条　公司在证券交易所外以协议方式购回股份时，应当事先经股东大会按公司章程的规定批准。经股东大会以同一方式事先批准，公司可以解除或者改变经前述方式已订立的合同，或者放弃其合同中的任何权利。

前款所称购回股份的合同，包括(但不限于)同意承担购回股份的义务和取得购回股份权利的协议。

公司不得转让购回其股份的合同或者合同中规定的任何权利。对于公司有权购回可赎回股份，如非经市场或以招标方式购回，其价格不得超过某一最高价格限度；如以招标方式购回，则必须以同等条件向全体股东提出招标建议。

第三十九条　公司依法购回股份后，应当依法或依据本章程的规定注销或者转让该部分股份，在注销的情况下应向国家工商行政管理总局申请办理注册资本变更登记。

被注销股份的票面总值应当从公司的注册资本中核减。

第四十条　除非公司已经进入清算阶段，公司购回其发行在外的股份，应当遵守下列规定：

（一）公司以面值价格购回股份的，其款项应当从公司的可分配利润账面余额、为购回旧股而发行的新股所得中减除；

（二）公司以高于面值价格购回股份的，相当于面值的部分从公司的可分配利润账面余额、为购回旧股而发行的新股所得中减除；高出面值的部分，按照下述办法办理：

1.购回的股份是以面值价格发行的，从公司的可分配利润账面余额中减除；

2. 购回的股份是以高于面值的价格发行的，从公司的可分配利润账面余额、为购回旧股而发行的新股所得中减除；但是从发行新股所得中减除的金额，不得超过购回的旧股发行时所得的溢价总额，也不得超过购回时公司溢价账户（或公司资本公积金账户）上的金额(包括发行新股的溢价金额)。

（三）公司为下列用途所支付的款项，应当从公司的可分配利润中支出：

1. 取得购回其股份的购回权；

2. 变更购回其股份的合同；

3. 解除其在购回合同中的义务。

（四）被注销股份的票面总值根据有关规定从公司的注册资本中核减后，从可分配的利润中减除的用于购回股份面值部分的金额，应当计入公司的溢价账户（或资本公积金账户）中。

第五章　购买公司股份的财务资助

第四十一条　公司或者其子公司(包括公司的附属企业)在任何时候均不应当以任何方式，对购买或者拟购买公司股份的人提供任何财务资助。前述购买公司股份的人，包括因购买公司股份而直接或间接承担义务的人。

公司或其子公司(包括公司的附属企业)在任何时候均不应当以任何方式，为减

少或者解除前述义务人的义务向其提供财务资助。

本条规定不适用于本章程第四十三条所述的情形。

第四十二条　本章所称财务资助，包括(但不限于)下列方式：

（一）馈赠；

（二）担保(包括由保证人承担责任或者提供财产以保证义务人履行义务)、补偿（但是不包括因公司本身的过错所引起的补偿)、解除或者放弃权利；

（三）提供贷款或者订立由公司先于他方履行义务的合同，以及该贷款、合同当事方的变更和该贷款、合同中权利的转让等；

（四）公司在无力偿还债务、没有净资产或者将会导致净资产大幅度减少的情形下，以任何其他方式提供的财务资助。

本章所称承担义务，包括义务人因订立合同或者做出安排(不论该合同或者安排是否可以强制执行，也不论是由其个人或者与任何其他人共同承担)，或者以任何其他方式改变了其财务状况而承担的义务。

第四十三条　下列行为不视为本章第四十一条禁止的行为：

（一）公司提供的有关财务资助是诚实地为了公司利益，并且该项财务资助的主要目的不是为购买本公司股份，或者该项财务资助是公司某项总计划中附带的一部分；

（二）公司依法以其财产作为股利进行分配；

（三）以股份的形式分配股利；

（四）依据公司章程减少注册资本、购回股份、调整股权结构等；

（五）公司在其经营范围内，为其正常的业务活动提供贷款(但是不应当导致公司的净资产减少，或者即使构成了减少，但该项财务资助是从公司的可分配利润中支出的)；

（六）公司为职工持股计划提供款项(但是不应当导致公司的净资产减少，或者即使构成了减少，但该项财务资助是从公司的可分配利润中支出的)。

第六章　股票和股东名册

第四十四条　公司股票采用记名式。

公司股票应当载明下列主要事项：

（一）公司名称；

（二）公司登记成立的日期；

（三）股票种类、票面金额及代表的股份数；

（四）股票的编号；

（五）《公司法》以及公司股票上市的证券交易所要求载明的其他事项。

第四十五条　股票由董事长签署。公司股票上市的证券交易所要求公司高级管理人员签署的，还应当由有关高级管理人员签署。股票经加盖公司印章或者以印刷形式加盖印章后生效。在股票上加盖公司印章，应当有董事会的授权。公司董事长或者有关高级管理人员在股票上的签字也可以采取印刷形式。

第四十六条　公司应当设立股东名册，登记以下事项：

（一）各股东的姓名(名称)、地址(住所)、职业或性质；

（二）各股东所持股份的类别及其数量；

（三）各股东所持股份已付或者应付的款项；

（四）各股东所持股份的编号；

（五）各股东登记为股东的日期；

（六）各股东终止为股东的日期。

股东名册为证明股东持有公司股份的充分证据；但是有相反证据的除外。

第四十七条　公司可以依据中国证监会与境外证券监管机构达成的谅解、协议，将境外上市外资股股东名册存放在境外，并委托境外代理机构管理。H股股东名册正本的存放地为香港。

公司应当将境外上市外资股股东名册的副本备置于公司住所；受委托的境外代理机构应当随时保证境外上市外资股股东名册正、副本的一致性。

境外上市外资股股东名册正、副本的记载不一致时，以正本为准。

第四十八条　公司应当保存有完整的股东名册。

股东名册包括下列部分：

（一）存放在公司住所的、除本款(二)、(三)项规定以外的股东名册；

（二）存放在境外上市的证券交易所所在地的公司境外上市外资股股东名册；

（三）董事会为公司股票上市的需要而决定存放在其他地方的股东名册。

第四十九条　股东名册的各部分应当互不重叠。 在股东名册某一部分注册的股份的转让，在该股份注册存续期间不得注册到股东名册的其他部分。

股东名册各部分的更改或更正，应当根据股东名册各部分存放地的法律进行。

第五十条　所有股本已缴清的境外上市外资股皆可依据本章程自由转让。但是H股，除非符合下列条件，否则董事会可拒绝承认任何转让文据，并无需申述任何理由。

（一）向公司支付港币 2.5 元的费用（以每份转让文据计），或支付董事会不时要求的费用(但该费用不超过《上市规则》不时定明的更高的费用)，以登记股份的转让文据和其他与股份所有权有关或会影响股份所有权的文件；

（二）转让文据只涉及H股；

（三）转让文据已付应缴的印花税；

（四）应当提供有关的股票，以及董事会合理要求的证明转让人有权转让股份的

证据；

（五）如股份拟转让与联名持有人，则联名持有人之数目不得超过四位；

（六）有关股份没有附带任何公司的留置权。

第五十一条　股东大会召开前三十日内或者公司决定分配股利的基准日前五日内，不得进行因股份转让而发生的股东名册的变更登记。

第五十二条　公司召开股东大会、分配股利、清算及从事其他需要确认股权的行为时，应当由董事会或股东大会召集人决定某一日为股权登记日。股权登记日收市后登记在册的股东为享有相关权益的股东。

第五十三条　任何人对股东名册持有异议而要求将其姓名(名称)登记在股东名册上，或者要求将其姓名(名称)从股东名册中删除的，均可以向有管辖权的法院申请更正股东名册。

第五十四条　任何登记在股东名册上的股东或者任何要求将其姓名(名称)登记在股东名册上的人，如果其股票(即“原股票”)遗失，可以向公司申请就该股份(即“有关股份”)补发新股票。

内资股股东遗失股票，申请补发的，依照《公司法》第一百四十四条的规定处理。

境外上市外资股股东遗失股票，申请补发的，可以依照境外上市外资股股东名册正本存放地的法律、证券交易场所规则或者其他有关规定处理。

H股股东遗失股票申请补发的，其股票的补发应符合下列要求：

（一）申请人应当用公司指定的标准格式提出申请并附上公证书或者法定声明文件。公证书或者法定声明文件的内容应当包括申请人申请的理由、股票遗失的情形及证据，以及无其他任何人可就有关股份要求登记为股东的声明。

（二）公司决定补发新股票之前，没有收到申请人以外的任何人对该股份要求登记为股东的声明。

（三）公司决定向申请人补发新股票，应当在董事会指定的报刊上刊登准备补发新股票的公告；公告期间为九十日，每三十日至少重复刊登一次。

（四）公司在刊登准备补发新股票的公告之前，应当向其挂牌上市的证券交易所提交一份拟刊登的公告副本，收到该证券交易所的回复，确认已在证券交易所内展示该公告后，即可刊登。公告在证券交易所内展示期间为九十日。如果补发股票的申请未得到有关股份的登记在册股东的同意，公司应当将拟刊登的公告的复印件邮寄给该股东。

（五）本条(三)、(四)项所规定的公告、展示的九十日期限届满，如公司未收到任何人对补发股票的异议，即可以根据申请人的申请补发新股票。

（六）公司根据本条规定补发新股票时，应当立即注销原股票，并将此注销和补发事项登记在股东名册上。

（七）公司为注销原股票和补发新股票的全部费用，均由申请人负担。 在申请人未提供合理的担保之前，公司有权拒绝采取任何行动。

第五十五条　公司根据公司章程的规定补发新股票后，获得前述新股票的善意购买者或者其后登记为该股份的所有者的股东(如属善意购买者)，其姓名(名称)均不得从股东名

册中删除。

第五十六条　公司对于任何由于注销原股票或者补发新股票而受到损害的人均无赔偿义务，除非该当事人能证明公司有欺诈行为。

第七章　股东的权利和义务

第五十七条　公司股东为依法持有公司股份并且其姓名(名称)登记在股东名册上的人。

股东按其持有股份的种类和份额享有权利，承担义务；持有同一种类股份的股东，享有同等权利，承担同种义务。

第五十八条　公司普通股股东享有下列权利：

（一）依照其所持有的股份份额领取股利和其他形式的利益分配；

（二）依法请求、召集、主持、参加或者委派股东代理人参加股东大会，并行使相应的表决权；

（三）对公司的业务经营活动进行监督管理，提出建议或者质询；

（四）依照法律、行政法规及公司章程的规定转让、赠与或质押其所持有的股份；

（五）依照公司章程的规定获得有关信息，包括：

1. 在缴付成本费用后得到公司章程；

2. 在缴付了合理费用后有权查阅和复印：

（1）所有各部分股东的名册；

（2）公司董事、监事、高级管理人员的个人资料，包括：

a) 现在及以前的姓名、别名；

b) 主要地址(住所)；

c) 国籍；

d) 专职及其他全部兼职的职业、职务；

e) 身份证明文件及其号码。

（1）　公司股本状况；

（2）　年度报告；

（3）　自上一会计年度以来公司购回自己每一类别股份的票面总值、数量、最高价和最低价，以及公司为此支付的全部费用的报告；

（4）　股东大会的会议记录、董事会会议决议、监事会会议决议、公司债券存根、财务会计报告；

（六）公司终止或清算时，按其所持有的股份份额参加公司剩余财产的分配；

（七）对公司股东大会作出的公司合并、分立决议持异议的股东，要求公司收购其股份；

（八）法律、行政法规、部门规章及公司章程所赋予的其他权利。

第五十九条　股东提出查阅前条所述有关信息或者索取资料的，应当向公司提供证明其持有公司股份的种类以及持股数量的书面文件，公司经核实股东身份后按照股东的要求予以提供。

第六十条　股东大会、董事会的决议内容，或其召集程序、表决方式违反法律、行政法规或公司章程规定的，股东有权根据法律、行政法规、公司章程规定的相关程序解决。

第六十一条　董事、监事、高级管理人员执行公司职务时违反法律、行政法规或公司章程的规定，给公司造成损失的，或他人侵犯公司合法权益，给公司造成损失的，相关股东有权依照法律、行政法规、公司章程规定的相关程序解决。

第六十二条　股东在其合法权益受到董事、高级管理人员侵害时，有权依照法律、行政法规、公司章程的规定要求停止侵害、赔偿损失。

第六十三条　公司普通股股东承担下列义务：

（一）遵守法律、行政法规和本公司章程，维护公司信誉，支持公司业务发展；

（二）依其所认购股份和入股方式缴纳股金；

（三）以其所持股份为限对公司债务承担责任，除法律、法规规定的情形外，不得退股；

（四）不得滥用股东权利损害公司或者其他股东的利益；不得滥用公司法人独立地位和股东有限责任损害本公司债权人的利益；

公司股东滥用股东权利给公司或者其他股东造成损失的，应当依法承担赔偿责任；

公司股东滥用公司法人独立地位和股东有限责任，逃避债务，严重损害本公司债权人利益的，应当对公司债务承担连带责任；

（五）除非取得中国保监会的事先批准，任何股东持有公司股份不得超过公司总股本的百分之十或者中国保监会认可的其他比例（以两者中较高者为准）。

如果公司股东在未取得中国保监会的事先批准的前提下而持有超过上款规定数量的股份（以下称“超出部分股份”），在获得中国保监会批准之前，持有超出部分股份的公司股东基于超出部分股份行使本章程第五十八条规定的股东权利时应当受到必要的限制，包括但不限于：

1. 超出部分股份在公司股东大会表决（包括类别股东表决）时不具有表决权；以及

2. 超出部分股份不具有本章程规定的董事、监事候选人提名权；

尽管有前述规定，持有超出部分股份的公司股东在行使本章程第五十八条第（一）款以及第（六）款规定的股东权利时不应受到任何限制。

（六）持有公司外资股股份的股东单位（如该股东为香港法律认可的结算所或者其代理人（下称“认可结算所”）除外），其法定代表人、公司名称、经营场所、经营范围及其他重大事项发生变化时，应及时通知公司股权登记部门，并报公司董事会备案。 就认可结算所，如果其授权签名、公司名称或者地址发生变化，应及时通知公司股权登记部门；

（七）法律、行政法规及公司章程规定应当承担的其他义务。

普通股股东除了股份的认购人在认购时所同意的条件外，不承担其后追加任何股本的责任。

第六十四条　持有公司百分之五以上有表决权股份的股东，将其持有的股份进行质押的，应当自该事实发生当日，向公司做出书面报告。

公司不得因任何人士未向公司披露其直接或间接享有股份所附有的权益而冻结或损害该人士的权利。

第六十五条　本公司的控股股东(根据第六十七条的定义)、实际控制人(根据第六十八条的定义)不得利用其关联关系损害公司利益。违反规定，给公司造成损失的，应当承担赔偿责任。

公司的控股股东及实际控制人对公司和公司其他股东负有诚信义务。控股股东应严格依法行使出资人的权利，控股股东不得利用利润分配、资产重组、对外投资、资金占用、借款担保等方式损害公司和其他股东的合法权益，不得利用其控制地位损害公司和其他股东的利益。

第六十六条　除法律、行政法规或者公司股份上市的证券交易所的上市规则所要求的义务外，控股股东在行使其股东的权力时，不得因行使其表决权在下列问题上做出有损于全体或者部分股东的利益的决定：

（一）免除董事、监事应当真诚地以公司最大利益为出发点行事的责任；

（二）批准董事、监事(为自己或者他人利益)以任何形式剥夺公司财产，包括(但不限于)任何对公司有利的机会；

（三）批准董事、监事(为自己或者他人利益)剥夺其他股东的个人股益，包括(但不限于)任何分配权、表决权，但不包括根据公司章程提交股东大会通过的公司改组。

第六十七条　前条所称控股股东是具备以下条件之一的人：

（一）该人单独或者与他人一致行动时，可以选出半数以上的董事；

（二）该人单独或者与他人一致行动时，可以行使公司百分之三十以上的表决权或者可以控制公司的百分之三十以上表决权的行使；

（三）该人单独或者与他人一致行动时，持有公司发行在外百分之三十以上的股份；

（四）该人单独或者与他人一致行动时，以其他方式在事实上控制公司。

本条所称“一致行动”是指两个或者两个以上的人以协议的方式(不论口头或者书面)达成一致，通过其中任何一人取得对公司的投票权，以达到或者巩固控制公司目的的行为。

第六十八条　前条所称实际控制人是指虽不是公司的股东，但通过投资关系、协议或者其他安排，能够实际支配公司行为的人。

第八章　股东大会

第六十九条　股东大会是公司的权力机构，依法行使职权。

第七十条　　股东大会行使下列职权：

（一）决定公司的经营方针和投资计划；

（二）选举和更换董事，决定有关董事的报酬事项；

（三）选举和更换非由职工代表出任的监事，决定有关监事的报酬事项；

（四）审议批准董事会的报告；

（五）审议批准监事会的报告；

（六）审议批准公司的年度财务预算方案、决算方案；

（七）审议批准公司的利润分配方案和弥补亏损方案；

（八）对公司增加或者减少注册资本做出决议；

（九）对公司合并、分立、解散和清算等事项做出决议；

（十）对公司发行债券做出决议；

（十一）对公司聘用、解聘或者不再续聘会计师事务所做出决议；

（十二）修改公司章程；

（十三）审议单独或合并持有公司有百分之三以上股份的股东的提案；

（十四）审议公司在一年内购买、出售重大资产超过公司最近一期经审计总资产百分之三十的事项；

（十五）审议批准变更募集资金用途事项；

（十六）审议股权激励计划；

（十七）审议批准公司下列对外担保事项：

1. 本公司及本公司控股子公司的对外担保总额，达到或超过最近一期经审计净资产的百分之五十以后提供的任何担保；

2. 公司的对外担保总额，达到或超过最近一期经审计总资产的百分之三十以后提供的任何担保；

3. 为资产负债率超过百分之七十的担保对象提供的担保；

4. 单笔担保额超过最近一期经审计净资产百分之十的担保；

5. 对股东、实际控制人及其关联方提供的担保。

（十八）法律、行政法规、部门规章、上市规则或公司章程规定应当由股东大会做出决议的其他事项。

第七十一条　　除非公司处于危机等特殊情况外，非经股东大会以特别决议批准，公司不得与董事、监事、高级管理人员以外的人订立将本公司全部或者重要业务的管理交予该人负责的合同。

第七十二条　　股东大会分为股东年会和临时股东大会。股东大会由董事会召集。 股东年会每年召开一次，并应于上一会计年度完结之后的六个月之内举行。

有下列情形之一的，公司应当在事实发生之日起两个月内召开临时股东大会：

（一）董事人数不足《公司法》规定的人数或者少于公司章程要求的数额的三分之二时；

（二）公司未弥补亏损达实收股本总额的三分之一时；

（三）单独或合并持有公司百分之十以上股份的股东要求时；

（四）董事会认为必要或者监事会提议召开时；

（五）两名以上独立董事提议召开时；

（六）法律、行政法规、部门规章及本章程规定的其他情形。

第七十三条　公司将设置会场，以现场会议形式召开股东大会。在保证股东大会合法有效的前提下，可以通过各种方式，包括采用安全、经济、便捷的网络形式的投票平台等现代信息技术手段，为股东参加股东大会提供便利。股东通过上述方式参加股东大会的，视为出席。

第七十四条　公司召开股东大会，应当于会议召开四十五日前发出书面通知，将会议拟审议的事项以及开会的日期和地点告知所有在册股东。拟出席股东大会的股东，应当于会议召开二十日前，将出席会议的书面回复送达公司。

第七十五条　公司召开股东大会会议，董事会、监事会以及单独持有或者合并持有公司百分之三以上股份的股东，有权以书面形式向公司提出提案，公司应当将提案中属于股东大会职责范围内的事项，列入该次会议的议程。

单独或合计持有公司百分之三以上股份的股东，可以在股东大会召开十日前提出临时提案并书面提交召集人。召集人应当在收到提案后两日内发出股东大会补充通知，公告临时提案的内容。

除前款规定外，召集人在发出股东大会通知公告后，不得修改股东大会通知中已列明的提案或增加新的提案。

股东大会通知中未列明或不符合公司章程第七十六条规定的提案，股东大会不得进行表决并作出决议。

第七十六条　股东大会提案应当符合下列条件：

（一）内容与法律、法规的规定不相抵触，并且属于公司经营范围和股东大会职责范围；

（二）有明确议题和具体决议事项；

（三）以书面形式提交或送达董事会。

第七十七条　公司董事会应当以公司和股东的最大利益为行为准则，按照第七十六条的规定对股东大会提案进行审查。董事会决定不将股东大会提案列入会议议程的，应当在该次股东大会上进行解释和说明。

第七十八条　提出议案的股东对董事会不将其提案列入股东大会议程的决定持有异议的，可以按照本章程第一百零八条的规定程序要求召开临时股东大会。

第七十九条　公司根据股东大会召开前二十日时收到的书面回复，计算拟出席会议的股东所代表的有表决权的股份数。拟出席会议的股东所代表的有表决权的股份数达到公司

有表决权的股份总数二分之一以上的，公司可以召开股东大会；达不到的，公司应当在五日内将会议拟审议的事项、开会日期和地点以公告形式再次通知股东，经公告通知，公司可以召开股东大会。临时股东大会不得决定通知未载明的事项

第八十条 股东会议的通知应当符合下列要求：

（一）以书面形式做出；

（二）指定会议的地点、日期和时间；

（三）载明有权出席股东大会股东的股权登记日；

（四）记录会务常设联系人姓名、电话号码；

（五）说明会议将讨论的事项；

（六）向股东提供为使股东对将讨论的事项做出明智决定所需要的资料及解释；此原则包括(但不限于)在公司提出合并、购回股份、股本重组或者其他改组时，应当提供拟议中的交易的具体条件和合同(如果有的话)，并对其起因和后果做出认真的解释；

（七）如任何董事、监事、高级管理人员与将讨论的事项有重要利害关系，应当披露其利害关系的性质和程度；如果将讨论的事项对该董事、监事、高级管理人员作为股东的影响有别于对其他同类别股东的影响，则应当说明其区别；

（八）载有任何拟在会议上提议通过的特别决议的全文；

（九）以明显的文字说明，有权出席和表决的股东有权委任一位或者一位以上的股东代理人代为出席和表决，而该股东代理人不必为股东；

（十）载明会议投票代理委托书的送达时间和地点。

第八十一条 股东大会拟讨论董事、监事选举事项的，股东大会通知中将充分披露董事、监事候选人的详细资料，至少包括以下内容：

（一）教育背景、工作经历、兼职等个人情况；

（二）与公司或公司的控股股东及实际控制人是否存在关联关系；

（三）披露持有本公司股份数量；

（四）是否受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

每位董事、监事候选人应当以单独提案提出。

第八十二条 股东大会通知应当向股东(不论在股东大会上是否有表决权)以专人送出或以邮资已付的邮件送出的，收件人地址以股东名册登记的地址为准（本章程另有规定的除外）。对内资股股东，股东大会通知也可以采用公告方式进行。

前款所称公告，应当于会议召开前四十五日至五十日的期间内，在中国证监会指定的一家或者多家报刊上刊登。一经公告，视为所有内资股股东已收到有关股东会议的通知。

第八十三条 公司发给境外上市外资股股东的股东大会会议通知、资料或书面声明，须按该每一境外上市外资股股东注册地址，以专人送达或以邮递方式寄至该每一位境外上

市外资股股东，给H股股东的通知应尽可能在香港投寄。

第八十四条　股东大会的会议通知发出后，无正当理由，股东大会不应延期或取消；股东大会通知中列明的提案不应取消；一旦出现延期或取消的情形，召集人应当在原定召开日前至少两个工作日公告并说明原因，且不应因此而变更股权登记日。

第八十五条　本公司董事会和其他召集人将采取必要措施，保证股东大会的正常秩序。对于干扰股东大会、寻衅滋事和侵犯股东合法权益的行为，将采取措施加以制止并及时报告有关部门查处。

第八十六条　股权登记日登记在册的所有股东或其代理人，均有权出席股东大会，并依照有关法律、法规及本章程行使表决权。

任何有权出席股东会议并有权表决的股东，有权委任一人或者数人(该人可以不是股东)作为其股东代理人，代为出席和表决。该股东代理人依照该股东的委托，可以行使下列权利：

（一）该股东在股东大会上的发言权；

（二）以投票方式行使表决权。

第八十七条　股东应当以书面形式委托代理人，由委托人签署或者由其以书面形式委托的代理人签署；委托人为法人的，应当加盖法人印章或者由其董事或者正式委任的代理人或其人员签署。该委托书应载明股东代理人要代表的股份数额。如果委托数人为股东代理人的，委托书应注明每名股东代理人所代表的股份数目。

第八十八条　表决代理委托书至少应当在该委托书委托表决的有关会议召开前二十四小时，或者在指定表决时间前二十四小时，备置于公司住所或者召集会议的通知中指定的其他地方。如果该委托书由委托人授权他人签署的，授权签署的授权书或者其他授权文件应当经过公证。经公证的授权书或者其他授权文件，应当和表决代理委托书同时备置于公司住所或者召集会议的通知中指定的其他地方。

委托人为法人的，其法定代表人或董事会、其他决策机构决议授权的人作为代表出席公司的股东会议。

第八十九条　公司董事会发给股东的任何用于任命股东代理人的委托书的格式，应当为股东设置选项，由股东指示股东代理人投赞成票或者反对票，并且为股东提供机会，就每项议题所要做出表决的事项分别做出指示。委托书应当注明如果股东不作指示，股东代理人可以按自己的意思表决。

第九十条　个人股东亲自出席会议的，应出示本人身份证或其他能够表明其身份的有效证件或证明、股票账户卡。

第九十一条　个人股东委托代理人出席会议的，代理人应出示本人有效身份证件、股东授权委托书。法人股东的法定代表人委托代理人出席股东大会的，代理人应当出示本人身份证明及由法定代表人签署的委托书。法人股东董事会、其他决策机构决议授权的人出席股东大会的，该代理人应当出示本人身份证和法人股东的董事会或者其他权力机构的决议授权书，并应加盖法人印章。委托书应规定签发日期。

第九十二条　出席会议人员的签名册由公司负责制作。签名册载明参加会议的股东姓名/名称、身份证号码、住所/地址、持有或者代表有表决权的股份数额、委托代理人的姓名及被代表的股东姓名/名称等事项。

第九十三条　表决前委托人已经去世、丧失行为能力、撤回委任、撤回签署委任的授权或者有

关股份已被转让的，只要公司在有关会议开始前没有收到该等事项的书面通知，由股东代理人依委托书所做出的表决仍然有效。

第九十四条　股东大会召开时，公司董事、监事和董事会秘书应当出席会议，高级管理人员应当列席会议。

第九十五条　公司制定股东大会议事规则，详细规定股东大会的召开和表决程序，包括通知、登记、提案的审议、投票、计票、表决结果的宣布、会议决议的形成、会议记录及其签署、公告等内容，以及授权原则。

第九十六条　在股东年会上，董事会、监事会应当就其过去一年的工作向股东大会作出报告，每名独立董事也应作出述职报告。

第九十七条　股东大会决议分为普通决议和特别决议。

股东大会做出普通决议，应当由出席股东大会的股东(包括股东代理人)所持表决权的二分之一以上通过。

股东大会做出特别决议，应当由出席股东大会的股东(包括股东代理人)所持表决权的三分之二以上通过。

第九十八条　下列事项由股东大会的普通决议通过：

（一）　董事会和监事会的工作报告；

（二）　董事会拟订的利润分配方案和亏损弥补方案；

（三）　董事会和监事会成员的任免及其报酬和支付方法；

（四）　公司年度预、决算报告、年度报告、资产负债表、利润表及其他财务报表；

（五）　公司为公司股东或者实际控制人提供担保；

（六）　除法律、行政法规规定或者公司章程规定应当以特别决议通过以外的其他事项。

第九十九条　下列事项由股东大会以特别决议通过：

（一）　公司增、减股本和发行任何种类股票、认股证和其他类似证券；

（二）　回购本公司股票；

（三）　发行公司债券；

（四）　公司的分立、合并、解散和清算；

（五）　公司章程的修改；

（六）　公司在一年内购买、出售重大资产或者担保金额超过公司最近一期经审计总资产百分之三十的；

（七）　股权激励计划；

（八）　法律、行政法规或公司章程规定的，以及股东大会以普通决议通过认为会对公司产生重大影响的、需要以特别决议通过的其他事项。

第一百条　股东(包括股东代理人)在股东大会表决时，以其所代表的有表决权的股份数额行使表决权，每一股份有一票表决权。

公司持有的本公司股份没有表决权，且该部分股份不计入出席股东大会有表决权的股份总数。

董事会、独立董事和符合相关规定条件的股东可以征集股东投票权。

第一百零一条　在投票表决时，有两票或者两票以上的表决权的股东(包括股东代理人)，不必把所有表决权全部投赞成票或者反对票。

第一百零二条　股东大会审议有关关联交易事项时，关联股东不应当参与投票表决，其所代表的有表决权的股份数不计入有效表决总数。

当任何股东根据上市规则要求或限制，不应就任何特定的决议参与投票表决或就任何特定的决议只投赞成票或反对票时，　该等股东或代表该等股东所投的任何违反该等要求或限制的票数不计入有效表决总数。

第一百零三条　股东大会将对所有提案进行逐项表决，对同一事项有不同提案的，将按提案提出的时间顺序进行表决。除因不可抗力等特殊原因导致股东大会中止或不能作出决议外，股东大会将不会对提案进行搁置或不予表决。

第一百零四条　股东大会审议提案时，不会对提案进行修改，否则，有关变更应当被视为一个新的提案，不能在本次股东大会上进行表决。

第一百零五条　股东大会采取记名方式投票表决。

第一百零六条　独立董事有权向董事会提议召开临时股东大会，并应当以书面形式向董事会提出。对独立董事要求召开临时股东大会的提议，董事会应当根据法律、行政法规和本章程的规定，在收到提议后的十日内提出同意或不同意召开临时股东大会的书面反馈意见。

董事会同意召开临时股东大会的，将在作出董事会决议后的五日内发出召开股东大会的通知；董事会不同意召开临时股东大会的，将说明理由并公告。

第一百零七条　监事会有权向董事会提议召开临时股东大会，并应当以书面形式向董事会提出。董事会应当根据法律、行政法规和本章程的规定，在收到提案后十日内提出同意或不同意召开临时股东大会的书面反馈意见。

董事会同意召开临时股东大会的，将在作出董事会决议后五日内发出召开股东大会的通知，通知中对原提议的变更，应征得监事会的同意。

董事会不同意召开临时股东大会，或者在收到提案后十日内未作出反馈的，视为董事会不能履行或者不履行召集股东大会会议职责，监事会可以自行召集和主持。

第一百零八条　股东要求召开临时股东大会，应当按照下列程序办理：

(一) 单独或者合计持有公司百分之十以上股份的股东，有权向董事会请求召开临时股东大会，并应当以书面形式向董事会提出。董事会应当根据法律、行政法规和公司章程的规定，在收到请求后十日内提出同意或不同意召开临时股东大会的书面反馈意见；

(二) 董事会同意召开临时股东大会的，应当在作出董事会决议后的五日内发出

召开股东大会的通知，通知中对原请求的变更，应当征得相关股东的同意；

（三）董事会不同意召开临时股东大会，或者在收到请求后十日内未作出反馈的，单独或者合计持有公司百分之十以上股份的股东有权向监事会提议召开临时股东大会，并应当以书面形式向监事会提出请求；

（四）监事会同意召开临时股东大会的，应在收到请求后五日内发出召开股东大会的通知，通知中对原请求的变更，应当征得相关股东的同意；

（五）监事会未在规定期限内发出股东大会通知的，视为监事会不召集和主持股东大会，连续九十日以上单独或者合并持有公司百分之十以上股份的股东可以自行召集和主持。

第一百零九条　监事会或股东决定自行召集股东大会的，须书面通知董事会，并按适用的规定向有关主管部门办理备案手续。在股东大会决议公告前，召集股东持股比例不得低于百分之十。

第一百一十条　董事会人数不足《公司法》规定的法定最低人数，或者公司未弥补亏损额达到实收股本总额的三分之一，董事会未在规定期限内召集临时股东大会的，监事会或者股东可以按照第一百零七条、第一百零八条规定的程序自行召集临时股东大会。

第一百一十一条　股东大会由董事长担任会议主席并主持会议；董事长不能履行职务或不履行职务的，应当由副董事长(如公司有两位副董事长，则由半数以上董事共同推举的副董事长)担任会议主席并主持会议，副董事长不能履行职务或不履行职务的，由半数以上的董事共同推举的一名董事担任会议主席并主持会议。

监事会自行召集的股东大会，由监事会主席担任会议主席主持会议。监事会主席不能履行职务或不履行职务时，由半数以上监事共同推举的一名监事担任会议主席并主持会议。

股东自行召集的股东大会，由召集人推举代表担任会议主席并主持会议。召集人无法推举出会议主席的，应当由出席会议的持有最多表决权股份的股东（包括股东代理人）担任会议主席并主持会议。

召开股东大会时，会议主席违反议事规则使股东大会无法继续进行的，经现场出席股东大会有表决权过半数的股东同意，股东大会可以推举一人担任会议主席，继续开会。

第一百一十二条　对于监事会或股东自行召集的股东大会，董事会及董事会秘书将予配合。董事会应当提供股权登记日的股东名册。

第一百一十三条　监事会或股东自行召集的股东大会，会议所必需的费用由公司承担。

第一百一十四条　董事候选人、非由职工代表出任的监事候选人提名方法：

（一）董事候选人和监事候选人，在章程规定的人数范围内，按照拟选任的人数，可以分别由董事会、监事会提出董事、监事的建议名单；

（二）由提名委员会对董事、监事候选人的任职资格和条件进行初步审核，合格人选提交董事会、监事会审议。经董事会、监事会决议通过后，以书面提案的方式向股东大会提出董事、监事候选人。董事会、监事会应当向股东提供候选董事、监事的简历和基本情况；

（三）股东大会对每一个董事、监事候选人逐个进行表决；

（四）遇有临时增补董事、监事的，由董事会、监事会提出，建议股东大会予以选举或更换。

第一百一十五条　在股东大会上，除涉及公司商业秘密依法不能公开外，董事、监事、高级管理人员应当对股东的质询和建议做出答复或说明。

第一百一十六条　会议主席负责决定股东大会的决议是否通过，其决定为终局决定，并应当在会上宣布和载入会议记录。

第一百一十七条　会议主席如果对提交表决的决议结果有任何怀疑，可以对所投票数进行点算；如果会议主席未进行点票，出席会议的股东或者股东代理人对会议主席宣布的结果有异议的，有权在宣布后立即要求点票，会议主席应当即时进行点票。

第一百一十八条　股东大会如果进行点票，点票结果应当记入会议记录。

第一百一十九条　股东大会应有会议记录，由出席会议的董事、监事、董事会秘书、召集人或其代表、会议主席及记录员签名。

股东大会会议记录，由董事会秘书负责，应记载以下内容：

(一) 会议时间、地点、议程和召集人姓名或名称；

（二）会议主席以及出席或列席会议的董事、监事、高级管理人员姓名；

(三) 出席会议的股东和代理人人数、所持有表决权的股份总数及占公司股份总数的比例；出席股东大会的内资股股东(包括股东代理人)和H股股东(包括股东代理人)所持有表决权的股份数，各占公司总股份的比例；

(四) 对每一提案的审议经过、发言要点和表决结果（在记载表决结果时，还应当记载内资股股东和H股股东对每一决议事项的表决情况）；

(五) 股东的质询意见或建议以及相应的答复或说明；

(六) 计票人、监票人姓名；

(七) 股东大会认为及本章程规定应当载入会议记录的其他内容。

第一百二十条　召集人应当保证会议记录内容的真实、准确和完整。会议记录连同现场出席股东的签名册及代理出席的委托书、其他方式表决情况的有效资料，应当在公司住所保存。股东大会会议记录的保存期限为十年。

第一百二十一条　股东大会决议应当及时公告。提案未获通过，或者本次股东大会变更前次股东大会决议的，应当在股东大会决议公告中作特别提示。

第一百二十二条　股东大会通过有关董事、监事选举提案的，新任董事、监事在股东大会通过之日就任。

第一百二十三条　股东大会通过有关派现、送股或资本公积转增股本提案的，公司将在股东大会结束后两个月内实施具体方案。

第一百二十四条　股东可以在公司办公时间免费查阅股东大会会议记录复印件。任何股东向公司索取有关股东大会会议记录的复印件，公司应当在收到合理费用后七日内把复印件送出。

第九章　类别股东表决的特别程序

第一百二十五条　持有不同种类股份的股东，为类别股东。

类别股东依据法律、行政法规和公司章程的规定，享有权利和承担义务。

第一百二十六条　公司拟变更或者废除类别股东的权利，应当经股东大会以特别决议通过和经受影响的类别股东在按第一百二十八条至第一百三十二条分别召集的股东会议上通过，方可进行。

第一百二十七条　下列情形应当视为变更或者废除某类别股东的权利：

（一）增加或者减少该类别股份的数目，或者增加或减少与该类别股份享有同等或者更多的表决权、分配权、其他特权的类别股份的数目；

（二）将该类别股份的全部或者部分换作其他类别，或者将另一类别的股份的全部或者部分换作该类别股份或者授予该等转换权；

（三）取消或者减少该类别股份所具有的、取得已产生的股利或者累积股利的权利；

（四）减少或者取消该类别股份所具有的优先取得股利或者在公司清算中优先取得财产分配的权利；

（五）增加、取消或者减少该类别股份所具有的转换股份权、选择权、表决权、转让权、优先配售权、取得公司证券的权利；

（六）取消或者减少该类别股份所具有的，以特定货币收取公司应付款项的权利；

（七）设立与该类别股份享有同等或者更多表决权、分配权或者其他特权的新类别；

（八）对该类别股份的转让或所有权加以限制或者增加该等限制；

（九）发行该类别或者另一类别的股份认购权或者转换股份的权利；

（十）增加其他类别股份的权利和特权；

（十一）公司改组方案会构成不同类别股东在改组中不按比例地承担责任；

（十二）修改或者废除本章所规定的条款。

第一百二十八条　受影响的类别股东，无论原来在股东大会上是否有表决权，在涉及第一百二十七条(二)至(八)、(十一)至(十二)项的事项时，在类别股东会上具有表决权，但有利害关系的股东在类别股东会上没有表决权。

前款所述“有利害关系股东”的含义如下：

（一）在公司按公司章程第三十七条的规定向全体股东按照相同比例发出购回要约或者在证券交易所通过公开交易方式购回自己股份的情况下，“有利害关系的股东”是指本章程第六十七条所定义的控股股东；

（二）在公司按照公司章程第三十七条的规定在证券交易所外以协议方式购回自己股份的情况下，“有利害关系的股东”是指与该协议有关的股东；

（三）在公司改组方案中，“有利害关系的股东”是指以低于本类别其他股东的

比例承担责任的股东或者与该类别中的其他股东拥有不同利益的股东。

第一百二十九条 类别股东会的决议，应当经根据第一百二十八条由出席类别股东会议的有表决权的三分之二以上的股权表决通过，方可做出。

第一百三十条 公司召开类别股东会议，应当于会议召开四十五日前发出书面通知，将会议拟审议的事项以及开会日期和地点告知所有该类别股份的在册股东。拟出席会议的股东，应当于会议召开二十日前，将出席会议的书面回复送达公司。

拟出席会议的股东所代表的在该会议上有表决权的股份数，达到在该会议上有表决权的该类别股份总数二分之一以上的，公司可以召开类别股东会议；达不到的，公司应当在五日内将会议拟审议的事项、开会日期和地点以公告形式再次通知股东，经公告通知，公司可以召开类别股东会议。

为考虑修改任何类别股份的权利而召开的各类别股东会议（续会除外）的法定人数，须为该类别的已发行股份至少三分之一的持有人。

第一百三十一条 类别股东会议的通知只须送给有权在该会议上表决的股东。

类别股东会议应当以与股东大会尽可能相同的程序举行，公司章程中有关股东大会举行程序的条款适用于类别股东会议。

第一百三十二条 除其他类别股份股东外，内资股股东和境外上市外资股股东当被视为不同类别股东。

下列情形不适用类别股东表决的特别程序：

（一）经股东大会以特别决议批准，公司每间隔十二个月单独或者同时发行内资股、境外上市外资股，并且拟发行的内资股、境外上市外资股的数量各自不超过该类已发行在外股份的百分之二十的；

（二）公司设立时发行内资股、境外上市外资股的计划，自中国证监批准之日起十五个月内完成的。

第十章 董事会

第一百三十三条 公司设董事会，董事会由十九名董事组成，其中设董事长一人，副董事长一至二人，执行董事不少于二人，独立董事不少于三人。

第一百三十四条 董事由股东大会选举产生，任期三年。 董事任期届满，可以连选连任。董事在任职期届满以前，股东大会不能无故解除其职务。

董事可以由高级管理人员兼任，但由高级管理人员兼任的董事，总计不得超过公司董事总数的二分之一。

董事会设董事长、副董事长，董事长、副董事长由公司董事担任，由全体董事会成员的过半数选举和罢免，董事长、副董事长任期三年，可以连选连任。

董事为自然人，无须持有公司股份。

第一百三十五条 有关提名董事候选人的意图以及候选人表明愿意接受提名的书面通知，应当在不早于股东大会会议通知发出后翌日及不迟于股东大会召开七天前发给公司，而可发出该等通知的最短期限为至少七天。

第一百三十六条 董事任期从就任之日起计算，至本届董事会任期届满时为止。

第一百三十七条 股东大会在遵守有关法律、行政法规规定的前提下，可以以普通决议的方式将任何任期未届满的董事罢免(但依据任何合同可提出的索赔要求不受此影响)。

第一百三十八条 董事会对股东大会负责，行使下列职权:

（一） 负责召集股东大会，并向股东大会报告工作;

（二） 执行股东大会的决议;

（三） 决定公司经营计划和投资方案;

（四） 制定公司的年度财务预算方案、决算方案;

（五） 制定公司的利润分配方案和弥补亏损方案;

（六） 制定公司增加或者减少注册资本的方案、发行公司债券或者其他证券及上市方案;

（七） 拟定公司重大收购、收购本公司股票或者合并、分立、解散及变更公司形式的方案;

（八） 决定公司内部管理机构的设置;

（九） 根据董事长的提名，聘任或者解聘公司高级管理人员，决定其报酬事项及奖惩事项;

（十） 制定公司的基本管理制度;

（十一）制定公司章程修改方案;

（十二）管理公司信息披露事项;

（十三）在股东大会授权范围内，决定公司的重大投资、收购出售资产、资产抵押、对外担保事项、委托理财、关联交易等事项;

（十四） 听取公司首席执行官的工作报告并检查首席执行官的工作;

（十五） 法律、法规或公司章程规定，以及股东大会授予的其他职权。

董事会做出前款决议事项，除第(六)、(七)、(十一)项及对外担保事项必须由三分之二以上的董事表决同意外，其余由半数以上的董事表决同意。

第一百三十九条 董事会应当确定对外投资、收购出售资产、资产抵押、对外担保事项、委托理财、关联交易的权限，建立严格的审查和决策程序;重大投资项目应当组织有关专家、专业人员进行评审，并报股东大会批准。

本条所称的“重大投资项目”是指根据公司适用的不时进行修订的《上市规则》中规定的资产比率、代价比率、盈利比率、收益比率及股本比率（以下简称“五项比率”）的任意一项计算在百分之二十五以上的各项投资。

对于五项比率的任何一项计算均低于百分之二十五的各项投资事宜决策权由股东大会授权董事会行使。

第一百四十条 董事会在处置固定资产时，如拟处置固定资产的预期价值，与此项处置建议前四个月内已处置了的固定资产所得到的价值的总和，超过股东大会最近审议的

资产负债表所显示的固定资产价值的百分之三十三，则董事会在未经股东大会批准前不得处置或者同意处置该固定资产。

本条所指定对固定资产的处置，包括转让某些资产权益的行为，但不包括以固定资产提供担保的行为。

公司处置固定资产进行的交易的有效性，不因违反本条第一款而受影响。

第一百四十一条 公司董事会应当就注册会计师对公司财务报告出具的非标准审计意见向股东大会做出说明。

第一百四十二条 董事会制订董事会议事规则，以确保董事会的工作效率和科学决策。

第一百四十三条 董事长行使下列职权：

（一）主持股东大会和召集、主持董事会会议；

（二）督促、检查董事会决议的实施情况；

（三）签署公司发行的证券；

（四）签署董事会重要文件和其他应由公司法定代表人签署的其他文件；

（五）行使法定代表人的职权；

（六）在发生特大自然灾害等不可抗力的紧急情况下，对公司事务行使符合法律规定和公司利益的特别处置权，并在事后向公司董事会和股东大会报告；

（七） 董事会授予的其他职权。

公司副董事长协助董事长工作，董事长不能履行职务或者不履行职务的，由副董事长履行职务（公司有两位副董事长的，由半数以上董事共同推举的副董事长履行职务）；副董事长不能履行职务或者不履行职务的，由半数以上董事共同推举一名董事履行职务。

在董事会闭会期间，董事会可以授权董事长行使董事会的部分职权。

第一百四十四条 董事会每年至少召开四次定期会议，由董事长召集，于会议召开十四日以前书面通知全体董事和监事。

有下列情形之一的，董事长应当自接到提议后十日内，召集和主持临时董事会会议：

（一）董事长认为必要时；

（二）三分之一以上董事联名提议时；

（三）监事会提议时；

（四）首席执行官提议时；

（五）代表公司有表决权的股份总数百分之十以上的股东提议时。

第一百四十五条 董事会召开临时董事会会议可以以通讯表决方式进行，通知时限可以不受提前十四天的限制，但必须保证通知及时有效地送达董事和监事。

第一百四十六条 董事会会议通知包括如下内容：

（一）会议日期和地点；

（二）会议期限；

（三）事由及议题；

（四）发出通知的日期。

第一百四十七条 董事会会议应当由超过二分之一的董事（包括依本章程第一百五十条的规定受委托出席的董事）出席方可举行。

每名董事有一票表决权。董事会做出决议，必须经全体董事的过半数通过。

当反对票和赞成票相等时，董事长有权多投一票。

董事会决议表决方式为举手表决。

第一百四十八条 董事与董事会会议决议事项所涉及的企业有关联关系的，不得对该项决议行使表决权，也不得代理其他董事行使表决权。该董事会会议由过半数的无关联关系董事出席即可举行，董事会会议所作决议须经无关联关系董事过半数通过。出席董事会的无关联董事人数不足三人的，应将该事项提交股东大会审议。

第一百四十九条 董事会临时会议在保障董事充分表达意见的前提下，可以用传真方式进行并做出决议，并由参会董事签字。

第一百五十条 董事会会议应当由董事本人出席。董事因故不能出席，可以书面委托其他董事代为出席董事会，委托书中应当载明代理人的姓名、代理事项、授权范围和有效期限，并由委托人签名或盖章。

代为出席会议的董事应当在授权范围内行使董事的权利。董事未出席某次董事会会议，亦未委托代表出席的，应当视作已放弃在该次会议上的投票权。

第一百五十一条 董事会应当对会议所议事项的决定做成会议记录，出席会议的董事和记录人应当在会议记录上签名。出席会议的董事有权要求在记录上对其在会议上的发言做出说明性记载。董事应当对董事会的决议承担责任。董事会的决议违反法律、行政法规或者公司章程，致使公司遭受严重损失的，参与决议的董事对公司负赔偿责任；但经证明在表决时曾表明异议并记载于会议记录的，该董事可以免除责任。

董事会会议记录作为公司档案由董事会秘书保存在公司住所。董事会记录的保管期限为十年。

第一百五十二条 董事会会议记录包括以下内容：

（一） 会议召开的日期、地点和召集人姓名；

（二） 出席董事的姓名以及受他人委托出席董事会的董事（代理人）姓名；

（三） 会议议程；

（四） 董事发言要点；

（五） 每一决议事项的表决方式和结果，表决结果应载明赞成、反对的票数。

第一百五十三条 公司独立董事不得由下列人员担任：

（一） 公司股东或股东单位的任职人员；

（二） 公司的内部人员；

（三） 与公司关联人或公司管理层有利益关系的人员。

（四） 法律、行政法规及公司章程规定的其他人员。

第一百五十四条 公司董事会下设审计委员会、薪酬委员会、提名委员会等专业委员会。各专业委员会对董事会负责。

第十一章 公司董事会秘书

第一百五十五条 公司设董事会秘书一名。 董事会秘书为公司的高级管理人员，对董事会负责。

第一百五十六条 公司董事会秘书应当是具有必备的专业知识和经验的自然人，由董事长提名，董事会委任。

本章程中关于不得担任公司董事的情形适用于董事会秘书。

其主要职责是：

（一） 保证公司有完整的组织文件和记录；

（二） 筹备董事会会议和股东大会，并负责会议记录和会议文件、记录的保管；

（三） 确保公司依法准备和递交有权机构所要求的报告和文件；

（四） 保证公司的股东名册妥善设立，保证有权得到公司有关记录和文件的人及时得到有关记录和文件；

（五） 负责公司信息披露事务，保证公司信息披露的及时、准确、合法、真实和完整；

（六） 公司章程和有关法律法规规定的其他职责。

第一百五十七条 公司董事、高级管理人员（首席执行官、财务负责人除外）可以兼任公司董事会秘书。公司聘请的会计师事务所的注册会计师和律师事务所的律师不得兼任公司董事会秘书。

当公司董事会秘书由董事兼任时，如某一行为应当由董事及公司董事会秘书分别做出，则该兼任董事及公司董事会秘书的人不得以双重身份做出。

第十二章 监事会

第一百五十八条 公司设监事会。

第一百五十九条 监事会由九人组成，其中一人出任监事会主席。监事任期三年，可以连选连任。

监事会主席的任免，应当经三分之二以上监事会成员表决通过。

监事会主席不能履行职务或者不履行职务的，由二分之一以上的监事共同推举一名监事召集和主持监事会会议。

第一百六十条 监事会成员由股东代表监事、公司职工代表监事和外部监事组成。股东代表出任的监事和外部监事由股东大会选举和罢免，职工代表出任的监事由公司职工通过职工代表大会或者其他形式民主选举和罢免。公司职工代表出任的监事不

得少于监事人数的三分之一。外部人士出任的监事不得超过监事人数的三分之一。

第一百六十一条 公司董事和高级管理人员不得兼任监事。

第一百六十二条 监事会每六个月至少召开一次会议，由监事会主席负责召集。监事可以提议召开临时监事会会议。

第一百六十三条 监事会向股东大会负责，并依法行使下列职权：

（一）应当对董事会编制的公司定期报告进行审核并提出书面审核意见；

（二）检查公司的财务；

（三）对公司董事和高级管理人员执行公司职务的行为进行监督，对违反法律、行政法规、公司章程或者股东大会决议的董事和高级管理人员提出罢免的建议；

（四）当公司董事和高级管理人员的行为损害公司利益时，要求前述人员予以纠正；

（五）核对董事会拟提交股东大会的财务报告、营业报告和利润分配方案等财务资料，发现疑问的，可以公司名义委托注册会计师、执业审计师帮助复审；

（六）提议召开临时股东大会，在董事会不履行《公司法》规定的召集和主持股东大会职责时召集和主持股东大会；

（七）向股东大会提出提案；

（八）依照《公司法》第一百五十二条的规定，对董事、高级管理人员提起诉讼；

（九）发现公司经营情况异常，可以进行调查；必要时，可以聘请会计师事务所、律师事务所等专业机构协助其工作；

（十）公司章程规定的其他职权。

监事可以列席董事会会议，并对董事会决议事项提出质询或者建议。

第一百六十四条 监事会的议事方式为：召开监事会议应于会议召开十日以前以书面方式通知全体监事。监事会会议应有二分之一以上的监事出席方可举行。每名监事有一票表决权。监事会的决议，应当由三分之二以上监事会成员表决通过。

监事会会议通知包括以下内容：举行会议的日期、地点和会议期限、事由及议题、发出通知的日期。

监事会制定监事会议事规则，明确监事会的议事方式和表决程序，以确保监事会的工作效率和科学决策。

第一百六十五条 监事会行使职权时聘请律师、注册会计师、执业审计师等专业人员所发生的合理费用，应当由公司承担。

第一百六十六条 监事会应当将所议事项的决定做成会议记录，出席会议的监事和记录人，应当在会议记录上签名。监事有权要求在记录上对其在会议上的发言做出某种说明性记载。监事会会议记录作为公司档案保存在公司住所，保存期限为十年。

第十三章 执行委员会

第一百六十七条 公司设执行委员会，由首席执行官(CEO)、首席营运官(COO)、首席财务官(CFO)以及其他若干成员组成。董事长或首席执行官主持并领导执行委员会工作。

第一百六十八条 公司设首席执行官一名，由董事会聘任或解聘。首席执行官每届任期三年，连聘可以连任。

第一百六十九条 首席执行官对董事会负责，行使下列职权：

（一）主持公司的经营管理工作，组织实施董事会、监事会决策、决议、方针、政策和发展规划，并向董事会报告；

（二）组织实施公司年度计划、预算和投资方案；

（三）拟定公司内部管理机构设置方案；

（四）拟订公司的基本管理制度；

（五）拟订公司的基本规章制度；

（六）负责向董事会提交年度工作报告和其他报告；

（七）聘任或解聘除应由董事会聘任或解聘以外的管理人员，确定其考核薪酬；

（八）提议召开董事会临时会议；

（九）公司章程和董事会授予的其他职权。

第一百七十条 执行委员会应制订执行委员会工作细则，报董事会批准后实施。

第一百七十一条 执行委员会工作细则包括以下内容：

（一）执行委员会会议召开的条件、程序和参加的人员；

（二）执行委员会成员各自具体的职责及其分工；

（三）公司资金、资产运用，签订重大合同的权限，以及向董事会、监事会的报告制度；

（四）董事会认为必要的其他事项。

第一百七十二条 公司首席执行官列席董事会会议；但非董事首席执行官在董事会会议上没有表决权。

第一百七十三条 公司首席执行官在行使职权时，应当根据法律、行政法规和公司章程的规定，履行诚信和勤勉的义务。

第一百七十四条 公司设首席营运官一名，首席营运官即公司总经理。首席营运官每届任期三年，连聘可以连任。

第一百七十五条 首席营运官对首席执行官负责，行使下列职权：

（一）协助首席执行官的各项工作，负责落实公司的日常经营管理；

（二）负责召集公司日常经营分析会；

（三）负责协调子公司的日常经营管理；

（四）负责协调公司内外关系；

（五）起草公司的年度发展规划、经营方针及年度经营计划；

（六）起草公司的基本管理制度；

（七）起草公司具体规章制度；

（八）协调公司各部门的运作；

（九）审批公司预算内的各项费用支出；

（十）拟定公司职工的工资、福利、奖惩，决定公司职工的聘任和解聘；

（十一）负责公司业务开拓、人员培训；

（十二）首席执行官授权的其他事项。

第一百七十六条 公司设首席财务官一名。首席财务官每届任期三年，连聘可以连任。首席财务官对首席执行官负责。

第一百七十七条 执行委员会设主任委员一名，副主任委员五到九名，董事长或首席执行官担任主任委员 。

第十四章 公司董事、监事、高级管理人员的资格和义务

第一百七十八条 有下列情况之一的，不得担任公司的董事、监事、高级管理人员：

（一）无民事行为能力或者限制民事行为能力；

（二）因犯有贪污、贿赂、侵占财产、挪用财产罪或者破坏社会经济秩序罪，被判处刑罚，执行期满未逾五年，或者因犯罪被剥夺政治权利，执行期满未逾五年；

（三）担任破产清算的公司、企业的董事或者厂长、经理，并对该公司、企业的破产负有个人责任的，自该公司、企业破产清算完结之日起未逾三年；

（四）担任因违法被吊销营业执照的公司、企业的法定代表人，并负有个人责任的，自该公司、企业被吊销营业执照之日起未逾三年；

（五）个人所负数额较大的债务到期未清偿；

（六）因触犯刑法被司法机关立案调查，尚未结案；

（七）法律、行政法规规定不能担任企业领导；

（八）被中国证监会处以证券市场禁入处罚，期限未满的；

（九）非自然人；

（十）被有关主管机构裁定违反有关证券法规的规定，且涉及有欺诈或者不诚实的行为，自该裁定之日起未逾五年。

违反本条规定选举、委派或者聘任董事、监事、高级管理人员的，该选举、委派或者聘任无效。董事、监事、高级管理人员在任职期间出现本条情形的，公司解除其职务。

第一百七十九条 公司董事、高级管理人员代表公司的行为对善意第三人的有效性，不因其在任职、选举或者资格上有任何不合规行为而受影响。

第一百八十条 在公司控股股东、实际控制人单位担任除董事以外其他职务的人员，不得担任公司的高级管理人员。

第一百八十一条 除法律、行政法规或者公司股票上市的证券交易所的上市规则要求的义务外，公司董事、监事、高级管理人员在行使公司赋予他们的职权时，还应当对每个股东负有下列义务：

（一）不得使公司超越其营业执照规定的营业范围；

（二）应当真诚地以公司最大利益为出发点行事；

（三）不得以任何形式剥夺公司财产，包括(但不限于)对公司有利的机会；

（四）不得剥夺股东的个人权益，包括(但不限于)分配权、表决权，但不包括根据公司章程提交股东大会通过的公司改组。

第一百八十二条 公司董事、监事、高级管理人员都有责任在行使其权利或者履行其义务时，以一个合理的谨慎的人在相似情形下所应表现的谨慎、勤勉和技能为其所应为的行为。

第一百八十三条 未经本章程规定或者董事会的合法授权，任何董事不得以个人名义代表公司或者董事会行事。董事以其个人名义行事时，在第三方会合理地认为该董事在代表公司或者董事会行事的情况下，该董事应当事先声明其立场和身份。

第一百八十四条 公司董事、监事、高级管理人员在履行职责时，必须遵守诚信原则，不应当置自己于自身的利益与承担的义务可能发生冲突的处境。此原则包括(但不限于)履行下列义务：

（一）真诚地以公司最大利益为出发点行事；

（二）在其职权范围内行使权力，不得越权；

（三）亲自行使所赋予他的酌量处理权，不得受他人操纵；非经法律、行政法规允许或者得到股东大会在知情的情况下的同意，不得将其酌量处理权转让他人行使；

（四）对同类别的股东应当平等，对不同类别的股东应当公平；

（五）除公司章程另有规定或者由股东大会在知情的情况下另有批准外，不得与公司订立合同、交易或者安排；

（六）未经股东大会在知情的情况下同意，不得以任何形式利用公司财产为自己谋取利益；

（七）不得利用职权收受贿赂或者其他非法收入，不得以任何形式侵占公司的财产，包括(但不限于)对公司有利的机会；

（八）未经股东大会在知情的情况下同意，不得接受与公司交易有关的佣金；

（九）遵守公司章程，忠实履行职责，维护公司利益，不得利用其在公司的地位和职权为自己谋取私利；

（十）未经股东大会在知情的情况下同意，不得以任何形式与公司竞争；

（十一）不得挪用公司资金或者将公司资金借贷给他人，不得将公司资产以其个人名义或者以其他名义开立账户存储，不得以公司资产为本公司的股东或者其他个人债务提供担保；

（十二）未经股东大会在知情的情况下同意，不得泄露其在任职期间所获得的涉及本公司的机密信息；除非以公司利益为目的，亦不得利用该信息；但是，在下列情况下，可以向法院或者其他政府主管机构披露该信息：

1. 法律有规定；

2. 公众利益有要求；

3. 董事、监事、高级管理人员本身的利益有要求。

第一百八十五条 公司董事、监事、高级管理人员，不得指使下列人员或者机构（“相关人”）做出董事、监事、高级管理人员不能做的事：

（一）公司董事、监事、高级管理人员的配偶或者未成年子女；

（二）公司董事、监事、高级管理人员或者本条(一)项所述人员的信托人；

（三）公司董事、监事、高级管理人员或者本条(一)、(二)项所述人员的合伙人；

（四）由公司董事、监事、高级管理人员在事实上单独控制的公司，或者与本条(一)、(二)、(三)项所提及的人员或者公司其他董事、监事、高级管理人员在事实上共同控制的公司；

（五）本条(四)项所指被控制的公司的董事、监事、高级管理人员；

（六）公司董事、监事、高级管理人员的“联系人”（“联系人”指按《上市规则》不时所界定的涵义）。

第一百八十六条 公司董事、监事、高级管理人员所负的诚信义务不一定因其任期结束而终止，其对公司商业秘密保密的义务在其任期结束后仍有效。其他义务的持续期应当根据公平的原则决定，取决于事件发生时与离任之间时间的长短，以及与公司的关系在何种情形和条件下结束。

第一百八十七条 公司董事、监事、高级管理人员因违反某项具体义务所负的责任，可以由股东大会在知情的情况下解除，但是公司章程第六十六条所规定的情形除外。

第一百八十八条 公司董事、监事、高级管理人员，直接或者间接与公司已订立的或者计划中的合同、交易、安排有重要利害关系时（公司与董事、监事、高级管理人员的聘任合同除外），不论有关事项在正常情况下是否需要董事会批准同意，均应当尽快向董事会披露其利害关系的性质和程度。

除非有利害关系的公司董事、监事、高级管理人员已按照本条前款的要求向董事会做了披露，并且董事会在不将其计入法定人数，亦未参加表决的会议上批准了该事项，公司有权撤销该合同、交易或者安排，但在对方是对有关董事、监事、高级管理人员违反其义务的行为不知情的善意当事人的情形下除外。

公司董事、监事、高级管理人员的相关人与某合同、交易、安排有利害关系的，有关董事、监事、高级管理人员也应被视为有利害关系。

第一百八十九条 如果公司董事、监事、高级管理人员在公司首次考虑订立有关合同、交易、安排前以书面形式通知董事会，声明由于通知所列的内容，公司日后达成的合同、

交易、安排与其有利害关系，则在通知阐明的范围内，有关董事、监事、高级管理人员视为做了公司章程前条所规定的披露。

第一百九十条　董事连续两次未能亲自出席、也不委托其他董事出席董事会会议，视为不能履行职责，董事会应当建议股东大会予以撤换。

董事可以在任期届满以前提出辞职。董事辞职应向董事会提交书面辞职报告。董事会将在两日内披露有关情况。

如因董事的辞职导致公司董事会低于法定最低人数时，在改选出的董事就任前，原董事仍应当依照法律、行政法规、部门规章和本章程规定，履行董事职务。

余任董事会应当尽快召集临时股东大会，选举董事，填补因董事辞职产生的空缺。在股东大会未就董事选举做出决议之前，该提出辞职的董事以及余任董事会的职权应当受到合理的限制。

除前款所列情形外，董事辞职自辞职报告送达董事会时生效。

任期尚未结束的董事，对因其擅自离职使公司造成的损失，应当承担赔偿责任。

第一百九十一条 监事应当遵守法律、行政法规和公司章程的规定，忠实履行监督职责，不得利用职权收受贿赂或者其他非法收入，不得侵占公司的财产。

第一百九十二条 监事连续二次未能亲自出席，也不委托其他监事出席监事会会议的，视为不能履行职责，股东大会或职工代表大会应当予以撤换。

第一百九十三条 监事可以在任期届满以前提出辞职，本章程有关董事辞职的规定，适用于监事。

第一百九十四条 监事任期届满未及时改选，导致监事会成员低于法定人数的，在改选出的监事就任前，原监事仍应当依照法律、行政法规和本章程的规定，履行监事职务。

第一百九十五条 公司不得以任何方式为其董事、监事、高级管理人员缴纳税款。

第一百九十六条 在适用的法律和法规允许的限度内，公司：

（一）可为公司的董事购买和维持任何责任保险；

（二）除董事违反公司章程第六十一条和第一百八十四条规定的作为或不作为，或涉及公司董事的严重失职或不当行为或欺诈行为外，在以下情况下，如果公司董事在以董事身份进行的或被控因其以董事身份进行的作为或者不作为所引起的民事或刑事诉讼中为自己辩护而产生的任何责任，公司将以公司财产予以补偿：

1. 有关诉讼的判决有利于该董事；

2. 有关诉讼判决该董事无罪；或

3. 任何根据法律并被法院准许的就该等作为或不作为所提出的免责申请。

第一百九十七条 公司不得直接或者间接向本公司和其母公司的董事、监事、高级管理人员提供贷款、贷款担保，亦不得向前述人员的相关人提供贷款、贷款担保。

前款规定不适用于下列情形：

（一）公司向其子公司提供贷款或为子公司提供贷款担保；

（二）公司根据股东大会批准的聘任合同，向公司的董事、监事、高级管理人员

提供贷款、贷款担保或者其他款项，使之支付为了公司目的或者为了履行其公司职责所发生的费用；

（三）如公司的正常业务范围包括提供贷款、贷款担保，公司可以向有关董事、监事、高级管理人员及其相关人提供贷款、贷款担保，但提供贷款、贷款担保的条件应当是正常商务条件。

第一百九十八条 公司违反前条规定提供贷款的，不论其贷款条件如何，收到款项的人应当立即偿还。

第一百九十九条 公司违反第一百九十七条第一款的规定所提供的贷款担保，不得强制公司执行；但下列情况除外：

（一）向公司或者其母公司的董事、监事、高级管理人员的相关人提供贷款时，提供贷款人不知情的；

（二）公司提供的担保物已由提供贷款人合法地售予善意购买者的。

第二百条 本章前述条款中所称担保，包括由保证人承担或者提供财产以保证义务人履行义务的行为。

第二百零一条 公司董事、监事、高级管理人员违反对公司所负的义务时，除法律、行政法规规定的各种权利、补救措施外，公司有权采取以下措施：

（一）要求有关董事、监事、高级管理人员赔偿由于其失职给公司造成的损失；

（二）撤销任何由公司与有关董事、监事、高级管理人员订立的合同或者交易，以及由公司与第三人（当第三人明知或者理应知道代表公司的董事、监事、高级管理人员违反了对公司应负的义务）订立的合同或者交易；

（三）要求有关董事、监事、高级管理人员交出因违反义务而获得的收益；

（四）追回有关董事、监事、高级管理人员收受的本应为公司所收取的款项，包括（但不限于）佣金；

（五）要求有关董事、监事、高级管理人员退还因本应交予公司的款项所赚取的、或者可能赚取的利息。

第二百零二条 公司应当就报酬事项与公司董事、监事订立书面合同，并经股东大会事先批准。前述报酬事项包括：

（一）作为公司的董事、监事或者高级管理人员的报酬；

（二）作为公司的子公司的董事、监事或者高级管理人员的报酬；

（三）为公司及其子公司的管理提供其他服务的报酬；

（四）该董事或者监事因失去职位或者退休所获得的款项。

除按前述合同外，董事、监事不得因前述事项为其应获取的利益向公司提出诉讼。

第二百零三条 公司在与公司董事、监事订立的有关报酬事项的合同中应当规定，当公司将被收购时，公司董事、监事在股东大会事先批准的条件下，有权取得因失去职位或者退休而获得的补偿或者其他款项。

前款所称公司被收购是指下列情况之一：

（一）任何人向全体股东提出收购要约；

（二）任何人提出收购要约，旨在使要约人成为控股股东。 控股股东的定义与公司章程第六十七条中的定义相同。

如果有关董事、监事不遵守本条规定，其收到的任何款项，应当归那些由于接受前述要约而将其股份出售的人所有，该董事、监事应当承担因按比例分发该等款项所产生的费用，该费用不得从该等款项中扣除。

第十五章 财务会计制度、利润分配与审计

第二百零四条 公司依照保险法规、国家有关法律、行政法规和国务院财政主管部门制定的中国会计准则的规定，制定公司的财务会计制度。

第二百零五条 公司以公历年度为会计年度，自每年公历一月一日至十二月三十一日。

第二百零六条 公司在每一会计年度结束之日起四个月内向中国证监会和证券交易所报送和公布年度财务会计报告，在每一会计年度前六个月结束之日起二个月内向中国证监会派出机构、证券交易所报送和公布半年度财务会计报告，在每一会计年度前三个月和前九个月结束之日起的一个月内向中国证监会派出机构、证券交易所报送和公布季度财务会计报告。

上述财务会计报告按照有关法律、行政法规及部门规章的规定进行编制。

第二百零七条 公司年度财务报告，须依法经审查验证。

财务报告按照有关法律、法规的规定进行编制。

公司财务报告包括下列内容：

（一）资产负债表；

（二）利润表；

（三）利润分配表；

（四）现金流量表；

（五）会计报表附注。

第二百零八条 公司董事会应当在每次股东年会上，向股东呈交有关法律、行政法规、地方政府及主管部门颁布的规范性文件所规定由公司准备的财务报告。

第二百零九条 公司的财务报告应当在召开股东大会年会的二十日以前置备于本公司，供股东查阅。公司的每个股东都有权得到本章中所提及的财务报告。

公司至少应当在股东大会年会召开前二十一日将前述报告以邮资已付的邮件寄给每个境外上市外资股股东。收件人地址以股东名册登记的地址为准。

第二百一十条 公司的财务报表除应当按中国会计准则及法规编制外，还应当按国际或者境外上市地会计准则编制。如按两种会计准则编制的财务报表有重要出入，应当在财务报表附注中加以注明。公司在分配有关会计年度的税后利润时，以前述两种财务报表中税后利润数较少者为准。

第二百一十一条 公司公布或者披露的中期业绩或者财务资料应当按中国会计准则及法规编制，

同时按国际或者境外上市地会计准则编制。

第二百一十二条 公司除法定的会计账册外，不得另立会计账册。公司的资产，不得以任何个人名义开立账户存储。

第二百一十三条 公司税后利润按以下顺序使用：

（一）弥补上一年度的亏损；

（二）提取法定公积金百分之十；

（三）提取任意公积金；

（四）支付股东股利。

公司法定公积金累计额为公司注册资本的百分之五十以上的，可以不再提取。公司的法定公积金不足以弥补以前年度亏损的，在依照前款规定提取法定公积金之前，应当先用当年利润弥补亏损。公司从税后利润中提取法定公积金后，是否提取任意公积金由股东大会决定。

公司弥补亏损和提取公积金后所余税后利润，按照股东持有的股份比例分配。

股东大会违反前款规定，在公司弥补亏损和提取法定公积金之前向股东分配利润的，股东必须将违反规定分配的利润退还公司。

公司持有的本公司股份不参与分配利润。

第二百一十四条 公司的公积金用于弥补公司的亏损、扩大公司生产经营或者转为增加公司资本。但是，资本公积金不得用于弥补公司的亏损。

第二百一十五条 股东大会决议将公积金转为股本时，按股东原有股份比例派送新股。法定公积金转为股本时，所留存的该项公积金不得少于转增前公司注册资本的百分之二十五。

第二百一十六条 资本公积金包括下列款项：

（一）超过股票面额发行所得的溢价款；

（二）国务院财政主管部门规定列入资本公积金的其他收入。

第二百一十七条 除非股东大会另有决议，股东大会授权董事会可分配中期股利。除非法律、法规另有规定，中期股利的数额不应超过公司中期利润表可分配利润额的百分之五十。

第二百一十八条 公司可以下列形式分配股利：

（一）现金；

（二）股票。

第二百一十九条 公司股东大会对利润分配方案作出决议后，公司董事会须在股东大会召开后两个月内完成股利（或股份）的派发事项。

公司向内资股股东支付股利以及其他款项，以人民币计价和宣布，在股利宣布之日后两个月内用人民币支付；公司向外资股股东支付股利及其他款项，以人民币计价和宣布，在股利宣布之日后两个月内用人民币支付。

公司需向外资股股东支付的外币股利，应当按照国家有关外汇管理的规定办理。于催缴股款前已缴付的任何股份的股款均可享有利息，惟股东无权就预缴股款收取于其后宣派的利息。

关于行使权力没收本条第三款规定未领取的股息，该项权力只可于宣派股息日期后六年或以后行使。

第二百二十条 公司应当为持有境外上市外资股股份的股东委任收款代理人。收款代理人应当代有关股东收取公司就境外上市外资股股份分配的股利及其他应付的款项。

公司委任的收款代理人应当符合上市地法律或者证券交易所有关规定的要求。

对于公司以邮寄方式发送股东的股利单，则公司有权在该股利单连续两次邮寄给该股东但均未兑现后停止向该股东邮寄该股利单。如股利单初次邮寄未能送达收件人而遭退回后，公司即可行使该项权力。

公司有权在符合下列规定的情况下将未能联络的股东的股份无偿收回并出售给任何其它人士：

（一）公司在十二年内已就该等股份最少派发了三次股利，但在该期间无人认领股利；

（二）公司在十二年届满后于报章上刊登公告，说明其拟出售股份的意向，并通知香港联交所。

公司委任的在香港上市的境外上市外资股股东的收款代理人，应当为依照香港《受托人条例》注册的信托公司。

第二百二十一条 公司按照国家有关规定提取各项责任准备基金和风险保障基金。

第二百二十二条 公司实行内部审计制度，配备专职审计人员，对公司财务收支和经济活动进行内部审计监督。

第二百二十三条 公司内部审计制度和审计人员的职责，应当经董事会批准后实施。审计负责人向董事会负责并报告工作。

第二百二十四条 公司高级管理人员离任时，公司对其进行离任审计。

第十六章 通 知

第二百二十五条 公司的通知可以下列形式发出：

（一）以专人送出；

（二）以邮件方式送出；

（三）以公告方式进行；

（四）以传真方式进行；

（五）公司章程规定的其他形式。

第二百二十六条 公司发出的通知，以公告方式进行的，一经公告，视为所有相关人员收到通知。

第二百二十七条 公司通知以专人送出的，由被送达人在送达回执上签名(或盖章)，被送达人签

收日期为送达日期；公司通知以邮件送出的，自交付邮局之日起第三个工作日为送达日期；公司通知以公告方式送出的，第一次公告刊登日为送达日期。公司通知以传真方式发出的，传真发出之日为送达日期，但须以传真确认报告为证。

第二百二十八条 因意外遗漏未向某有权得到通知的人送出会议通知或者该等人没有收到会议通知，会议及会议做出的决议并不因此无效。

第十七章　会计师事务所的聘任

第二百二十九条 公司应当聘用符合国家有关规定的、独立的会计师事务所进行会计报表审计、公司的年度财务报告审计、其他财务报告审核、净资产验证及其他相关业务的咨询服务等业务。

第二百三十条 公司聘用会计师事务所的聘期，自公司本次股东年会结束时起至下次股东年会结束时止，可以续聘。

第二百三十一条 经公司聘用的会计师事务所享有下列权利：

（一）随时查阅公司的账簿、记录或者凭证，并有权要求公司的董事、高级管理人员提供有关资料和说明；

（二）要求公司采取一切合理措施，从其子公司取得该会计师事务所为履行职务而必需的资料和说明；

（三）出席股东会议，得到任何股东有权收到的会议通知或者与会议有关的其他信息，在任何股东会议上就涉及其作为公司的会计师事务所的事宜发言。

第二百三十二条 如果会计师事务所职位出现空缺，董事会在股东大会召开前，可以委任会计事务所填补该空缺。但在空缺持续期间，公司如有其他在任的会计师事务所，该等会计师事务所仍可行事。

第二百三十三条 不论会计师事务所与公司订立的合同条款如何规定，股东大会可以在任何会计师事务所任期届满前，通过普通决议决定将该会计师事务所解聘。 有关会计师事务所如有因被解聘而向公司索偿的权利，其权利不因此而受影响。

第二百三十四条 会计师事务所的报酬或者确定报酬的方式由股东大会决定。由董事会聘任的会计师事务所的报酬由董事会确定。

第二百三十五条 公司聘用、解聘或者不再续聘会计师事务所由股东大会做出决定，并报中国证监会备案。

股东大会在拟通过决议，聘任一家非现任的会计师事务所以填补会计师事务所职位的任何空缺，或续聘一家由董事会聘任填补空缺的会计师事务所或者解聘一家任期未届满的会计师事务所时，应当符合下列规定：

（一）有关聘任或解聘的提案在股东大会会议通知发出之前，应当送给拟聘任的或者拟离任的或者在有关会计年度已离任的会计师事务所。离任包括解聘、辞聘和退任。

（二）如果即将离任的会计师事务所做出书面陈述，并要求公司将该陈述告知股东，公司除非收到书面陈述过晚，否则应当采取以下措施：

1. 在为做出决议而发出的通知上说明将离任的会计师事务所做出的陈述；

2. 将该陈述副本作为通知的附件以公司章程规定的方式送给股东。

(三) 公司如果未将有关会计师事务所的陈述按本款(二)项的规定送出，有关会计师事务所可要求该陈述在股东大会上宣读，并可以进一步做出申诉。

(四) 离任的会计师事务所有权出席以下的会议：

1. 其任期应到期的股东大会；
2. 为填补因其被解聘而出现空缺的股东大会；
3. 因其主动辞聘而召集的股东大会。

离任的会计师事务所有权收到前述会议的所有通知或者与会议有关的其他信息，并在前述会议上就涉及其作为公司前任会计师事务所的事宜发言。

第二百三十六条 公司解聘或者不再续聘会计师事务所，应当提前十天事先通知会计师事务所，会计师事务所有权向股东大会陈述意见。会计师事务所提出辞聘的，应当向股东大会说明公司有无不当情事。

会计师事务所可以用把辞聘书面通知置于公司法定地址的方式辞去其职务。通知在其置于公司法定地址之日或者通知内注明的较迟的日期生效。该通知应当包括下列的陈述：

(一) 认为其辞聘并不涉及任何应该向公司股东或者债权人交代情况的声明；或者

(二) 任何应当交代情况的陈述。

公司收到前款所指书面通知的十四日内，应当将该通知复印件送出给有关主管机构。如果通知载有前款第(二)项所提及的陈述，公司应当将该陈述的副本备置于公司，供股东查阅。公司还应将陈述的副本以邮资已付的邮件寄给每个境外上市外资股股东，收件人地址以股东名册登记的地址为准。

如果会计师事务所的辞职通知载有任何应当交代情况的陈述，会计师事务所可要求董事会召集临时股东大会，听取其就辞聘有关情况做出的解释。

第十八章 公司的合并与分立

第二百三十七条 公司可以依法进行合并或者分立。

第二百三十八条 公司合并或者分立，应当由公司董事会提出方案，按公司章程规定的程序通过后，依法办理有关审批手续。反对公司合并、分立方案的股东，有权要求公司或者同意公司合并、分立方案的股东，以公平价格购买其股份。公司合并、分立决议的内容应当做成专门文件，供股东查阅。

对于 H 股股东，前述文件还应当以邮件方式送达。

第二百三十九条 公司合并可以采取吸收合并和新设合并两种形式。

公司合并，应当由合并各方签订合并协议，并编制资产负债表及财产清单。 公司应当自做出合并决议之日起十日内通知债权人，并于三十日内在报纸上至少公告三次。

公司合并各方的资产、债权、债务的处理，通过签订合同加以明确规定。

公司合并后，合并各方的债权、债务，由合并后存续的公司或者新设的公司承继。

第二百四十条 公司分立，其财产应当作相应的分割。

公司分立，应当由分立各方签订分立协议，并编制资产负债表及财产清单。公司应当自做出分立决议之日起十日内通知债权人，并于三十日内在报纸上至少公告三次。

公司分立前的债务由分立后的公司承担连带责任。但是公司在分立前与债权人就债务清偿达成的书面协议另有约定的除外。

第二百四十一条 债权人自接到通知书之日起三十日内，未接到通知书的自第一次公告之日起四十五日内有权要求公司清偿债务或者提供相应的担保。公司不能清偿债务或者提供相应担保的，不得进行合并或者分立。

第二百四十二条 公司合并或者分立时，公司董事会应当采取必要的措施保护反对公司合并或者分立的股东的合法权益。

第二百四十三条 公司合并或者分立，登记事项发生变更的，应当依法向公司登记机构办理变更登记；公司解散的，依法办理公司注销登记；设立新公司的，依法办理公司设立登记。

第十九章 公司解散和清算

第二百四十四条 公司出现下列情形之一的，应当解散并依法进行清算：

（一）股东大会决议解散；
（二）因公司合并或者分立需要解散；
（三）公司因不能清偿到期债务依法宣告破产；
（四）依法被吊销营业执照、责令关闭或者被撤销；
（五）公司经营管理发生严重困难，继续存续会使股东利益受到重大损失，通过其他途径不能解决的，持有公司全部股东表决权百分之十以上的股东，可以请求人民法院解散公司。

公司的解散须报经中国保监会批准方能生效。

第二百四十五条 公司因前条(一)、(三)、(四)、(五）项规定解散的，应当在十五日之内成立清算组，并由股东大会以普通决议的方式确定其人选。逾期不成立清算组进行清算的，债权人可以申请人民法院指定有关人员组成清算组，进行清算。

公司因有本节前条(二)项情形而解散的，清算工作由合并或者分立各方当事人依照合并或者分立时签订的合同办理。

第二百四十六条 如董事会决定公司进行清算(因公司宣告破产而清算的除外)，应当在为此召集的股东大会的通知中，声明董事会对公司的状况已经做了全面的调查，并认为公司可以在清算开始后十二个月内全部清偿公司债务。

股东大会进行清算的决议通过之后，公司董事会的职权立即终止。清算组成立后，首席执行官的职权立即停止。

清算组应当遵循股东大会的指示，每年至少向股东大会报告一次清算组的收入和支出，公司的业务和清算的进展，并在清算结束时向股东大会作最后报告。

第二百四十七条 清算组应当自成立之日起十日内通知债权人，并于六十日内在中国保监会指定的报纸上至少公告三次。

债权人应当自接到通知书之日起三十日内，或如未亲自收到书面通知的，自第一次公告之日起四十五日内，向清算组申报其债权，逾期未申请债权的，视为放弃。债权人申报债权时，应当说明债权的有关事项，并提供证明材料。清算组应当对债权进行登记。

在申报债权期间，清算组不得对债权人进行清偿。

第二百四十八条 清算组在清算期间行使下列职权：

（一）清理公司财产，分别编制资产负债表和财务清单；
（二）通知或者公告债权人；
（三）处理与清算有关的公司未了结的业务；
（四）清理所欠税款以及清算过程中产生的税款；
（五）清理债权、债务；
（六）处理公司清偿债务后的剩余财产；
（七）代表公司参与民事诉讼活动。

第二百四十九条 清算组在清算公司财产、编制资产负债表和财务清单后，应当制定清算方案，并报股东大会、人民法院或者有关主管机构确认。

公司财产应按下列顺序清偿：
（一）支付清算费用；
（二）支付公司职工工资、社会保险费用和法定补偿金；
（三）缴纳所欠税款；
（四）清偿公司债务。

公司财产按前款规定清偿后的剩余财产，由公司股东按其持有股份种类和比例进行分配。公司财产未按前款规定清偿前，不得分配给股东。

清算期间，公司存续，但不得开展与清算无关的经营活动。

第二百五十条 因公司解散而清算，清算组在清算公司财产、编制资产负债表和财产清单后，发现公司财产不足清偿债务的，应当立即向人民法院申请宣告破产。

公司经人民法院裁定宣告破产后，清算组应当将清算事务移交给人民法院。

第二百五十一条 公司清算结束后，清算组应当制作清算报告以及清算期内收支报表和财务账册，经中国注册会计师验证后，报股东大会或者有关主管机构确认。

清算组应当自股东大会或者有关主管机构确认之日起三十日内，将前述文件报送公司登记机关，申请注销公司登记，公告公司终止。

第二百五十二条 清算组人员应当忠于职守，依法履行清算义务，不得利用职权收受贿赂或者其他非法收入，不得侵占公司财产。

清算组人员因故意或者重大过失给公司或者债权人造成损失的，应当承担赔偿责任。

第二百五十三条 公司被依法宣告破产的，依照有关企业破产的法律实施破产清算。

第二十章　公司章程的修改程序

第二百五十四条 公司根据法律、行政法规及公司章程的规定，可以修改公司章程。

第二百五十五条 有下列情形之一的，公司应当修改章程：

（一）《公司法》或有关法律、行政法规修改后，章程规定的事项与修改后的法律、行政法规的规定相抵触；

（二）公司的情况发生变化，与章程记载的事项不一致；

（三）股东大会决定修改章程。

第二百五十六条 股东大会决议通过的章程修改事项应报公司国内主管机关审批。公司章程的修改，涉及《必备条款》内容的，经中国证监会批准后生效；涉及公司登记事项的，应当依法办理变更登记。

第二百五十七条 董事会依照股东大会修改章程的决议和有关主管机关的审批意见修改公司章程。

第二百五十八条 章程修改事项属于法律、法规要求披露的信息，按规定予以公告。

第二十一章　争议的解决

第二百五十九条 本公司遵从下述争议解决规则：

（一）凡境外上市外资股股东与公司之间，境外上市外资股股东与公司董事、监事、高级管理人员之间，境外上市外资股股东与内资股股东之间，基于公司章程、《公司法》及其他有关法律、行政法规所规定的权利义务发生的与公司事务有关的争议或者权利主张，有关当事人应当将此类争议或者权利主张提交仲裁解决。

（二）前述争议或者权利主张提交仲裁时，应当是全部权利主张或者争议整体；所有由于同一事由有诉因的人或者该争议或权利主张的解决需要其参与的人，如果其身份为公司或公司股东、董事、监事、高级管理人员，应当服从仲裁。有关股东界定、股东名册的争议，可以不用仲裁方式解决。

（三）申请仲裁者可以选择中国国际经济贸易仲裁委员会按其仲裁规则规定进行仲裁，也可以选择香港国际仲裁中心按其证券仲裁规则进行仲裁。申请仲裁者将争议或者权利主张提交仲裁后，对方必须在申请者选择的仲裁机构进行仲裁。

（四）如申请仲裁者选择香港国际仲裁中心进行仲裁，则任何一方可以按香港国际仲裁中心的证券仲裁规则的规定请求该仲裁在深圳进行。

（五）以仲裁方式解决因(一)项所述争议或者权利主张，适用中华人民共和国的法律；但法律、行政法规另有规定的除外。

（六）仲裁机构做出的裁决是终局裁决，对各方均具有约束力。

第二十二章　附　则

第二百六十条　在本章程中，关联关系是指公司控股股东、实际控制人、董事、监事、高级管理人员与其直接或者间接控制的企业之间的关系，以及可能导致公司利益转移的其他关系。

第二百六十一条 在本章程中，除非另有特别说明，“证券交易所”指香港联交所、上海证券交易所。

在本章程中，“中国证监会”是指中国证券监督管理委员会，“中国保监会”是指中国保险监督管理委员会。

第二百六十二条 公司章程由公司董事会负责解释 。

第二百六十三条 公司章程中所称“会计师事务所”的含义与“核数师”相同。

第二百六十四条 本章程所称“以上”、“以内”、“以下”，都含本数；“不满”、“以外” 、“低于”不含本数。

第二百六十五条 本章程以中文书写，其他任何语种或不同版本的章程与本章程有歧义时，以在国家工商行政管理部门最近一次核准登记后的中文版章程为准。

第二百六十六条 本章程附件包括股东大会议事规则、董事会议事规则和监事会议事规则。

附件：

中国平安保险（集团）股份有限公司
持有发起人股股东持股情况

序号	股东名称	持股数	其中发起人股数
1	深圳市投资控股有限公司	543, 181, 445	543, 181, 445
2	深圳市新豪时投资发展有限公司	389, 592, 366	276, 495, 472
3	源信行投资有限公司	380, 000, 000	269, 690, 812
4	深圳市深业投资开发有限公司	301, 585, 684	242, 784, 220
5	广州市恒德贸易发展有限公司	200, 000, 000	141, 922, 896
6	深圳市立业集团有限公司	176, 000, 000	176, 000, 000
7	上海汇业实业有限公司	166, 800, 000	166, 800, 000
8	广东新策科技发展有限公司	132, 916, 884	94, 338, 002
9	上海汇华实业有限公司	113, 800, 000	63, 020, 350
10	深圳登峰投资集团有限公司	81, 880, 000	70, 355, 160
11	天津市世纪和平置业有限责任公司	39, 960, 000	39, 960, 000
12	宝华集团有限公司	45, 000, 000	34, 107, 380
13	发起人转为境外上市（H股）		72, 955, 249
	合计	2, 570, 716, 379	2, 191, 610, 986

中国平安保险（集团）股份有限公司
保费收入公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司子公司中国平安人寿保险股份有限公司、中国平安财产保险股份有限公司、平安健康保险股份有限公司及平安养老保险股份有限公司于2007年月1月1日至2007年10月31日期间的累计原保险保费收入，分别为人民币6,519,213万元、人民币1,791,974万元、人民币148万元及人民币5,547万元。以上数据将于中国保险监督管理委员会的网址 (http://www.circ.gov.cn) 发布。

上述保费收入数据根据中国会计准则编制，且未经注册会计师审计。

特此公告

中国平安保险（集团）股份有限公司董事会

2007年11月20日

中国平安保险（集团）股份有限公司
关于对中国平安保险海外（控股）有限公司提供担保的公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称"本公司"）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

重要内容提示：

●被担保人名称：中国平安保险海外（控股）有限公司（以下简称"平安海外（控股）公司"）

●本次担保数量及累计为其担保数量：本次拟担保金额美元 1 亿元，本次担保发生前累计为其担保金额美元 3.89 亿元

●本次是否有反担保：无

●对控股子公司担保累计数量：人民币 11.90 亿元，美元 3.89 亿元（不含此次担保）

●对外担保逾期的累计数量：无

一、担保情况概述

根据本公司 2006 年年度股东大会审议通过的《关于为控股子公司提供综合担保额度的议案》、本公司第七届董事会第十四次会议审议通过的《关于授权执行董事审议平安集团与控股子公司重大关联交易的议案》以及本公司第七届董事会第十五次会议审议通过的《关于调整执行董事审议平安集团与海外控股公司担保交易的授权额度的议案》，经审慎研究和分析，本公司执行董事批准以"内保外贷"方式为本公司全资子公司平安海外（控股）公司的银行贷款提供担保，担保金额为美元 1 亿元。

具体担保情况为境外香港银行向平安海外（控股）公司提供贷款，华夏银行股份有限公司深圳分行（以下简称"华夏银行深圳分行"）在其外汇担保额度内为平安海外（控股）公司向境外香港银行提供担保，本公司为华夏银行深圳分行的上述对外担保提供反担保。

截至披露日前，本公司实际为控股子公司提供累计人民币 11.90 亿元和美元 3.89 亿元的担保，除此之外，本公司并无其他对外担保。

二、被担保人基本情况

平安海外（控股）公司为本公司全资子公司，于中国香港注册，公司董事长为万放先生，

主要从事股权投资等业务。截至2006年12月31日止，该公司经审计资产总额为港币14.26亿元，负债总额为港币8.05亿元，净资产为港币6.21亿元。

三、担保协议的主要内容

本公司于2007年11月13日与华夏银行深圳分行签立《最高额保证合同》，授信期限为2007年7月12日至2008年7月12日，授信额度为美元1亿元，担保函种类限于借款保函。币种限于美元，有效期不超过12个月。

平安海外（控股）公司与华夏银行深圳分行签订《最高额融资合同》和《开立保函协议》，本公司做为保证人与华夏银行深圳分行签订《最高额保证合同》。根据上述合同，平安海外（控股）公司就境外香港银行的贷款事项向华夏银行深圳分行申请开立融资保函，本公司就华夏银行深圳分行为平安海外（控股）公司开立的融资保函提供最高额不超过美元1亿元的反担保，担保期为1年。

四、执行董事意见

本公司执行董事认为本公司在日常业务过程中，为支持平安海外（控股）公司的业务拓展，为其银行贷款提供担保，符合本公司的经营发展及投资策略。本公司为平安海外（控股）公司提供担保并不影响本公司合并财务报表数据。

五、累计对外担保数量及逾期担保的数量

截至披露日前，除为本公司控股子公司提供累计人民币11.90亿元和美元3.89亿元的担保外，本公司无其他对外担保；同时，亦无任何逾期担保。

六、备查文件目录

1、本公司2006年年度股东大会决议

2、本公司第七届董事会第十四次会议决议

3、本公司第七届董事会第十五次会议决议

4、本公司关于批准平安集团通过华夏银行内保外贷方式为平安海外（控股）公司提供担保的决议

5、平安海外（控股）公司截至2006年12月31日止审计报告

6、平安海外（控股）公司营业执照和公司章程

中国平安保险（集团）股份有限公司董事会

2007年11月15日

中国平安保险（集团）股份有限公司
关于对中国平安保险海外（控股）有限公司和深圳市平安置业投资有限公司提供担保的公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

重要内容提示：

●被担保人名称：

深圳市平安置业投资有限公司（以下简称“平安置业”）

中国平安保险海外（控股）有限公司（以下简称“平安海外（控股）公司”）

●本次担保数量及累计为其担保数量：

本次拟为平安置业提供担保金额人民币 10 亿元，本次担保发生前尚未为其提供任何担保；

本次拟为平安海外（控股）公司提供担保金额美元 0.1 亿元，本次担保发生前累计为其担保金额美元 3.79 亿元。

●本次是否有反担保：无

●对控股子公司担保累计数量：人民币 3 亿元，美元 3.79 亿元（不含上述担保）

●对外担保逾期的累计数量：无

一、担保情况概述

根据本公司 2006 年年度股东大会审议通过的《关于为控股子公司提供综合担保额度的议案》、本公司第七届董事会第十四次会议审议通过的《关于授权执行董事审议平安集团与控股子公司重大关联交易的议案》以及本公司第七届董事会第十五次会议审议通过的《关于调整执行董事审议平安集团与海外控股公司担保交易的授权额度的议案》，经审慎研究和分析，本公司执行董事批准为平安置业的银行贷款提供担保，担保金额为人民币 10 亿元。具体担保情况为广东发展银行股份有限公司深圳平安大厦支行（以下简称“广发平安支行”）为平安置业提供人民币 10 亿元贷款，本公司为平安置业提供担保。

同时，本公司执行董事批准以“内保外贷”方式为本公司全资子公司平安海外（控股）公司的银行贷款提供担保，担保金额为美元 0.1 亿元。具体担保情况为招商银行股份有限公司离岸业务部（以下简称“招行离岸部”）向平安海外（控股）公司提供美元 0.1 亿元贷款，招商银行股份有限公司深圳金色家园支行（以下简称“招行金色家园支行”）在其外汇担保额度

内为平安海外（控股）公司向招行离岸部提供担保，本公司为招行金色家园支行的对外担保提供反担保。

截至披露日前，本公司为控股子公司提供累计人民币 3 亿元和美元 3.79 亿元的担保，除此之外，本公司并无其他对外担保。

二、被担保人基本情况

平安置业为本公司控股子公司平安信托投资有限责任公司的控股子公司，于 2005 年 3 月 8 日注册，公司董事长为宋成立先生，主要从事房地产投资、投资兴办各类实业。截至 2006 年 12 月 31 日止，该公司经审计资产总额为人民币 3.67 亿元，负债总额为人民币 0.57 亿元，净资产为人民币 3.10 亿元。

平安海外（控股）公司为本公司全资子公司，于中国香港注册，公司董事长为万放先生，主要从事股权投资等业务。截至 2006 年 12 月 31 日止，该公司经审计资产总额为港币 14.26 亿元，负债总额为港币 8.05 亿元，净资产为港币 6.21 亿元。

三、担保协议的主要内容

本公司于 2007 年 11 月 5 日与广发平安支行签立《最高额保证合同》，由本公司在最高授信额度内为广发平安支行提供给平安置业的贷款提供担保，授信期限为 2007 年 11 月 5 日至 2008 年 11 月 5 日，授信最高限额为人民币 10 亿元。

本公司将于 2007 年 11 月 6 日与招行金色家园支行签立《保函/备用信用证额度授信协议》，授信期限为 2007 年 11 月 6 日至 2008 年 11 月 6 日，授信额度为美元 0.1 亿元，备用信用证种类限于借款保函。币种限于美元，有效期不超过 12 个月。根据该授信合同，本公司本次将在授信额度内向招行金色家园支行申请开立美元借款备用信用证，受益人为招行离岸部，由招行金色家园支行为平安海外（控股）公司与招行离岸部将订立的《离岸授信协议》下的应付本金及利息，共计美元 0.1 亿元提供担保，担保期限一年。

四、执行董事意见

本公司执行董事认为本公司在日常业务过程中，为支持平安置业和平安海外（控股）公司的业务拓展，为其银行贷款提供担保，符合本公司的经营发展及投资策略。本公司为平安置业和平安海外（控股）公司提供担保并不影响本公司合并财务报表数据。

五、累计对外担保数量及逾期担保的数量

截至披露日前，除为本公司控股子公司提供累计人民币 3 亿元和美元 3.79 亿元的担保外，本公司无其他对外担保；同时，亦无任何逾期担保。

六、备查文件目录

1、本公司 2006 年年度股东大会决议

2、本公司第七届董事会第十四次会议决议

3、本公司第七届董事会第十五次会议决议

4、本公司关于批准平安集团为平安置业提供担保的决议

5、本公司关于批准平安集团为平安海外（控股）公司提供担保的决议

6、平安置业截至 2006 年 12 月 31 日止审计报告

7、平安海外（控股）公司截至 2006 年 12 月 31 日止审计报告

8、平安置业营业执照和公司章程

9、平安海外（控股）公司营业执照和公司章程

中国平安保险（集团）股份有限公司董事会

2007 年 11 月 6 日

中国平安
专业·价值 PING AN OF CHINA

中国平安保险（集团）股份有限公司
Ping An Insurance (Group) Company of China, Ltd.

2007年第三季度报告
（股票代码：601318）

二〇〇七年十月二十五日

§1 重要提示

1.1 本公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

1.2 会议应出席董事19人，实到董事17人，委托2人。（董事陈甦委托董事周永健代为参会并行使表决权，董事王冬胜委托董事伍成业代为参会并行使表决权。）

1.3 公司第三季度财务报告未经审计。

1.4 本公司董事长兼首席执行官马明哲，总经理兼首席财务官张子欣，副首席财务执行官麦伟林保证本季度报告中财务报告的真实、完整。

1.5 本报告分别以中英文编制，在对中英文本理解上发生歧义时，以中文文本为准。

§2 公司基本情况

2.1 主要会计数据及财务指标

	本报告期末	上年度期末	本报告期末比上年度期末增减(%)
总资产(百万元)	623,722	463,288	34.6
股东权益[1](百万元)	103,235	45,260	128.1
每股净资产[1](元)	14.06	7.31	92.3
	年初至报告期期末（1—9月）		比上年同期增减(%)
经营活动产生的现金流量净额(百万元)	19,778		(40.7)
每股经营活动产生的现金流量净额(元)	2.79		(48.1)
	报告期（7—9月）	年初至报告期期末（1—9月）	本报告期（7—9月）比上年同期增减(%)
净利润[1](百万元)	3,616	11,679	347.5
基本每股收益(元)	0.49	1.65	276.9
扣除非经常性损益后的基本每股收益(元)	-	1.60	-
稀释每股收益(元)	0.49	1.65	276.9
净资产收益率（全面摊薄）[1](%)	3.5	11.3	上升1.3个百分点
扣除非经常性损益后的净资产收益率（全面摊薄）[1](%)	3.5	11.0	上升1.3个百分点
非经常性损益项目		年初至报告期期末金额（百万元）	
非流动性资产处置损益		349	
除上述各项之外的营业外收支净额		62	
所得税影响数		(67)	
少数股东应承担的部分		(37)	
合计		307	

(1) 以归属于母公司股东的数据填列。

2.2 报告期末股东总人数及前十名流通股东（或无限售条件股东）持股情况表

单位：股

报告期末股东总数（户）	股东总数为100,057户，其中境内A股94,064户,境外H股5,993户。	
前十名无限售条件流通股股东持股情况		
股东名称(全称)	期末持有无限售条件流通股的数量	种类
汇丰保险控股有限公司	618,886,334	H股
香港上海汇丰银行有限公司	613,929,279	H股
日本第一生命保险相互会社	49,333,334	H股
中国工商银行－诺安股票证券投资基金	24,305,518	A股
中国工商银行－博时第三产业成长股票证券投资基金	14,003,401	A股
中国工商银行－景顺长城精选蓝筹股票型证券投资基金	13,542,339	A股
中国人寿保险股份有限公司－传统－普通保险产品－005L－CT001沪	13,077,800	A股
中国建设银行－银华核心价值优选股票型证券投资基金	12,350,543	A股
中国建设银行－交银施罗德蓝筹股票证券投资基金	10,748,161	A股
中国工商银行－汇添富成长焦点股票型证券投资基金	10,577,452	A股

§3 重要事项

3.1 公司主要会计报表项目、财务指标大幅度变动的情况及原因

√适用□不适用

单位：人民币百万元

资产负债表项目	2007年9月30日	2006年12月31日	变动幅度（%）	主要变动原因
交易性金融资产	64,585	44,003	46.8	投资规模扩大
发放贷款及垫款	68,651	49,152	39.7	银行业务规模扩大
定期存款	41,043	65,416	(37.3)	定期存款到期及投资减少
可供出售金融资产	153,085	95,200	60.8	投资规模扩大
长期股权投资	1,841	415	343.6	增加投资
投资性房地产	3,731	1,660	124.8	合并深圳市中信城市广场投资有限公司，增加投资性房地产
代理买卖证券款	11,988	3,750	219.7	证券业务规模扩大
长期借款	1,625	155	948.4	子公司增加长期借款

资本公积	71,506	23,246	207.6	A股溢价发行及可供出售金融资产公允价值增加
未分配利润	16,968	9,182	84.8	本年利润增加
利润表项目	**2007年 7—9月**	**2006年 7—9月**	**变动幅度 (%)**	**主要变动原因**
银行业务利息净收入	620	11	5,536.4	银行业务规模扩大
投资收益	17,018	4,442	283.1	投资资产规模扩大及投资收益率上升
公允价值变动收益	5,342	(983)	不适用	交易性金融资产公允价值大幅增加
提取保险责任准备金	23,034	10,705	115.2	提取寿险责任准备金增加
保单红利支出	426	(737)	不适用	2006 年三季度将原计入保单红利支出的分红特别储备重分类至寿险责任准备金下。
业务及管理费	5,148	2,153	139.1	业务规模扩大
资产减值损失	235	108	117.6	银行业务贷款损失准备增加
净利润	3,739	825	353.2	保险、银行、资产管理三大业务线利润增长

3.2 重大事项进展情况及其影响和解决方案的分析说明

□适用 √不适用

3.3 公司、股东及实际控制人承诺事项履行情况

□适用 √不适用

3.4 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

□适用 √不适用

3.5 其他需说明的重大事项

3.5.1 公司持有其他上市公司股权情况

√适用 □不适用

报告期末，本公司及下属子公司合计持有上市公司的股权投资情况如下（前十大股权投资按初始投资成本排序）：

序号	股票代码	简称	持股数量（百万股）	初始投资成本（百万元）	占该公司股本比例	资产分类
1	600016	民生银行	721	5,501	5.20%	可供出售金融资产
			32	138		交易性金融资产
2	HK1088	中国神华	6	149	0.44%	可供出售金融资产
	601088		60	2,210		可供出售金融资产

			21	789		交易性金融资产
3	600000	浦发银行	197	2,228	4.92%	可供出售金融资产
			17	206		交易性金融资产
4	HK0939	建设银行	80	218	0.18%	可供出售金融资产
	601939		210	1,357		可供出售金融资产
			122	802		交易性金融资产
5	HK1398	工商银行	62	273	0.13%	可供出售金融资产
	601398		353	1,100		可供出售金融资产
			6	34		交易性金融资产
6	HK3988	中国银行	260	750	0.14%	可供出售金融资产
	601988		91	280		可供出售金融资产
7	HK2628	中国人寿	17	526	0.15%	可供出售金融资产
	601628		24	444		可供出售金融资产
			1	54		交易性金融资产
8	601006	大秦铁路	140	692	1.09%	可供出售金融资产
			2	14		交易性金融资产
9	000002	万科A	86	615	1.29%	可供出售金融资产
			3	32		交易性金融资产
10	600048	保利地产	6	268	1.06%	可供出售金融资产
			7	347		交易性金融资产
合计				**19,027**		

3.5.2 公司持有非上市金融企业、拟上市公司股权的情况

√适用 □不适用

报告期末，本公司下属子公司平安信托投资有限责任公司持有非上市金融企业股权情况如下：

持有对象名称	初始投资金额（百万元）	持股数量（百万股）	占该公司股权比例	期末账面净值（百万元）
兴业证券股份有限公司	9	7	0.77%	4

董事长兼首席执行官　马明哲

中国平安保险（集团）股份有限公司董事会

二〇〇七年十月二十五日

§4 附录

中国平安保险（集团）股份有限公司

合并资产负债表

2007年9月30日

单位: 百万元 币种:人民币 审计类型:未经审计

项目	2007年9月30日	2006年12月31日
资产		
货币资金	**104,374**	42,585
结算备付金	**4,772**	875
贵金属	**-**	111
拆出资金	**660**	1,727
交易性金融资产	**64,585**	44,003
衍生金融资产	**17**	21
买入返售金融资产	**18,650**	7,251
应收利息	**5,044**	3,249
应收保费	**4,328**	3,073
应收分保账款	**2,053**	795
应收分保未到期责任准备金	**2,797**	2,437
应收分保未决赔款准备金	**2,204**	1,724
应收分保寿险责任准备金	**6**	-
应收分保长期健康险责任准备金	**6**	-
保户质押贷款	**2,153**	1,381
发放贷款及垫款	**68,651**	49,152
存出保证金	**990**	334
定期存款	**41,043**	65,416
可供出售金融资产	**153,085**	95,200
持有至到期投资	**129,090**	129,250
长期股权投资	**1,841**	415
商誉	**475**	409
存出资本保证金	**1,560**	1,520
投资性房地产	**3,731**	1,660
固定资产	**6,782**	4,552
无形资产	**917**	940
递延所得税资产	**447**	888
其他资产	**3,461**	4,320
资产总计	**623,722**	463,288

负债及股东权益		
负债		
短期借款	**1,358**	527
同业及其他金融机构存放款项	**7,297**	3,465
存入保证金	**6,468**	5,485
拆入资金	**1,160**	992
衍生金融负债	**384**	178
卖出回购金融资产款	**17,914**	14,573
吸收存款	**62,872**	66,725
代理买卖证券款	**11,988**	3,750
预收保费	**669**	1,352
应付手续费及佣金	**1,185**	894
应付分保账款	**2,490**	746
应付职工薪酬	**5,481**	2,133
应交税费	**1,641**	1,166
应付利息	**475**	287
应付赔付款	**4,251**	3,981
应付保单红利	**5,039**	4,107
保户储金及投资款	**5,570**	4,049
未到期责任准备金	**15,628**	12,937
未决赔款准备金	**7,778**	6,480
寿险责任准备金	**313,429**	248,574
长期健康险责任准备金	**35,547**	30,694
长期借款	**1,625**	155
递延所得税负债	**5,721**	1,441
其他负债	**2,815**	1,971
负债合计	**518,785**	416,662
所有者权益		
股本	**7,345**	6,195
资本公积	**71,506**	23,246
盈余公积	**6,928**	6,120
一般风险准备	**517**	517
未分配利润	**16,968**	9,182
外币报表折算差额	**(29)**	-
归属于母公司所有者权益合计	**103,235**	45,260
少数股东权益	**1,702**	1,366
所有者权益合计	**104,937**	46,626
负债和所有者权益总计	**623,722**	463,288

公司法定代表人: 马明哲　　主管会计工作负责人: 张子欣　　会计机构负责人: 麦伟林

中国平安保险（集团）股份有限公司

合并利润表

2007年1—9月

单位：百万元 币种:人民币 审计类型:未经审计

项 目	2007年		2006年	
	7—9月	1—9月	7—9月	1—9月
一、营业收入	45,051	129,102	20,836	75,463
已赚保费	21,213	70,393	17,238	58,718
保险业务收入	22,307	76,192	18,397	64,397
其中：分保费收入	18	65	18	25
减：分出保费	(868)	(3,468)	(954)	(3,420)
提取未到期责任准备金	(226)	(2,331)	(205)	(2,259)
银行业务利息净收入	620	1,647	11	32
利息收入	1,016	2,732	16	38
利息支出	(396)	(1,085)	(5)	(6)
手续费及佣金净收入	660	1,804	95	283
手续费及佣金收入	781	2,138	102	320
手续费及佣金支出	(121)	(334)	(7)	(37)
投资收益	17,018	46,142	4,442	13,244
公允价值变动收益	5,342	8,436	(983)	3,018
汇兑损失	(132)	(467)	(157)	(287)
其他业务收入	330	1,147	190	455
二、营业支出	(41,162)	(116,726)	(20,075)	(70,275)
退保金	(3,804)	(9,723)	(1,966)	(5,876)
赔付支出	(5,847)	(17,638)	(4,537)	(12,351)
减：摊回赔付支出	563	1,730	642	1,774
提取保险责任准备金	(23,034)	(67,983)	(10,705)	(40,726)
减：摊回保险责任准备金	144	492	22	31
保单红利支出	(426)	(1,323)	737	(977)
分保费用	(3)	(10)	(1)	(2)
营业税金及附加	(1,055)	(2,797)	(459)	(1,233)
保险业务手续费及佣金支出	(2,445)	(8,111)	(1,836)	(5,768)
业务及管理费	(5,148)	(11,719)	(2,153)	(6,139)
减：摊回分保费用	237	912	333	1,255
其他业务成本	(109)	(304)	(44)	(110)
资产减值损失	(235)	(252)	(108)	(153)

三、营业利润	**3,889**	**12,376**	761	5,188
加：营业外收入	**5**	**440**	12	28
减：营业外支出	**21**	**(29)**	(10)	(27)
四、利润总额	**3,915**	**12,787**	763	5,189
减：所得税费用	**(176)**	**(722)**	62	(358)
五、净利润	**3,739**	**12,065**	825	4,831
归属于母公司所有者的净利润	**3,616**	**11,679**	808	4,753
少数股东损益	**123**	**386**	17	78
六、每股收益				
（一）基本每股收益	**0.49**	**1.65**	0.13	0.77
（二）稀释每股收益	**0.49**	**1.65**	0.13	0.77

公司法定代表人: 马明哲　　主管会计工作负责人: 张子欣　　会计机构负责人: 麦伟林

中国平安保险（集团）股份有限公司

合并现金流量表

2007年1—9月

单位: 百万元 币种:人民币 审计类型:未经审计

	2007年1-9月	2006年1-9月
一、经营活动产生的现金流量		
收到原保险合同保费取得的现金	**74,139**	61,511
再保业务产生的现金净额	**(321)**	(278)
保户储金及投资款净增加额	**1,131**	513
客户存款和同业存放款项净增加/(减少)额	**(21)**	483
向其他金融机构拆入资金净增加额	**816**	79
收取利息、手续费及佣金的现金	**4,729**	283
拆入资金净增加额	**168**	-
收到的其他与经营活动有关的现金	**10,400**	901
经营活动现金流入小计	**91,041**	63,492
支付原保险合同赔付款项的现金	**(17,252)**	(11,829)
支付保单红利的现金	**(391)**	(153)
客户贷款及垫款净增加额	**(19,383)**	(2)
存放中央银行和同业款项净增加额	**(3,627)**	(550)
支付利息、手续费及佣金的现金	**(9,389)**	(5,690)
支付给职工以及为职工支付的现金	**(3,944)**	(2,757)
支付的各项税费	**(3,366)**	(1,146)
支付的其他与经营活动有关的现金	**(13,911)**	(8,040)
经营活动现金流出小计	**(71,263)**	(30,167)
经营活动产生的现金流量净额	**19,778**	33,325
二、投资活动产生的现金流量		
收回投资所收到的现金	**267,264**	71,066
取得投资收益收到的现金	**12,862**	6,580
处置固定资产、无形资产和其他长期资产收回的现金净额	**92**	186
投资活动现金流入小计	**280,218**	77,832
购建固定资产、无形资产和其他长期资产支付的现金	**(2,075)**	(1,122)

投资支付的现金	**(257,260)**	(96,357)
质押贷款净增加额	**(772)**	(356)
购买子公司支付的现金净额	**(382)**	-
购买子公司部分股权支付的现金净额	**(229)**	-
支付的其他与投资活动有关的现金	**-**	(357)
投资活动现金流出小计	**(260,718)**	(98,192)
投资活动产生的现金流量净额	**19,500**	(20,360)
三、筹资活动产生的现金流量		
吸收投资收到的现金	**38,222**	76
取得借款收到的现金	**982**	955
收到的其他与筹资活动有关的现金	**3,341**	-
筹资活动现金流入小计	**42,545**	1,031
分配股利及偿付利息支付的现金	**(3,617)**	(2,022)
其中：子公司支付给少数股东的股利	**(34)**	(78)
支付的其他与筹资活动有关的现金	**-**	(4,502)
筹资活动现金流出小计	**(3,617)**	(6,524)
筹资活动产生的现金流量净额	**38,928**	(5,493)
四、汇率变动对现金及现金等价物的影响	**(96)**	(295)
五、现金及现金等价物净增加额	**78,110**	7,177
加：期初现金及现金等价物余额	**47,327**	25,488
六、期末现金及现金等价物余额	**125,437**	32,665

公司法定代表人: 马明哲　　主管会计工作负责人: 张子欣　　会计机构负责人: 麦伟林

中国平安保险（集团）股份有限公司

母公司资产负债表

2007 年 9 月 30 日

单位：百万元 币种:人民币 审计类型:未经审计

项目	2007 年 9 月 30 日	2006 年 12 月 31 日
资产		
货币资金	46,478	3,139
交易性金融资产	5,527	5,458
应收利息	93	29
定期存款	824	776
可供出售金融资产	4,940	4,227
长期股权投资	17,868	17,368
固定资产	67	69
无形资产	13	18
其他资产	827	422
资产总计	76,637	31,506
负债及股东权益		
负债		
拆入资金	1,236	820
卖出回购金融资产款	3,290	-
应付职工薪酬	1,627	586
应交税费	168	75
递延所得税负债	93	93
其他负债	114	146
负债合计	6,528	1,720
所有者权益		
股本	7,345	6,195
资本公积	52,718	15,731
盈余公积	5,429	4,969
一般风险准备	395	395
未分配利润	4,222	2,496
所有者权益合计	70,109	29,786
负债和所有者权益总计	76,637	31,506

公司法定代表人：马明哲　　主管会计工作负责人：张子欣　　会计机构负责人：麦伟林

中国平安保险（集团）股份有限公司

母公司利润表

2007年1—9月

单位: 百万元 币种:人民币 审计类型:未经审计

项 目	2007年		2006年	
	7—9月	1—9月	7—9月	1—9月
一、营业收入	1,576	6,918	172	5,479
投资收益	1,170	6,048	150	5,363
公允价值变动收益	364	723	27	96
汇兑损失	9	(16)	(11)	(16)
其他业务收入	33	163	6	36
二、营业支出	(946)	(1,504)	(186)	(454)
营业税金及附加	(52)	(106)	(1)	(4)
业务及管理费	(894)	(1,398)	(185)	(450)
三、营业利润	630	5,414	(14)	5,025
加：营业外收入	-	-	-	-
减：营业外支出	-	(1)	(1)	(1)
四、利润总额	630	5,413	(15)	5,024
减：所得税费用	37	(142)	32	(6)
五、净利润	667	5,271	17	5,018

公司法定代表人: 马明哲　　主管会计工作负责人: 张子欣　　会计机构负责人: 麦伟林

中国平安保险（集团）股份有限公司

母公司现金流量表

2007年1—9月

单位：百万元 币种:人民币 审计类型:未经审计

	2007年1—9月	2006年1—9月
一、经营活动产生的现金流量		
收到的其他与经营活动有关的现金	163	36
经营活动现金流入小计	163	36
支付给职工以及为职工支付的现金	(197)	(148)
支付的各项税费	(289)	(10)
支付的其他与经营活动有关的现金	(102)	(123)
经营活动现金流出小计	(588)	(281)
经营活动产生的现金流量净额	(425)	(245)
二、投资活动产生的现金流量		
收回投资所收到的现金	11,455	11,747
取得投资收益收到的现金	3,884	5,087
处置固定资产和无形资产收回的现金净额	14	-
投资活动现金流入小计	15,353	16,834
购建固定资产、无形资产和其他长期资产支付的现金	(30)	(39)
投资支付的现金	(10,715)	(13,719)
购买子公司支付的现金净额	-	(1,386)
投资活动现金流出小计	(10,745)	(15,144)
投资活动产生的现金流量净额	4,608	1,690
三、筹资活动产生的现金流量		
吸收投资收到的现金	38,222	-
取得借款收到的现金	416	34
收到的其他与筹资活动有关的现金	3,290	11,817
筹资活动现金流入小计	41,928	11,851
分配股利及偿付利息支付的现金	(3,053)	(1,972)
支付的其他与筹资活动有关的现金	-	(12,285)
筹资活动现金流出小计	(3,053)	(14,257)
筹资活动产生的现金流量净额	38,875	(2,406)
四、汇率变动对现金及现金等价物的影响	(16)	(15)
五、现金及现金等价物净增加额	43,042	(976)
加：期初现金及现金等价物余额	3,448	2,637
六、期末现金及现金等价物余额	46,490	1,661

公司法定代表人：马明哲　　主管会计工作负责人：张子欣　　会计机构负责人：麦伟林

中国平安

专业·价值 PING AN OF CHINA

Ping An Insurance (Group) Company of China, Ltd.

中国平安保险（集团）股份有限公司

Third Quarter Report 2007

（Stock Code：601318）

October 25, 2007

§1 Important Notice

1.1 The Board of Directors, the Supervisory Committee and the directors, supervisors and senior management of the Company undertake that there are no misrepresentation, misleading statement, or material omission contained in the Report and accept joint and several responsibility for the authenticity, accuracy and completeness of the contents of the Report.

1.2 The Board meeting should be attended by 19 directors. 17 directors attended in person and 2 directors attended by proxy. (Mr. CHEN Su appointed Mr. CHOW Wing Kin Anthony, as his proxy to attend the meeting and vote, Mr. WONG Tung Shun Peter appointed Mr. NG Sing Yip, as his proxy attend the meeting and vote.)

1.3 The third quarter financial report of the Company is unaudited.

1.4 Mr. MA Mingzhe, Chairman and Chief Executive Officer, Mr. CHEUNG Chi Yan Louis, President and Chief Financial Officer, and Mr. MAK, Wai Lam William, Deputy Chief Financial Officer, confirm the authenticity and completeness of the financial statement in the Quarter Report.

1.5 This report is prepared in both Chinese and English. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

§2 Basic Information of the Company

2.1 Major financial information and financial indicators

	As at Sep 30, 2007	As at Dec 31, 2006	Increase/decrease compared to prior year end (%)
Total assets (RMB million)	623,722	463,288	34.6
Total equity [(1)] (RMB million)	103,235	45,260	128.1
Net assets per share[(1)] (RMB)	14.06	7.31	92.3
	For the nine months ended Sep 30,2007		Increase/decrease compared to the same period last year (%)
Net cash flows from operating activities (RMB million)	19,778		(40.7)
Net cash flows per share from operating activities (RMB)	2.79		(48.1)
	For the three months ended Sep 30, 2007	For the nine months ended Sep 30, 2007	Increase/decrease compared to the reporting period last year (%)
Net profit[(1)] (RMB million)	3,616	11,679	347.5
Earnings per share - basic (RMB)	0.49	1.65	276.9
Earnings per share based on net profit after deducting non-recurring items - basic (RMB)	-	1.60	-
Earnings per share - diluted (RMB)	0.49	1.65	276.9
Return on net assets (fully diluted) [(1)] (%)	3.5	11.3	Increase by 1.3 percentage points

Return on net assets based on net profit after deducting non-recurring items (fully diluted)[1] (%)	3.5	11.0	Increase by 1.3 percentage points

Non-recurring items	For the nine months ended Sep 30, 2007 (RMB million)
Gains or losses on disposal of non-current assets	349
Non operating income and expenses other than those mentioned above, net	62
Tax impact	(67)
Minority's share	(37)
Total	307

(1) Based on the amount attributable to shareholders of the parent company.

2.2 Total number of shareholders and top ten holders of listed shares not subject to trading moratorium as at the end of the reporting period

Unit: Shares

Total number of shareholders at the end of the reporting period (shareholders)	Total number of shareholders was 100,057, of which 94,064 were holders of A shares and 5,993 were holders of H shares	
Particulars of top ten holders of listed shares not subject to trading moratorium		
Name of shareholders	Number of listed shares not subject to moratorium held at the end of the reporting period	Class of shares
HSBC Insurance Holdings Limited	618,886,334	H Share
The Hongkong and Shanghai Banking Corporation Limited	613,929,279	H Share
The Dai-ichi Mutual Life Insurance Company	49,333,334	H Share
ICBC - Lion Stock Securities Investment Fund	24,305,518	A Share
ICBC - Bosera Third Industry Growth Stock Securities Investment Fund	14,003,401	A Share
ICBC - INVESCO Great Wall Selected Blue Chip Stock Securities Investment Fund	13,542,339	A Share
China Life Insurance Company Limited – Traditional – Ordinary Insurance Product – 005L – CT001 – Shanghai	13,077,800	A Share
CCB – Yinhua Core Value Selected Stock Securities Investment Fund	12,350,543	A Share
CCB – Bank of Communications Schroder Blue Chip Stock Securities Investment Fund	10,748,161	A Share
ICBC – China Universal Growth Focus Stock Securities Investment Fund	10,577,452	A Share

§3 Significant Events

3.1 Particulars on material change of significant financial statements and financial indicators of the Company and reasons therefore

√applicable☐ not applicable

Unit：RMB million

Balance Sheet	As at Sep 30, 2007	As at Dec 31, 2006	Change (%)	Main reasons
Held-for-trading financial assets	64,585	44,003	46.8	Expansion of investment scale
Loans and advances to customers	68,651	49,152	39.7	Expansion of banking businesses
Term deposits	41,043	65,416	(37.3)	Due to maturity and decrease of term deposits investment
Available-for-sale financial assets	153,085	95,200	60.8	Expansion of investment scale
Long-term equity investments	1,841	415	343.6	Increase in investment
Investment properties	3,731	1,660	124.8	Increase in investment properties due to consolidation of Shenzhen CITIC City Plaza Investment Co., Ltd.
Customer brokerage deposits	11,988	3,750	219.7	Expansion of securities business
Long-term borrowings	1,625	155	948.4	Increase in long-term borrowings by a subsidiary
Capital reserve	71,506	23,246	207.6	A shares issued at a premium and increase in fair value of available-for-sale financial assets
Retained profits	16,968	9,182	84.8	Due to net profit for the period
Income Statement	**For the three months ended Sep 30, 2007**	**For the three months ended Sep 30, 2006**	**Change (%)**	**Main reasons**
Net interest income from banking business	620	11	5,536.4	Expansion of banking businesses
Investment income	17,018	4,442	283.1	Expansion of investment assets and higher investment yield
Gains from changes in fair values	5,342	(983)	Not applicable	Increase in fair value of held-for-trading financial assets
Change in insurance contract reserves	23,034	10,705	115.2	Change in life insurance contract reserves increased
Policyholder dividends	426	(737)	Not applicable	The special dividend reserves which were recorded under policyholders' dividend before were reclassified under policyholders' reserves during the same period last year
General and administrative expenses	5,148	2,153	139.1	Expansion of business scale

Impairment losses	235	108	117.6	Increase of loan loss provision in banking businesses
Net profit	3,739	825	353.2	Three major business lines, including insurance, banking and asset management businesses, all recorded substantial increases in net profit.

3.2 Explanation and analysis of significant events and their impacts and solutions

☐ applicable √ not applicable

3.3 Implementation of undertakings by the Company, its shareholders and effective controller

☐ applicable √ not applicable

3.4 Forecast on possible loss on accrued net profit for the period from the beginning of the year to the end of next reporting period or warning on significant change from the same period last year and the reasons therefore

☐ applicable √ not applicable

3.5 Other significant events

3.5.1 Equity investments of other listed companies

√ applicable ☐ not applicable

As at the end of the reporting period, the Company together with its subsidiaries had the following interests in the equity investments of other listed companies (the top ten equity investments are listed in sequence based on initial investment cost):

Serial No.	Stock code	Abbreviation	Number of shares held (million)	Initial investment cost (RMB million)	Percentage of the share capital of the company	Accounting items
1	600016	Minsheng Bank	721	5,501	5.20%	Available-for-sale financial assets
			32	138		Held-for-trading financial assets
2	HK1088	China Shenhua	6	149	0.44%	Available-for-sale financial assets
	601088		60	2,210		Available-for-sale financial assets
			21	789		Held-for-trading financial assets
3	600000	Shanghai Pudong Development Bank of China	197	2,228	4.92%	Available-for-sale financial assets
			17	206		Held-for-trading financial assets
4	HK0939	China	80	218	0.18%	Available-for-sale financial assets

	601939	Construction Bank	210	1,357		Available-for-sale financial assets
			122	802		Held-for-trading financial assets
5	HK1398	Industrial and Commercial Bank of China	62	273	0.13%	Available-for-sale financial assets
	601398		353	1,100		Available-for-sale financial assets
			6	34		Held-for-trading financial assets
6	HK3988	Bank of China	260	750	0.14%	Available-for-sale financial assets
	601988		91	280		Available-for-sale financial assets
7	HK2628	China Life Insurance	17	526	0.15%	Available-for-sale financial assets
	601628		24	444		Available-for-sale financial assets
			1	54		Held-for-trading financial assets
8	601006	Daqin railway	140	692	1.09%	Available-for-sale financial assets
			2	14		Held-for-trading financial assets
9	000002	Wanke A	86	615	1.29%	Available-for-sale financial assets
			3	32		Held-for-trading financial assets
10	600048	Poly Real Estate	6	268	1.06%	Available-for-sale financial assets
			7	347		Held-for-trading financial assets
Total				**19,027**		

3.5.2 Interest of unlisted financial company

√ applicable □ not applicable

As at the end of the reporting period, China Ping An Trust & Investment Co., Ltd. , a subsidiary of the Company, had the following interest of unlisted financial company:

Company name	Initial investment cost (RMB million)	Number of shares held (million)	Percentage of the share capital of the company	Net book value(in RMB million)
Xingye Securities Co., Ltd.	9	7	0.77%	4

Chairman and Chief Executive Officer MA Mingzhe

The Board of Directors of
Ping An Insurance (Group) Company of China, Ltd.
October 25, 2007

§4 Appendix:

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2007
(in RMB million)

	2007-9-30 (Unaudited)	2006-12-31 (Audited)
ASSETS		
Cash on hand and at bank	104,374	42,585
Balances with clearing companies	4,772	875
Precious metal	-	111
Placements with banks and otherfinancial institutions	660	1,727
Held-for-trading financial assets	64,585	44,003
Derivative financial assets	17	21
Financial assets purchased under agreements to resell	18,650	7,251
Interest receivables	5,044	3,249
Premium receivables	4,328	3,073
Receivable from reinsurers	2,053	795
Unearned premium reserves receivable from reinsurers	2,797	2,437
Claim reserves receivable from reinsurers	2,204	1,724
Policyholders' reserves for life insurance receivable from	6	-
Long-term reserves for health insurance receivable from	6	-
Policy loans	2,153	1,381
Loans and advances to customers	68,651	49,152
Deposits with stock and futures exchanges	990	334
Term deposits	41,043	65,416
Available-for-sale financial assets	153,085	95,200
Held-to-maturity investments	129,090	129,250
Long-term equity investments	1,841	415
Goodwill	475	409
Statutory deposits	1,560	1,520
Investment properties	3,731	1,660
Fixed assets	6,782	4,552
Intangible assets	917	940
Deferred tax assets	447	888
Other assets	3,461	4,320
Total assets	623,722	463,288

LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Short-term borrowings	1,358	527
Due to banks and other financial institutions	7,297	3,465
Guarantee deposits	6,468	5,485
Placements from banks and other financial institutions	1,160	992
Derivative financial liabilities	384	178
Assets sold under agreements to repurchase	17,914	14,573
Customer bank deposits	62,872	66,725
Customer brokerage deposits	11,988	3,750
Premiums received in advance	669	1,352
Handling charges and commission payable	1,185	894
Due to reinsurers	2,490	746
Salary and welfare payable	5,481	2,133
Taxes payable	1,641	1,166
Interest payable	475	287
Claim payable	4,251	3,981
Policyholder dividends payable	5,039	4,107
Policyholder deposits and investments	5,570	4,049
Unearned premium reserves	15,628	12,937
Claim reserves	7,778	6,480
Policyholders' reserves for life insurance	313,429	248,574
Long-term reserves for health insurance	35,547	30,694
Long-term borrowings	1,625	155
Deferred tax liabilities	5,721	1,441
Other liabilities	2,815	1,971
Total liabilities	518,785	416,662
SHAREHOLDERS' EQUITY		
Share capital	7,345	6,195
Capital reserve	71,506	23,246
Surplus reserves	6,928	6,120
General risk provision	517	517
Retained profits	16,968	9,182
Foreign currency translation differences	(29)	-
Attributable to equity holders of the parent	103,235	45,260
Minority interests	1,702	1,366
Total shareholders' equity	104,937	46,626
Total liabilities and shareholders' equity	623,722	463,288

MA Mingzhe	CHEUNG Chi Yan Louis	MAK, Wai Lam William
Chairman and Chief Executive Officer	President and Chief Financial Officer	Deputy Chief Financial Officer

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

CONSOLIDATED INCOME STATEMENT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(in RMB million)

	For the three months ended Sep 30, 2007	For the nine months ended Sep 30, 2007	For the three months ended Sep 30, 2006	For the nine months ended Sep 30, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
1. Operating income	45,051	129,102	20,836	75,463
Earned premiums	21,213	70,393	17,238	58,718
Premium income	22,307	76,192	18,397	64,397
Including: reinsurance premium income	18	65	18	25
Less: Premium ceded to reinsurers	(868)	(3,468)	(954)	(3,420)
Provision for unearned premium reserves	(226)	(2,331)	(205)	(2,259)
Net interest income from banking business	620	1,647	11	32
Interest income from banking operations	1,016	2,732	16	38
Interest expense of banking operations	(396)	(1,085)	(5)	(6)
Net income from fees and commission	660	1,804	95	283
Fees and commission income	781	2,138	102	320
Fees and commission expenses	(121)	(334)	(7)	(37)
Investment income	17,018	46,142	4,442	13,244
Gains from changes in fair values	5,342	8,436	(983)	3,018
Foreign exchange losses	(132)	(467)	(157)	(287)
Other operating income	330	1,147	190	455
2. Operating expenses	(41,162)	(116,726)	(20,075)	(70,275)
Surrenders	(3,804)	(9,723)	(1,966)	(5,876)
Claim paid	(5,847)	(17,638)	(4,537)	(12,351)
Less: Reinsurers' share of claims paid	563	1,730	642	1,774
Change in insurance contract reserves	(23,034)	(67,983)	(10,705)	(40,726)
Less: Reinsurers' share of insurance contract reserves	144	492	22	31
Policyholder dividends	(426)	(1,323)	737	(977)
Expenses for reinsurance accepted	(3)	(10)	(1)	(2)
Business tax and surcharges	(1,055)	(2,797)	(459)	(1,233)

Handling charges and commission expenses related to insurance business	**(2,445)**	**(8,111)**	(1,836)	(5,768)
General and administrative expenses	**(5,148)**	**(11,719)**	(2,153)	(6,139)
Less: Expenses recoverable from reinsurers	**237**	**912**	333	1,255
Other operating expenses	**(109)**	**(304)**	(44)	(110)
Impairment losses	**(235)**	**(252)**	(108)	(153)
3. Operating profit	**3,889**	**12,376**	761	5,188
Add: Non-operating income	**5**	**440**	12	28
Less: Non-operating expenses	**21**	**(29)**	(10)	(27)
4. Profit before tax	**3,915**	**12,787**	763	5,189
Less: Income tax	**(176)**	**(722)**	62	(358)
5. Net profit	**3,739**	**12,065**	825	4,831
Attributable to equity holders of the parent	**3,616**	**11,679**	808	4,753
Minority interests	**123**	**386**	17	78
6. Earnings per share				
Earnings per share-basic	**0.49**	**1.65**	0.13	0.77
Earnings per share-diluted	**0.49**	**1.65**	0.13	0.77

MA Mingzhe	CHEUNG Chi Yan Louis	MAK, Wai Lam William
Chairman and Chief Executive Officer	President and Chief Financial Officer	Deputy Chief Financial Officer

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(in RMB million)

	For the nine months ended Sep 30, 2007	For the nine months ended Sep 30, 2006
	(Unaudited)	(Unaudited)
1. Cash flows from operating activities:		
Premiums received from direct business	74,139	61,511
Net cash from reinsurance business	(321)	(278)
Increase in policyholder deposits and investments	1,131	513
Increase/(decrease) in customer bank deposits and due to banks and other financial institutions	(21)	483
Increase in placement from other financial institutions	816	79
Cash received from interest, feesand commission income	4,729	283
Net increase in placements from banks and other financial institutions	168	-
Cash received from other operating activities	10,400	901
Sub-total of cash inflows	91,041	63,492
Direct business claims paid	(17,252)	(11,829)
Policyholder dividends paid	(391)	(153)
Net increase in loans and advances to customers	(19,383)	(2)
Net increase in deposits with central bank and other financial institutions	(3,627)	(550)
Interest, handling charges and commission paid	(9,389)	(5,690)
Cash paid to and for employees	(3,944)	(2,757)
Cash paid for taxes and surcharges	(3,366)	(1,146)
Cash paid for other operating activities	(13,911)	(8,040)
Sub-total of cash outflows	(71,263)	(30,167)
Net cash flows from operating activities	19,778	33,325
2. Cash flow from investing activities		
Cash received from sales and redemption of investments	267,264	71,066
Cash received from returns on investment	12,862	6,580
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	92	186

Sub-total of cash inflows	**280,218**	77,832
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	**(2,075)**	(1,122)
Cash paid for acquisition of investments	**(257,260)**	(96,357)
Increase in policy loans, net	**(772)**	(356)
Acquisition of a subsidiary	**(382)**	-
Acquisition of minority interest in a subsidiary	**(229)**	-
Cash paid for other investing activities	**-**	(357)
Sub-total of cash outflows	**(260,718)**	(98,192)
Net cash flows from investing activities	**19,500**	(20,360)
3. Cash flows from financing activities		
Cash received from capital contributions	**38,222**	76
Cash received from borrowings	**982**	955
Cash received from other financing activities	**3,341**	-
Sub-total of cash inflows	**42,545**	1,031
Cash paid for distribution of dividends and interest	**(3,617)**	(2,022)
Including dividends paid to minority shareholders	**(34)**	(78)
Cash paid for other financing activities	**-**	(4,502)
Sub-total of cash outflows	**(3,617)**	(6,524)
Net cash flows from financing activities	**38,928**	(5,493)
4. Effect of changes in foreign exchange rate on cash and cash equivalents	**(96)**	(295)
5. Net increase in cash and cash equivalents	**78,110**	7,177
Add: Beginning balance of cash and cash equivalents	**47,327**	25,488
6. Ending balance of cash and cash equivalents	**125,437**	32,665

MA Mingzhe	CHEUNG Chi Yan Louis	MAK, Wai Lam William
Chairman and Chief Executive Officer	President and Chief Financial Officer	Deputy Chief Financial Officer

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

BALANCE SHEET

SEPTEMBER 30, 2007

(in RMB million)

	2007-9-30 (Unaudited)	2006-12-31 (Unaudited)
ASSETS		
Cash on hand and at bank	**46,478**	3,139
Held-for-trading financial assets	**5,527**	5,458
Interest receivables	**93**	29
Term deposits	**824**	776
Available-for-sale financial assets	**4,940**	4,227
Long-term equity investments	**17,868**	17,368
Fixed assets	**67**	69
Intangible assets	**13**	18
Other assets	**827**	422
Total assets	**76,637**	31,506
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Placements from banks and other financial institutions	**1,236**	820
Assets sold under agreements to repurchase	**3,290**	-
Salary and welfare payable	**1,627**	586
Taxes payable	**168**	75
Deferred tax liabilities	**93**	93
Other liabilities	**114**	146
Total liabilities	**6,528**	1,720
SHAREHOLDERS' EQUITY		
Share capital	**7,345**	6,195
Capital reserve	**52,718**	15,731
Surplus reserves	**5,429**	4,969
General risk provision	**395**	395
Retained profits	**4,222**	2,496
Total shareholders' equity	**70,109**	29,786
Total liabilities and shareholders' equity	**76,637**	31,506

MA Mingzhe	CHEUNG Chi Yan Louis	MAK, Wai Lam William
Chairman and Chief Executive Officer	President and Chief Financial Officer	Deputy Chief Financial Officer

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

INCOME STATEMENT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(in RMB million)

	For the three months ended Sep 30, 2007	For the nine months ended Sep 30, 2007	For the three months ended Sep 30, 2006	For the nine months ended Sep 30, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
1. Operating income	1,576	6,918	172	5,479
Investment income	1,170	6,048	150	5,363
Gains from changes in fair values	364	723	27	96
Foreign exchange losses	9	(16)	(11)	(16)
Other operating income	33	163	6	36
2. Operating expenses	(946)	(1,504)	(186)	(454)
Business tax and surcharges	(52)	(106)	(1)	(4)
General and administrative expenses	(894)	(1,398)	(185)	(450)
3. Operating profit	630	5,414	(14)	5,025
Add: Non-operating income	-	-	-	-
Less: Non-operating expenses	-	(1)	(1)	(1)
4. Profit before tax	630	5,413	(15)	5,024
Less: Income tax	37	(142)	32	(6)
5. Net profit	667	5,271	17	5,018

MA Mingzhe	CHEUNG Chi Yan Louis	MAK, Wai Lam William
Chairman and Chief Executive Officer	President and Chief Financial Officer	Deputy Chief Financial Officer

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

CASH FLOW STATEMENT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(in RMB million)

	For the nine months ended Sep 30, 2007	For the nine months ended Sep 30, 2006
	(Unaudited)	(Unaudited)
1. Cash flows from operating activities:		
Cash received from other operating activities	163	36
Sub-total of cash inflows	163	36
Cash paid to and for employees	(197)	(148)
Cash paid for taxes and surcharges	(289)	(10)
Cash paid for other operating activities	(102)	(123)
Sub-total of cash outflows	(588)	(281)
Net cash flows from operating activities	(425)	(245)
2. Cash flow from investing activities		
Cash received from sales and redemption of investments	11,455	11,747
Cash received from returns on investment	3,884	5,087
Net cash received from disposals of fixed assets and intangible assets	14	-
Sub-total of cash inflows	15,353	16,834
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(30)	(39)
Cash paid for acquisition of investments	(10,715)	(13,719)
Acquisition of a subsidiary	-	(1,386)
Sub-total of cash outflows	(10,745)	(15,144)
Net cash flows from investing activities	4,608	1,690
3. Cash flows from financing activities		
Cash received from capital contributions	38,222	-
Cash received from borrowings	416	34
Cash received from other financing activities	3,290	11,817
Sub-total of cash inflows	41,928	11,851
Cash paid for distribution of dividends and interest	(3,053)	(1,972)

Cash paid for other financing activities	-	(12,285)
Sub-total of cash outflows	(3,053)	(14,257)
Net cash flows from financing activities	38,875	(2,406)
4. Effect of changes in foreign exchange rate on cash and cash equivalents	(16)	(15)
5. Net increase in cash and cash equivalents	43,042	(976)
Add: Beginning balance of cash and cash equivalents	3,448	2,637
6. Ending balance of cash and cash equivalents	46,490	1,661

MA Mingzhe
Chairman and Chief Executive Officer

CHEUNG Chi Yan Louis
President and Chief Financial Officer

MAK, Wai Lam William
Deputy Chief Financial Officer

证券简称：中国平安　　证券代码：601318　　编号：临 2007-035

中国平安保险（集团）股份有限公司
第七届董事会第十五次会议决议公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司第七届董事会第十五次会议通知已于2007年10月11日发出，会议于2007年10月25日于昆明市召开，会议应出席董事19人，实到董事17人。董事陈甦先生和王冬胜先生因公务原因未能出席，已分别书面委托董事周永健先生和伍成业先生代为出席并行使表决权。本公司部分监事和高级管理人员列席了会议。会议符合《公司法》和本公司《章程》的规定。

会议以投票表决方式通过了如下议案：

一、《公司2007年第三季度报告》

表决结果：19票赞成、0票反对、0票弃权

二、《关于调整执行董事审议平安集团与海外控股公司担保交易的授权额度的议案》

根据股东大会授权，董事会同意将执行董事审批本公司与本公司控股子公司中国平安保险海外（控股）有限公司担保交易的授权额度提高至人民币115亿元。

关于上述授权事项亦可参考本公司于2007年6月7日公布的《2006年年度股东大会决议公告》和于2007年8月17日公布的《第七届董事会第十四次会议决议公告》。

表决结果：19票赞成、0票反对、0票弃权

特此公告

中国平安保险（集团）股份有限公司董事会

2007年10月26日

中国平安保险（集团）股份有限公司
保费收入公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司子公司中国平安人寿保险股份有限公司、中国平安财产保险股份有限公司、平安健康保险股份有限公司及平安养老保险股份有限公司于2007年月1月1日至2007年9月30日期间的累计原保险保费收入，分别为人民币5,966,090万元、人民币1,630,729万元、人民币109万元及人民币5,154万元。以上数据将于中国保险监督管理委员会的网址（http://www.circ.gov.cn）发布。

上述保费收入数据根据中国会计准则编制，且未经注册会计师审计。

特此公告

中国平安保险（集团）股份有限公司董事会

2007年10月18日

证券简称：中国平安　　证券代码：601318　　编号：临 2007-033

中国平安保险（集团）股份有限公司
上市公司治理专项活动整改报告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

经本公司第七届董事会第十四次会议审议通过，本公司《上市公司治理专项活动整改报告》如下：

为认真贯彻落实中国证券监督管理委员会《关于开展加强上市公司治理专项活动有关事项的通知》（证监公司字[2007]28 号）以及深圳证监局《关于做好深圳辖区上市公司治理专项活动有关工作的通知》（深证监公司字[2007]14 号）有关文件精神，公司根据境内外有关法律法规的要求，重新审视了自身公司治理的各个环节，从严遵守相关监管要求，积极开展专项治理工作，补充和完善了法人治理一系列基础性管理制度和经营规范制度，并整理完成了本公司《上市公司治理专项活动的整改报告》，现报告如下：

一、公司治理专项活动组织安排

针对本次公司治理专项活动，中国平安高度重视，于 2007 年 4 月 26 日举行的公司第七届董事会第十一次会议期间，公司特地邀请银河证券、中信证券和高盛高华证券三家保荐机构，对公司董事、监事和高级管理层进行了境内上市公司治理监管要求的专项培训，并传达和认真学习了中国证监会及深圳证监局关于本次公司治理专项活动有关文件精神。

公司同时决定成立“中国平安公司治理专项活动领导小组”专门负责具体落实此项工作，公司决定以此次专项活动为契机，坚决按照中国证监会及深圳证监局相关要求完成各项工作，夯实公司治理基础，妥善解决各项具体问题，进一步加强和提升中国平安公司治理水准，争取成为此次公司治理专项活动的优秀标杆企业。

中国平安公司治理专项活动领导小组成员名单：

领导小组组长：

董事长兼首席执行官马明哲

小组副组长：

执行董事兼公司常务副总经理和董事会秘书孙建一、

执行董事兼公司总经理（首席运营官）和首席财务官张子欣

小组成员:

集团总经理助理兼首席稽核执行官叶素兰、

首席律师兼法律事务部总经理和合规负责人姚军、

副首席财务执行官兼合资格会计师麦伟林、

董事会办公室主任金绍梁、

董事会办公室副主任兼证券事务代表周强

责任部门:

集团董事会办公室、

集团法律事务部、

集团企划精算部、

集团财务核算部、

集团集团资金部、

集团稽核监察部、

集团品牌宣传部、

集团办公室

二、中国平安公司治理专项活动的时间安排及进展情况报告

根据中国证监会、深圳证监局的统一部署，结合公司的实际情况，中国平安开展公司治理专项活动的各阶段工作时间、责任部门、责任人和具体整改措施及进展情况如下:

1、自查阶段

时间: 2007年4月28日至5月25日

责任部门: 董事会办公室、集团法律事务部、企划精算部、财务核算部、集团资金部、集团稽核监察部、品牌宣传部和集团办公室

责任人员: 金绍梁、姚军、姚波、李佩锋、唐本胜、陈和兰、盛瑞生、樊刚

进展情况:

根据中国证监会、深圳证监局有关文件要求，2007年4月30日公司将所有自查事项按照内部职责分工具体分解落实到各责任部门，并且组织公司具体责任部门的部门长和工作执行人员学习中国证监会、深圳证监局有关文件精神要求，传达落实公司高级管理层对待本次公司治理专项活动的要求，督促各责任部门的部门长和工作执行人员高度重视并认真落实本次公司治理专项活动的各项工作。

2007年4月30日至5月10日，各责任部门严格对照中国证监会、深圳证监局下发的“加强上市公司治理专项活动”自查事项，认真落实查找公司治理工作中存在的各种问题和不足，并在此期间陆续将自查问题反馈汇总至公司董事会办公室。5月10日至5月14日董事会办公室将自查工作过程中所有发现的问题建立自查工作底稿，在此基础上进行归纳汇总，再提交领导小组进行深入分析，总结提升形成自查报告。公司治理领导小组将所有问题制定明确的整改措施和时间进度表，明确整改责任部门和具体工作执行人，形成了初步的整改计划。

公司于5月15日发出通知，在5月15日至5月25日专门召集了一次以通讯表决方式召开的临时董事会会议和监事会会议，将公司的《公司治理专项自查报告和整改计划》提交公司董事会、监事会审议，并由公司所有独立董事对自查报告和整改计划出具相应的评价意见。

6月15日，公司将自查报告和整改计划在上海证券交易所网站上进行了公布，公司同日在《中国证券报》、《上海证券报》和《证券时报》发布了自查报告和整改计划。为了扩大本次上市公司治理专项活动投资者、社会公众的参与广度和深度，公司同步在香港联交所网站同步发布了海外监管公告。

2、公众评议阶段

时间：2007年4月28日至7月13日

责任部门：董事会办公室

责任人员：金绍梁

进展情况：

公司在4月28日设立了专门的电话和网络平台听取广大投资者、社会公众的意见和建议，该电话和网络平台通过网络方式公布。4月28日至7月13日期间公司通过设立的投资者咨询电话、电子邮件和网络平台，广泛听取和收集广大投资者、社会公众的意见和建议，期间投资者就公司经营管理等多方面提出了普遍关注的一些问题，但在公司治理方面基本未提出其他具体明确的整改建议和意见。

为进一步收集和听取投资者对公司治理方面的意见和建议，2007年7月13日，公司针对本次法人治理专项活动举行了一次公司治理交流会，公司董事长兼首席执行官马明哲、执行董事兼公司常务副总经理和董事会秘书孙建一等有关人员出席了本次公司治理交流会。通过本次公司治理交流会，公司与广大投资者和公众进行了充分沟通和互动，详细解答了广大投资者和公众提出法人治理等各方面的问题，介绍了中国平安在公司治理方面的特点、认识和具体举措。通过交流，投资者普遍对中国平安的公司治理水准表示充分认知和认可，基本未提出在公司治理方面具体需整改的意见和建议。

三、公司治理活动发现的主要问题、整改措施及整改落实情况

时间：2007年6月30日至8月16日

责任部门：董事会办公室、集团法律事务部、企划精算部、财务核算部、集团资金部、集团稽核监察部、品牌宣传部和集团办公室

责任人员：金绍梁、姚军、姚波、李佩锋、唐本胜、陈和兰、盛瑞生、樊刚

整改措施：

公司根据自查情况、整改计划和监管机关、投资者、社会公众提出的意见和建议，切实进行整改工作，着力提高治理水平。针对本次法人治理专项活动发现的问题，公司具体的整改措施及整改落实情况如下：

	发现问题	整改措施	整改落实情况
1、执行委员会工作细则	根据公司章程的有关规定：公司设执行委员会，由首席执行官(CEO)、首席营运官(COO)、首席财务官(CFO)以及其他若干成员组成，执行委员会应制订执行委员会工作细则，报董事会批准后实施。 在法人治理专项活动进行自查以前，公司虽然制定了《集团执行委员会会议制度（2006版）》，但该制度仅属于公司内部的会议制度，尚未通过公司董事会审议并批准。	公司根据公司章程的规定制定《执行委员会工作细则》。	公司已制定完成《执行委员会工作细则》，并将《执行委员会工作细则》提交2007年8月16日召开的公司中期董事会批准后实施。
2、信息披露事务管理制度	根据中国证监会《上市公司信息披露管理办法》的要求，上市公司应制定《信息披露事务管理制度》，并提交董事会审议后实施。 在法人治理专项活动自查以前，公司虽然按照《上市公司信息披露管理办法》和《上海证券交易所股票上市规则》等规定由董事会秘书和董事会办公室负责信息披露工作，并制定有相应的规章和指南，但没有制定专门的《信息披露事务管理制度》并报专门的董事会批准。	公司制定《信息披露事务管理制度》，该制度同时对定期报告的编制、审议和披露的流程进行规范。	公司已制定完成《信息披露事务管理制度》，于2007年6月15日至6月25日期间以通讯表决的方式召开第七届董事会第十三次会议，审议批准了《信息披露事务管理制度》，并于2007年7月2日公司以平保办〔2007〕24号文形式在公司内下发，要求公司各相关单位遵照执行。
3、募集资金管理制度	在法人治理专项活动自查以前，虽然公司对募集资金实行严格的专项专户管理，募集资金均集中存放在深圳市商业银行的专项账户中，募集资金的使用也严格遵循公司既有的资金使用办法和制度，但公司没有制定专项的《募集资金管理制度》。	公司制定《募集资金专项存储及使用管理制度》，以规范募集资金管理，提高募集资金的使用效率。	公司已制定完成《募集资金专项存储及使用管理制度》，并于2007年7月6日公司以平保办〔2007〕28号文形式下发了《募集资金专项存储及使用管理制度》，要求公司各相关单位遵照执行。
4、独立董事工作指引	在法人治理专项活动自查以前，虽然在《公司章程》和董事会专业委员会工作细则中，对独立董事的任职资格、任免制度、职责、义务有相关规定，但公司未综合各项规定，制订专门的独立董事制度。	公司汇总境内外有关规定，参照最佳市场实践制定有关独立董事工作指引。	公司已制定完成《独立董事工作指引》，并于2007年8月16日第七届董事会第十四次会议上作为备案文件提交

			董事会和独立董事审阅备查。
5、关联交易管理制度	中国保监会2007年4月6日制定发布了《保险公司关联交易管理暂行办法》，要求各保险公司贯彻落实。公司需要根据保监会对关联交易的管理规定，相应修订公司关联交易管理制度。	公司根据保监会《保险公司关联交易管理暂行办法》，修订公司《关联交易管理制度》，以规范集团公司以及各专业子公司与关联人士的关联交易，确保关联交易符合公开、公平、公正的原则，保障公司和全体股东的合法权益。	公司已制定完成《关联交易管理制度》，2007年6月29日公司以平保办〔2007〕22号文形式下发了《关联交易管理制度》，要求公司各相关单位遵照执行。
6、董事、监事及高级管理人员持有及买卖本公司股票的行为守则	公司发行H股并上市后，制定了有关《董事、监事及高级管理人员持有及买卖本公司股票的行为守则》，公司2007年3月发行A股并上市后，该守则需要根据境内A股有关的法律法规作出相应修订。	公司根据境内A股有关法律法规的要求，相应修订公司《董事、监事及高级管理人员持有及买卖本公司股票的行为守则》，以规范集团公司董事、监事及高级管理人员及集团公司、各专业子公司相关人员持有及买卖公司股票的行为，为其提供有效的指引，防范规避内幕交易。	公司已修订完成《董事、监事及高级管理人员持有及买卖本公司股票的行为守则》，2007年7月3日公司以平保办〔2007〕26号文形式下发了《董事、监事及高级管理人员持有及买卖本公司股票的行为守则》，要求公司各相关人员遵照执行。
7、投资者关系管理制度	公司发行H股并上市后，为强化投资者关系管理，公司设立了投资者关系管理委员会并制订了《投资者关系管理委员会章程》、《投资者关系工作指引》及相关操作细则等。公司2007年3月发行A股并上市后，面对新的投资者群体和新的监管环境，需要对现有的投资者关系管理制度，遵照境内A股有关的法律法规作出相应修订。	公司投资者关系管理委员会遵照境内A股有关的法律法规对《投资者关系管理委员会章程》和《投资者关系工作指引》进行相应修订并制订《投资者关系工作制度》。	公司已修订完成《投资者关系管理委员会章程》和《投资者关系工作指引》，制定完成了《投资者关系工作制度》，并于8月提交投资者关系管理委员会会议审议通过并生效。
8、重大交易管理制度	在本次法人治理专项活动中，公司高度重视规范公司及子公司的重大交易的重要性，以保护公司和全体股东的合法权益，并依法对该类交易进行信息披露。	根据上市规则的要求，并结合公司的实际情况，制定《重大交易管理制度》。	公司已制定完成《重大交易管理制度》，2007年6月28日公司以平保办〔2007〕20号文形式下发了《重大交易管理制度》，要求公司各相关单位遵照执行。

三、中国平安公司治理专项活动总体成效

通过本次公司治理专项活动，公司对照相关监管要求对公司治理的方方面面进行了深入全面的检视和分析，发现了一系列的有关问题。公司通过积极分析上述问题产生的主要原因，并且认真对发现的问题进行整改，逐一跟进落实整改措施，最终完成了本次治理专项活动的所有整改工作。

通过本次公司治理专项活动，中国平安根据中国境内外有关法律法规的要求，重新审视了自身公司治理的各个环节，从严遵守相关监管要求，补充和完善了法人治理一系列基础性管理制度和经营规范制度。对中国平安的公司治理规范度和公平度、信息披露及时性和透明度、股东价值提升及认同度、财务会计准则和监管机构规定遵守程度、风险管理机制和内部控制制度的完善程度方面都起到了明显的促进作用。

本次富有成效的治理专项活动，有利于提高公司的经营管理水平和竞争能力，有利于公司的持续、健康和稳定发展，为公司发展成为国际领先的综合金融服务集团打下了坚实的基础。公司今后将不定期对公司的治理进行重新审视和规范。

中国平安保险（集团）股份有限公司

二〇〇七年九月二十七日

证券简称：中国平安　　证券代码：601318　　编号：临 2007-032

中国平安保险（集团）股份有限公司
保费收入公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称"本公司"）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司子公司中国平安人寿保险股份有限公司、中国平安财产保险股份有限公司、平安健康保险股份有限公司及平安养老保险股份有限公司于2007年月1月1日至2007年8月31日期间的累计原保险保费收入，分别为人民币5,321,890万元、人民币1,442,272万元、人民币50万元及人民币3,100万元。以上数据将于中国保险监督管理委员会的网址 (http://www.circ.gov.cn) 发布。

上述保费收入数据根据中国会计准则编制，且未经注册会计师审计。

特此公告

中国平安保险（集团）股份有限公司董事会

2007年9月20日

END